Exhibit 99.2
Management's Discussion and Analysis (“MD&A”)
Quarterly Report on the Second Quarter of 2021

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and six month periods ended June 30, 2021, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of August 6, 2021, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and six month periods ended June 30, 2021 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 111 to 127. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2020, the related annual MD&A included in the 2020 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate” “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “assume”, “intend”, “intention”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the timing and amount of Barrick’s return of capital distributions; mine life and production rates, including timing of production ramp-up at Bulyanhulu and potential extension to life of mine at Hemlo; Barrick’s engagement with local communities to manage the Covid-19 pandemic; the results of the Goldrush Feasibility Study, including projected capital estimates, anticipated permitting timelines and investment returns related to the Goldrush Project, as well as opportunities for enhancements; our plans and expected completion and benefits of our growth projects, including construction of Goldrush twin exploration declines, Turquoise Ridge Third Shaft, Pueblo Viejo expansion project, Bulyanhulu production ramp-up and feasibility study, Zaldívar chloride leach project, and Veladero power transmission project; the impact of Nevada’s new mining excise tax on Nevada Gold Mines; the timeline for execution of definitive agreements and formation of a new joint venture to implement the Framework Agreement between Papua New Guinea and Barrick Niugini Limited (“BNL”) and the timeline for resolution of outstanding tax audits with New Zealand's Internal Revenue Commission; the duration of the temporary suspension of operations at Porgera and timeline to recommence operations; administrative steps required prior to the distribution of cash and equivalents held at Kibali in banks in the Democratic Republic of Congo; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets and tailings storage facility management; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from

BARRICK SECOND QUARTER 2021	21	MANAGEMENT'S DISCUSSION AND ANALYSIS

those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a Record of Decision for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s special mining lease; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2021 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19.
In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2021	22	MANAGEMENT'S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Performance Measures

We use the following non-GAAP financial performance measures in our MD&A:
■"adjusted net earnings"
■"free cash flow"
■"EBITDA"
■"adjusted EBITDA"
■"total cash costs per ounce"
■"C1 cash costs per pound"
■"all-in sustaining costs per ounce/pound"
■"all-in costs per ounce" and
■"realized price"

For a detailed description of each of the non-GAAP financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 79 to 104. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 105. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Index

24	Overview

	24	Financial and Operating Highlights
	27	Key Business Developments
	28	Environmental, Social and Governance
	33	Outlook
	35	Production and Cost Summary

37	Operating Performance

	38	Nevada Gold Mines
	40	Carlin
	42	Cortez
	44	Turquoise Ridge
	46	Other Mines - Nevada Gold Mines
	47	Pueblo Viejo
	49	Loulo-Gounkoto
	51	Kibali
	53	Veladero
	55	North Mara
	57	Bulyanhulu
	59	Other Mines - Gold
	60	Other Mines - Copper

61	Growth Projects

62	Exploration and Mineral Resource Management

67	Review of Financial Results

	67	Revenue
	69	Production Costs
	70	Capital Expenditures
	71	General and Administrative Expenses
	71	Exploration, Evaluation and Project Expenses
	72	Finance Costs, Net
	72	Additional Significant Statement of Income Items
	73	Income Tax Expense

74	Financial Condition Review

	74	Balance Sheet Review
	74	Shareholders’ Equity
	74	Financial Position and Liquidity
	75	Summary of Cash Inflow (Outflow)

77	Commitments and Contingencies

78	Review of Quarterly Results

78	Internal Control over Financial Reporting and Disclosure Controls and Procedures

79	IFRS Critical Accounting Policies and Accounting Estimates

79	Non-GAAP Financial Performance Measures

105	Technical Information

105	Endnotes

111	Financial Statements

116	Notes to Consolidated Financial Statements

BARRICK SECOND QUARTER 2021	23	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Overview

Financial and Operating Highlights

	For the three months ended					For the six months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change	6/30/21	6/30/20	% Change
Financial Results ($ millions)
Revenues	2,893	2,956	(2)%	3,055	(5)%	5,849	5,776	1%
Cost of sales	1,704	1,712	0%	1,900	(10)%	3,416	3,676	(7)%
Net earnings[a]	411	538	(24)%	357	15%	949	757	25%
Adjusted net earnings[b]	513	507	1%	415	24%	1,020	700	46%
Adjusted EBITDA[b]	1,719	1,800	(5)%	1,697	1%	3,519	3,163	11%
Adjusted EBITDA margin[c]	59%	61%	(3)%	56%	5%	60%	55%	9%
Minesite sustaining capital expenditures[d]	452	405	12%	420	8%	857	790	8%
Project capital expenditures[d]	203	131	55%	85	139%	334	161	107%
Total consolidated capital expenditures[d,e]	658	539	22%	509	29%	1,197	960	25%
Net cash provided by operating activities	639	1,302	(51)%	1,031	(38)%	1,941	1,920	1%
Net cash provided by operating activities margin[f]	22%	44%	(50)%	34%	(35)%	33%	33%	0%
Free cash flow[b]	(19)	763	(102)%	522	(104)%	744	960	(23)%
Net earnings per share (basic and diluted)	0.23	0.30	(23)%	0.20	15%	0.53	0.43	23%
Adjusted net earnings (basic)[b] per share	0.29	0.29	0%	0.23	26%	0.57	0.39	46%
Weighted average diluted common shares (millions of shares)	1,779	1,778	0%	1,778	0%	1,779	1,778	0%
Operating Results
Gold production (thousands of ounces)[g]	1,041	1,101	(5)%	1,149	(9)%	2,142	2,399	(11)%
Gold sold (thousands of ounces)[g]	1,070	1,093	(2)%	1,224	(13)%	2,163	2,444	(11)%
Market gold price ($/oz)	1,816	1,794	1%	1,711	6%	1,805	1,645	10%
Realized gold price[b,g] ($/oz)	1,820	1,777	2%	1,725	6%	1,798	1,657	9%
Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,107	1,073	3%	1,075	3%	1,090	1,048	4%
Gold total cash costs[b,g] ($/oz)	729	716	2%	716	2%	723	704	3%
Gold all-in sustaining costs[b,g] ($/oz)	1,087	1,018	7%	1,031	5%	1,052	993	6%
Copper production (millions of pounds)[g]	96	93	3%	120	(20)%	189	235	(20)%
Copper sold (millions of pounds)[g]	96	113	(15)%	123	(22)%	209	233	(10)%
Market copper price ($/lb)	4.40	3.86	14%	2.43	81%	4.12	2.49	65%
Realized copper price[b,g] ($/lb)	4.57	4.12	11%	2.79	64%	4.32	2.53	71%
Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.43	2.11	15%	2.08	17%	2.26	2.03	11%
Copper C1 cash costs[b,g] ($/lb)	1.83	1.60	14%	1.55	18%	1.71	1.55	10%
Copper all-in sustaining costs[b,g] ($/lb)	2.74	2.26	21%	2.15	27%	2.48	2.10	18%
	As at 6/30/21	As at 3/31/21	% Change	As at 6/30/20	% Change
Financial Position ($ millions)
Debt (current and long-term)	5,152	5,153	0%	5,168	0%
Cash and equivalents	5,138	5,672	(9)%	3,743	37%
Debt, net of cash	14	(519)	(103)%	1,425	(99)%
a.Net earnings represents net earnings attributable to the equity holders of the Company.
b.Adjusted net earnings, adjusted EBITDA, free cash flow, adjusted net earnings per share, realized gold price, all-in sustaining costs, total cash costs, C1 cash costs and realized copper price are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
c.Represents adjusted EBITDA divided by revenue.
d.Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.Total consolidated capital expenditures also includes capitalized interest of $3 million and $6 million, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $3 million and June 30, 2020: $4 million and $9 million, respectively).
f.Represents net cash provided by operating activities divided by revenue.
g.On an attributable basis.
h.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).
i.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

BARRICK SECOND QUARTER 2021	24	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

GOLD PRODUCTION (thousands of ounces)	COPPER PRODUCTION (millions of pounds)

GOLD COST OF SALES[a], TOTAL CASH COSTS[b],	COPPER COST OF SALES[a], C1 CASH COSTS[b],
AND ALL-IN SUSTAINING COSTS[b] ($ per ounce)	AND ALL-IN SUSTAINING COSTS[b] ($ per pound)

ADJUSTED EBITDA[b] AND	ATTRIBUTABLE CAPITAL EXPENDITURES ($ millions)
ADJUSTED EBITDA MARGIN[c]

OPERATING CASH FLOW AND FREE CASH FLOW[b]	SHAREHOLDER DISTRIBUTIONS[d,e] (cents per share)
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
b.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
c.Represents adjusted EBITDA divided by revenue.
d.Dividend per share declared in respect of the stated period. Return of capital distribution is to be paid contemporaneously with the dividend for that period.
e.Return of capital distribution per share for Q2 2021 is an estimate based on the issued and outstanding shares as of June 30, 2021, and is subject to change.

BARRICK SECOND QUARTER 2021	25	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Factors affecting net earnings and adjusted net earnings1 - three months ended June 30, 2021 versus March 31, 2021
Net earnings attributable to equity holders of Barrick ("net earnings") for the three months ended June 30, 2021 were $411 million compared to $538 million in the prior quarter. The decrease was primarily due to an impairment reversal in the prior quarter of $86 million (no tax impact) at Lagunas Norte resulting from the agreement to sell our 100% interest in the mine to Boroo Pte Ltd. ("Boroo").
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $513 million for the three months ended June 30, 2021 were 1% higher than the prior quarter. The increase in adjusted net earnings1 was mainly due to a higher realized gold price1 of $1,820 per ounce for the three months ended June 30, 2021 compared to $1,777 per ounce in the prior quarter, and to a lesser extent a higher realized copper price1 of $4.57 per pound for the three months ended June 30, 2021 compared to $4.12 per pound in the prior quarter. This was partially offset by lower gold and copper sales volumes and higher cost of sales per ounce/pound1. The lower gold sales volume was primarily due to planned maintenance shutdowns at Nevada Gold Mines' ("NGM") processing facilities, combined with a mechanical mill failure at Carlin's Goldstrike roaster. This was further impacted by planned maintenance at Pueblo Viejo. The lower copper sales volume was due to the sale of a higher portion of stockpiled concentrate at Lumwana in the prior quarter.

Factors affecting net earnings and adjusted net earnings1 - three months ended June 30, 2021 versus June 30, 2020
Net earnings for the second quarter of 2021 were $411 million compared to $357 million in the same prior year period. The increase was primarily due to a higher realized gold price1 of $1,820 per ounce in the three months ended June 30, 2021 compared to $1,725 per ounce in the same prior year period, and a higher realized copper price1 of $4.57 per pound for the three months ended June 30, 2021, compared to $2.79 per pound in the prior quarter. This was partially offset by lower gold and copper sales volumes and higher cost of sales per ounce/pound2.
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $513 million in the second quarter of 2021 were $98 million higher than the same prior year period. The increase was primarily due to higher realized gold and copper prices1, as described above. This was partially offset by lower gold sales volumes, primarily as a result of Porgera being placed on care and maintenance on April 25, 2020, planned maintenance shutdowns at NGM's processing facilities, a mechanical mill failure at Carlin's Goldstrike roaster and mine sequencing at Carlin and Cortez. This was combined with reduced heap leach processing operations at Veladero through the first half of 2021 while the mine transitions to Phase 6. These impacts were partially offset by increased production at Bulyanhulu following the ramp-up of underground mining and processing operations starting near the end of 2020. Adjusted net earnings1 was also impacted by lower copper sales volume primarily due to lower grades processed and lower throughput at Lumwana.
The significant adjusting item in the three months ended June 30, 2021 was:
■$62 million in significant tax adjustments mainly relating to deferred tax expense as a result of tax reform measures in Argentina.
Refer to page 80 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings1 - six months ended June 30, 2021 versus June 30, 2020
Net earnings for the six months ended June 30, 2021 were $949 million compared to $757 million in the same prior year period. The increase was mainly due to a higher realized gold price1 of $1,798 per ounce in the six months ended June 30, 2021 compared to $1,657 per ounce in the same prior year period, and a higher realized copper price1 of $4.32 per pound for the six months ended June 30, 2021 compared to $2.53 per pound in the same prior year period. This was partially offset by lower gold sales volumes.
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $1,020 million for the six months ended June 30, 2021 were $320 million higher than the same prior year period. The increase in adjusted net earnings was primarily due to higher realized gold and copper prices1, as described above. This was partially offset by lower gold sales volume, primarily as a result of Porgera being placed on care and maintenance on April 25, 2020, planned maintenance shutdowns at NGM's processing facilities, a mechanical mill failure at Carlin's Goldstrike roaster and mine sequencing at Carlin and Cortez. This was combined with reduced heap leach processing operations at Veladero through the first half of 2021 while the mine transitions to Phase 6. These impacts were partially offset by increased production at Bulyanhulu following the ramp-up of underground mining and processing operations starting near the end of 2020.
Significant adjusting items in the six months ended June 30, 2021 include:
■$109 million in significant tax adjustments mainly due to deferred tax expense as a result of tax reform measures in Argentina, the remeasurement of deferred tax balances for changes in foreign currency rates and the recognition/derecognition of our deferred taxes in various jurisdictions; partially offset by
■$87 million ($83 million before tax and non-controlling interest) in net impairment reversals, primarily resulting from the agreement to sell our 100% interest in the Lagunas Norte mine.
Refer to page 80 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended June 30, 2021 versus March 31, 2021
In the three months ended June 30, 2021, we generated $639 million in operating cash flow, compared to $1,302 million in the prior quarter. The decrease of $663 million was primarily due to higher cash taxes paid as well as higher interest paid as a result of the timing of semi-annual interest payments on our bonds. This was combined with an unfavorable movement in working capital, mainly in inventory, other current assets, and accounts receivable, partially offset by favorable movements in accounts payable. It also reflects the prepayment of royalties at Pueblo Viejo, recognized in other assets. Operating cash flow was further adversely impacted by lower gold and
1Numerical annotations throughout the text of this document refer to the endnotes found on page 105.

BARRICK SECOND QUARTER 2021	26	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
copper sales volumes and higher total cash costs/C1 cash costs per ounce/pound1, partially offset by higher realized gold and copper prices1.
For the three months ended June 30, 2021, we recorded negative free cash flow1 of $19 million, compared to positive free cash flow1 of $763 million in the prior quarter, reflecting lower operating cash flows and higher capital expenditures. In the second quarter of 2021, capital expenditures on a cash basis were $658 million compared to $539 million in the prior quarter due to an increase in both project capital and minesite sustaining capital expenditures. The increase in project capital expenditures mainly relates to the Pueblo Viejo expansion project. Higher minesite sustaining capital expenditures compared to the prior quarter were mainly due to the purchase of an oxygen plant at Carlin's Goldstrike autoclave, which was previously owned by a third party, and higher capitalized drilling and underground development at Loulo-Gounkoto.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended June 30, 2021 versus June 30, 2020
In the second quarter of 2021, we generated $639 million in operating cash flow, compared to $1,031 million in the same prior year period. The decrease of $392 million was primarily due to an unfavorable movement in working capital, mainly in other current assets and inventory, combined with higher cash taxes paid. Operating cash flow was further adversely impacted by lower gold and copper sales volumes and higher total cash costs/C1 cash costs per ounce/pound1, although this was more than offset by higher realized gold and copper prices1.
In the second quarter of 2021, we generated negative free cash flow1 of $19 million compared to positive free cash flow1 of $522 million in the same prior year period. The negative free cash flow1 primarily reflects lower operating cash flows and higher capital expenditures. In the second quarter of 2021, capital expenditures on a cash basis were $658 million compared to $509 million in the second quarter of 2020. The increase in capital expenditures of $149 million was primarily due to higher project capital expenditures, namely the Pueblo Viejo expansion project and the development of the third underground mine at Loulo-Gounkoto. This was combined with higher minesite sustaining capital expenditures, mainly at Carlin due to an increase in capitalized stripping and the purchase of an oxygen plant at Carlin's Goldstrike autoclave, which was previously owned by a third party, and at Veladero relating to the Phase 6 leach pad expansion as well as higher capitalized stripping. The increase in minesite sustaining capital expenditures was partially offset by lower capitalized stripping at Cortez and decreased spending on tailings storage facilities and land acquisitions at North Mara.

Factors affecting Operating Cash Flow and Free Cash Flow1 - six months ended June 30, 2021 versus June 30, 2020
For the six months ended June 30, 2021, we generated $1,941 million in operating cash flow, compared to $1,920 million in the same prior year period. The increase of $21 million was primarily due to a higher realized gold price1 of $1,798 per ounce in the six months ended June 30, 2021 compared to $1,657 per ounce in the same prior year period, and a higher realized copper price1 of $4.32 per pound in the current period compared to $2.53 per pound in the same prior year period. This was partially offset by lower gold sales volumes, higher total cash costs per ounce1 and higher cash taxes paid.
For the six months ended June 30, 2021, we generated free cash flow1 of $744 million compared to $960 million in the same prior year period. The decrease primarily reflects higher capital expenditures, partially offset by higher operating cash flows. In the six months ended June 30, 2021, capital expenditures on a cash basis were $1,197 million compared to $960 million in the same prior year period primarily due to higher project capital expenditures, namely the Pueblo Viejo expansion project and the development of the third underground mine at Loulo-Gounkoto. This was combined with higher minesite sustaining capital expenditures, mainly at Veladero relating to the Phase 6 leach pad expansion and higher capitalized stripping, as well as at Carlin due to an increase in capitalized stripping and the purchase of an oxygen plant at the Goldstrike autoclave, which was previously owned by a third party. The increase in minesite sustaining capital expenditures was partially offset by lower capitalized stripping at Cortez and our investment in the tailings storage facility, other water management initiatives and land acquisitions in the same prior year period at North Mara.

Key Business Developments
Covid-19 Pandemic
Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and business. Barrick has a strong culture of caring for the welfare of its employees and communities.  Our well-established prevention practices and procedures, as well as the experience we gained from dealing with two Ebola outbreaks around our African operations, has assisted us with managing this unprecedented challenge.  We have been actively working to support government responses to the Covid-19 pandemic, both financially and by using our supply chain to secure key supplies for the benefit of the communities in which we operate.
Our preference for employing local nationals where we operate rather than expatriates, means that we are not dependent upon a workforce traveling to site on a regular basis from other parts of the globe. We have adopted certain operating procedures to respond to Covid-19 and to date, our operations have not been significantly impacted by the pandemic with the exception of Veladero, where the government of Argentina implemented a mandatory nationwide quarantine in March 2020. Although this was lifted in April 2020, movement and social distancing restrictions impacted the remobilization of employees and contractors back to site.
Early and measured actions such as social distancing, screening and contact tracing have been implemented at all sites. This has allowed our sites to continue to produce and sell their production as well as keep our people and local communities safe at the same time. These actions have minimized the impacts of the pandemic at our operations and facilitated the continued delivery of strong operating cash flow since the onset of the pandemic.
Our focus on strengthening our balance sheet in recent years has given us the financial flexibility to endure any short-term impacts to our operations, while supporting our strategy of participating in our industry's inevitable consolidation. We have $5.1 billion in cash, an undrawn

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$3.0 billion credit facility and no significant debt repayments due until 2033, providing us with sufficient liquidity to execute on our strategic goals.
Notwithstanding that the global rollout of vaccination programs is starting to make a difference, we recognize the situation remains dynamic. We continue to monitor developments around the world and believe we have positioned Barrick as best we can to weather the storm and take advantage of any value opportunities should they present themselves.

Return of Capital
At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates. The total return of capital distribution is expected to be effected in three equal tranches. The first $250 million tranche was paid on June 15, 2021, to shareholders of record at the close of business on May 28, 2021. The second return of capital distribution is expected to be paid on September 15, 2021, to shareholders of record on August 31, 2021. The remaining distribution of $250 million is expected to be effected to shareholders of record on a date to be determined in November 2021.
This return of capital distribution demonstrates Barrick’s commitment to return surplus funds to shareholders as outlined in the strategy stated at the time of the Randgold merger announcement in September 2018. Since that time, the quarterly dividend has tripled and together with this capital distribution, establishes one of the industry's leading returns for shareholders in 2021.

Sale of Lagunas Norte
On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo for total consideration of up to $81 million, with $20 million of cash consideration on closing, additional cash consideration of $10 million payable on the first anniversary of closing and $20 million payable on the second anniversary of closing, a 2% net smelter return royalty, which may be purchased by Boroo for a limited period after closing for $16 million, plus a contingent payment of up to $15 million based on the two-year average gold price. An impairment reversal of $86 million was recognized in the first quarter of 2021. Refer to note 13 for further details. The transaction closed on June 1, 2021 and we recognized a gain on sale of $4 million in the second quarter of 2021 based on a final fair value of consideration of $65 million. We remain contractually liable for all tax matters that existed prior to our divestiture until these matters are resolved.

Porgera Special Mining Lease Extension
On April 9, 2021, the Papua New Guinea ("PNG") government and Barrick Niugini Limited (“BNL”, the 95% owner and operator of the Porgera joint venture) agreed on a partnership for the future ownership and operation of the Porgera mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its special mining lease ("SML").
Under the terms of a binding Framework Agreement, ownership of Porgera will be held in a new joint venture owned 51% by PNG stakeholders and 49% by
BNL. BNL remains the operator of the mine and is jointly owned by Barrick and Zijin Mining Group. The Framework Agreement also provides, among other things, for:
■PNG stakeholders and BNL to share the economic benefits generated over the remaining life of mine on a 53%/47% basis in favor of the PNG stakeholders;
■BNL to finance the capital required to restart the mine;
■an increase in the equity allocated to a broad group of landowners who are the customary owners of the land where Porgera is located; and
■the state to retain the right to acquire the remaining 49% of the mine from BNL at fair market value after 10 years.
The parties are working towards the signing of definitive agreements, at which time, full mine recommencement work will begin. Porgera continues to be excluded from our full year 2021 guidance. We expect to update our guidance following both the execution of definitive agreements to implement the binding Framework Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 13 and 18 to the Financial Statements for more information.

North America Regional Management Changes
Catherine Raw, Chief Operating Officer, North America, has decided to return to the United Kingdom and as a result will be departing Barrick on December 31, 2021. Ms. Raw will remain in her role and will continue to lead Barrick's North America region until her departure from the Company at the end of this year. Barrick will communicate a successor and any changes to its North American regional management structure in due course.

Environmental, Social and Governance ("ESG")
Sustainability is a fundamental business principle for Barrick and entrenched in our DNA.
Our sustainability strategy has four main pillars: (1) Ensuring we respect human rights; (2) Protecting the health and safety of our people and local communities; (3) Sharing the benefits of our operations; and (4) Managing our impacts on the environment.
We implement this strategy by blending top down accountability, with bottom up responsibility. This means we place the day-to-day ownership of sustainability and the associated risks and opportunities in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, ensuring alignment towards the strategic priorities of the overall business.
We are encouraged that analyzing ESG strategy and performance as part of an investment thesis has moved from the margins to the mainstream. However, we also recognize the challenges this presents with the ever-increasing number of disclosures, tools and metrics used to score a company’s performance.
In 2019, we introduced a Sustainability Scorecard to address this challenge. The scorecard, which was a first for our industry, sets the sustainability issues we believe to be most relevant both for our business and our industry. It

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compares and ranks our performance against peers and our own objectives. Performance is then aggregated into an overall score. The ESG aspects covered by the scorecard include: Health and Safety, Social and Economic Development, Human Rights, the Environment, as well as Governance.
For 2020, our performance on the scorecard accounted for 25% of the long-term incentive awards (up from 15% in 2019) for senior leaders as part of the Barrick Partnership Plan. As detailed in our 2020 Sustainability Report, Barrick received a B grade in 2020, unchanged from 2019 (on a scale where A represents top performance and E represents bottom performance). Although our Group safety frequency rates in 2020 significantly improved year-over-year, we received a bottom quintile score for our Total Recordable Injury Frequency Rate ("TRIFR")3 performance due to the unfortunate fatality at Kibali in November 2020. Thus, despite improvement across most of our Sustainability Scorecard indicators, we believe a B grade for 2020 is fair, as it is our absolute belief that one fatality is one too many.
We also continued to engage with and work to update the ESG ratings community on our performance and plans, and sought to provide further detail to this increasingly important stakeholder group on a number of legacy issues which impact our ESG scores and perception in the market.
During the second quarter of 2021, we published our Communication on Progress to the United Nations Global Compact ("UNGC"). The report was our first advanced level Communication on Progress and detailed the actions we have taken to meet the objectives of the UNGC.

Safety
We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Every person going home safe and healthy every day.”
To achieve this vision and drive performance, we established site, regional and Group level targets for a range of leading and lagging safety indicators, including lost time injury rates, total injuries, and high potential incidents as well as senior safety interactions.
We report our safety performance quarterly as both part of our Environmental & Social Oversight Committee ("E&S Committee") meetings and to the Board's Corporate Governance & Nominating Committee.
We have also set a goal for the safety management systems at all operational sites to be certified to the internationally recognized ISO 45001 standard by the end of 2021. Four sites are already accredited, including North Mara which received its inaugural certification in February 2021.
As part of our approach to health and safety, we also apply strict Covid-19 screening and prevention measures at our mine gates. We are working with our host governments to assist with vaccination roll-out across all countries we operate in. To date, approximately 25% of our workforce (employees and contractors) are partially vaccinated, the bulk of whom are at Nevada Gold Mines, Pueblo Viejo, Jabal Sayid, Loulo-Gounkoto, Kibali and Lumwana and approximately 15% of our workforce are fully vaccinated.
We have also implemented our “Journey to Zero Harm” initiative. This initiative is focused on engagement with our workforce through Visible Felt Leadership, aligning and improving our standards, ensuring accountability to our safety commitments, and ensuring our employees are fit for duty.
It is with deepest sadness that we report on July 14, 2021, an incident occurred at Hemlo which resulted in the tragic fatality of an employee from Barminco, our underground mining contractor. A full investigation into the cause of the fatality is ongoing.
Our Lost Time Injury Frequency Rate ("LTIFR") was 0.24 in the second quarter of 2021, down from 0.48 in the prior quarter. Our TRIFR for the second quarter of 2021 was 1.59, a slight increase from the prior quarter of 1.38.

Environment
Being responsible stewards of the environment is another pillar of our sustainability strategy. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to a changing climate, and protection of biodiversity are key focuses.
Immediately after the merger with Randgold, we set a corporate goal for all sites to have their Environmental Management System certified to the ISO 14001:2015 standard by the end of 2020. At the end of the first quarter of 2021, all sites were certified.
We maintained our strong track record of stewardship and did not record any Class 14 environmental incidents during the first half of 2021.

Climate
Barrick’s climate change strategy has three pillars: (1) Identify, understand and mitigate the risks associated with climate change; (2) Measure and reduce our impacts on climate change; and (3) Improve our disclosure on climate change. Action taken on each pillar is described below.

Identify, understand and mitigate the risks associated with climate change
We continue to take steps to identify and manage risks, build resilience to climate change, as well as to position ourselves for new opportunities. Climate change-related factors continue to be incorporated into Barrick’s formal risk assessment process (for example, consideration is given to the availability and access to water, together with the impact of increased precipitation, drought, or severe storms on operations as well as on local communities). We have identified several climate-related risks and opportunities for our business including: physical impacts of climate change; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies.

Measure and reduce the Group’s impact on climate change
Mining is an energy-intensive business, and we understand the important link between energy use and greenhouse gas (“GHG”) emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production, and reduce our costs.

Improve our disclosure on climate change
As part of our commitment to improve our disclosure on climate change, we complete the annual CDP (formerly known as the Carbon Disclosure Project) Climate Change

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questionnaire, which makes investor-relevant climate data widely available. In 2020, Barrick received a C minus grade on the CDP 2019 Climate Change Questionnaire. This grade places Barrick in the 'awareness' scoring band. Our response to the 2020 questionnaire was submitted to CDP in July 2021.
The Board’s Corporate Governance & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.
During 2020, we also concluded an update of our global scenario analysis, and we are now advancing an individual site-by-site analysis to better understand the risk that climate change poses to each operation, with an initial focus on our Tier One Gold Assets5. In addition, the Audit & Risk Committee reviewed the Group’s approach to climate change in the context of our public disclosures.
As detailed in our 2020 Sustainability Report, Barrick has updated its GHG emissions reduction target to achieve a reduction of at least 30% by 2030, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 kt CO2-e that combines legacy Barrick and Randgold data as well as 2018 emissions from the assets over which we assumed operational control in 2019, including Nevada Gold Mines and the Tanzanian mines.
Our emissions reduction target is grounded in climate science and has a detailed pathway for achievement. This required the identification of several projects for implementation, including certain projects that are already contributing to emissions reduction. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.
We expect our focus on climate change to continue through 2021 and beyond with several projects that will further reduce GHG emissions. Those listed below are more advanced in the project lifecycle with capital already committed.
■Nevada Gold Mines – Conversion of the TS power plant from coal to natural gas. This is estimated to reduce GHG emissions by 563 kt CO2-e per annum.
■Nevada Gold Mines – Construction of a 100 MW TS solar farm. This is estimated to prevent GHG emissions of 104 kt CO2-e per annum.
■Pueblo Viejo – Implementing the Lime Kiln Fuel Switch Project (from diesel to liquified natural gas) which is estimated to reduce GHG emissions by 127 kt CO2-e per annum.
■Loulo-Gounkoto – Doubling the capacity of the current 20 MW solar power plant for an incremental 27 kt CO2-e per annum reduction, which is at the feasibility stage.

Throughout the first half of 2021, we have worked to embed our climate strategy at the site level to identify further projects and emissions reduction opportunities, as well as ensure climate change considerations are fully integrated into our business decision making processes. Each site now has a climate champion to help deliver on these objectives and ensure continued progress to target.
Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened, and we plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.
We continue to align our disclosures with the Taskforce on Climate-related Financial Disclosures. We have a strong foundation and Barrick continues to build further resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Water
Our aim is to deliver enough water for the effective operation of our mines, while at the same time protecting the quality and quantity of water available to host communities and other users in our watersheds. Our commitment to responsible water use is codified in our Environmental Policy. This requires us to minimize our use of water, control and manage our impacts on water quality, as well as engage with stakeholders, including local communities, to maintain sustainable management of water resources for the benefit of all users.
Each mine has its own site-specific water management plan, which considers: (1) the different water sources available; (2) the local climate conditions; and (3) the needs of local users and the mine. This information is supplemented by a range of international frameworks and tools such as the WWF Water Risk Filter to evaluate water risks, particularly those linked to water stress.
We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.
Our water recycling and reuse rate of 84% year-to-date is above our annual target of 80%.

Tailings
We are committed to ensuring our tailings storage facilities ("TSFs") meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.
To date in 2021, independent reviews have been completed at Goldstrike, Cortez, North Mara, and Bulyanhulu. Reviews are planned for the following operational mines and closure sites before the end of the year: Turquoise Ridge, Mercur, McLaughlin, Loulo, Tongon, and Kibali.
We continue to progress our compliance to the Global Industry Standard for Tailings Management ("GISTM"), and have completed the consequence classification for a majority of sites and identified the "Very High" and "Extreme" consequence facilities. Sites are currently working to complete a gap assessment against the GISTM using the Conformance Protocols developed by

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the International Council on Mining and Metals ("ICMM") and action plans are being put together to close gaps to ensure compliance.

Biodiversity
We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments. Our approach is informed by international best practice, such as the guidelines set by the International Union for the Conservation of Nature ("IUCN") and ICMM, including their Mining and Protected Areas position statement.
To help us fulfil these commitments, we set a target for all our operational sites to develop and implement a Biodiversity Action Plan ("BAP") by the end of 2021. Currently, BAPs are in place at 11 of our 12 operational mines, and we are on track to meet our target. During 2020, BAPs were developed for Bulyanhulu, Buzwagi and NGM. We will also respond to the CDP Forestry questionnaire for the first time in 2021. For the mining sector, the Forestry questionnaire focuses on biodiversity aspects and management.

Social
We regard our host communities and countries as important partners in our business. We understand that we are guests and are committed to contributing to their social and economic development. Our sustainability policies also commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conduct our business with integrity through our absolute opposition to corruption, and require our suppliers to operate ethically and responsibly as a condition of doing business with us.
Our approach to our relationships with our indigenous partners is no different, and we create genuine partnerships that aim to build a long-term positive legacy within our host communities.

Community and economic development
Our commitment to social and economic development is set out in our overarching Sustainable Development Policy and our Social Performance Policy.
Paying our fair share of taxes: the taxes, royalties and dividends we pay provide significant income for our host countries and help fund vital services and infrastructure. We have introduced a comprehensive tax policy covering governance, management of tax risks, principles of tax planning, compliance, relationship with tax authorities as well as transparency and disclosure. Furthermore, we report all government and tax payments transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act (“ESTMA”).
Prioritizing local hiring: the employment opportunities created by our presence is one of our largest social and economic contributions to our host communities and countries. Our aim is to maximize this contribution. We work to identify and nurture local talent at every level of our business through a range of skills and formal training.
Prioritizing local buying: we want to maximize the amount of value that stays in our countries of operation.
That is why our procurement processes prioritize local companies, followed by those from the larger region or host country.
Investing in community-led development initiatives: we believe that no one knows the needs of local communities better than the communities themselves. That is why we have been targeting the establishment of community development committees (“CDCs”) at every operating site - a target that we achieved in 2020. The role of the CDC is to allocate the community investment budget to those projects and initiatives most needed and desired by local stakeholders. Each CDC is elected and made up of a mix of local leaders, community members as well as representatives from local women and youth groups. For the year to date, we have invested approximately $10 million in local community development projects, including
■At Nevada Gold Mines, we launched a partnership with Touro University and Premise Health to bring medical students on rotation to Golden Health and Golden Valley clinics, in rural Nevada. Nevada Gold Mines has sponsored the monthly rotations with a stipend and housing for the students.
■At Veladero, we participated in the Agricultural Development Supply Bank initiatives along with the Jáchal municipality, Mining Ministry and Minas Argentinas SA. The project aims to boost farming production in Jáchal. We provided fertilizers which were distributed among local farming producers.
■Our CDCs in Tanzania have funded a total of 21 agribusiness groups from a total of 11 villages at North Mara. We have approved the construction of classrooms and a road at Buzwagi, and signed an MOU to govern community project implementation at Bulyanhulu.

Human rights
Respect for human rights is a central part of our sustainability vision. We have zero tolerance for human rights violations wherever we operate. We avoid causing or contributing to human rights violations and facilitate access to remedies. Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the UN Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights, and the OECD Guidelines for Multinational Enterprises.
Our commitment to respect human rights is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, and disciplinary action and remedy.
We also expect the same standards from our suppliers, as our Supplier Code of Ethics incorporates human rights provisions. Responsibility for the oversight and implementation of our human rights compliance program sits with our Group Sustainability Executive, with support from our Senior Vice President Business Assurance, Risk and Business Integrity, as well as our Human Resources Executive.
Following the successful roll out of our new human rights training programs at the North Mara and Bulyanhulu operations in Tanzania during the first quarter of 2021, the program was conducted at Kibali during the second quarter. We expect to further rollout these programs across all operational sites in 2021. During the first quarter of 2021,

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we also submitted our progress report to the Voluntary Principles Initiative. Separately, a standalone report on human rights at Barrick is being prepared.

Governance
The bedrock of our sustainability strategy is strong governance. Immediately after the merger with Randgold, Barrick established the E&S Committee to connect site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) Mine General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management at each of our Tier One Gold Assets5.

The President and Chief Executive Officer reviews the reports of the E&S Committee with the Board's Corporate Governance & Nominating Committee on a quarterly basis to oversee the policies and performance of Barrick’s environmental, health and safety, corporate social responsibility, and human rights programs.
Further to the specific focus of the E&S Committee, weekly Executive Committee review meetings allow for the discussion of opportunities and risks that may help or hinder the Group from achieving its objectives, including climate-related risks.

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Full Year 2021 Outlook
We continue to expect 2021 gold production to be in the range of 4.4 to 4.7 million ounces. This guidance is anchored by stable production from our six Tier One Gold Assets5 located across the US, the Dominican Republic, Mali and the Democratic Republic of the Congo. As previously guided, we continue to expect the Company's gold production in the second half of 2021 to be higher than the first half. At Nevada Gold Mines, production is currently expected to be highest in the fourth quarter as repairs to the mill at the Goldstrike roaster are expected to be completed late in the third quarter. The Goldstrike roaster continues to operate at a reduced rate, with actions being taken to reduce the impact on full year gold production. Separately, the successful commissioning of the Phase 6 leach pad at Veladero in the second quarter of 2021, as well as the ongoing ramp-up of underground operations at Bulyanhulu, should continue to drive stronger gold production in the second half of the year. Offsetting this, Buzwagi entered closure early in the third quarter of 2021, as planned.
Our 2021 gold guidance continues to exclude Porgera. We intend to update our guidance to include Porgera following both the execution of definitive agreements to implement the binding Framework Agreement and the finalization of a timeline for the resumption of full mine operations.
Our 2021 gold cost guidance remains unchanged, including cost of sales of $1,020 - $1,070 per ounce2, total cash costs of $680 - $730 per ounce1 and all-in sustaining costs of $970 - $1,020 per ounce1. These ranges are based on a gold price assumption of $1,700 per ounce (refer to our key assumptions). We have previously disclosed a sensitivity of approximately $4 per ounce on our 2021 gold cost metrics for every $100 per ounce change in the gold price.
We continue to monitor the impact of the Covid-19 pandemic and the emergence of new strains of the virus. Our 2021 guidance may be further impacted if the operation or development of our mines and projects are disrupted due to efforts to contain the spread of the virus.
Notwithstanding the risks discussed above, 2021 guidance remains unchanged at this time.

Company Guidance ($ millions, except per ounce/pound data)	2021 Estimate
Gold production (millions of ounces)	4.40 - 4.70
Gold cost metrics
Cost of sales - gold ($/oz)	1,020 - 1,070
Total cash costs ($/oz)[a]	680 - 730
Depreciation ($/oz)	300 - 330
All-in sustaining costs ($/oz)[a]	970 - 1,020
Copper production (millions of pounds)	410 - 460
Copper cost metrics
Cost of sales - copper ($/lb)	1.90 - 2.10
C1 cash costs ($/lb)[a]	1.40 - 1.60
Depreciation ($/lb)	0.60 - 0.70
All-in sustaining costs ($/lb)[a]	2.00 - 2.20
Exploration and project expenses	280 - 320
Exploration and evaluation	230 - 250
Project expenses	50 - 70
General and administrative expenses	~190
Corporate administration	~130
Share-based compensation[b]	~60
Other expense	80 - 100
Finance costs, net	330 - 370
Attributable capital expenditures:
Attributable minesite sustaining	1,250 - 1,450
Attributable project	550 - 650
Total attributable capital expenditures	1,800 - 2,100
Effective income tax rate[c]	28% - 34%
Key assumptions (used for guidance)
Gold Price ($/oz)	1,700
Copper Price ($/lb)	2.75
Oil Price (WTI) ($/barrel)	60
AUD Exchange Rate (AUD:USD)	0.75
ARS Exchange Rate (USD:ARS)	100
CAD Exchange Rate (USD:CAD)	1.30
CLP Exchange Rate (USD:CLP)	750
EUR Exchange Rate (EUR:USD)	1.20

a.Total cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
b.Based on a one-month trailing average ending December 31, 2020 of US$23.27 per share.
c.Based on key assumptions included in this table.

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Operating Division Guidance
Our 2021 forecast gold and copper production, cost of salesa, total cash costsb, all-in sustaining costsb, and C1 cash costsb ranges by operating division are as follows:

Operating Division	2021 forecast attributable production (000s ozs)	2021 forecast cost of sales[a] ($/oz)	2021 forecast total cash costs[b] ($/oz)	2021 forecast all-in sustaining costs[b] ($/oz)
Gold
Carlin (61.5%)[c]	940 - 1,000	920 - 970	740 - 790	1,050 - 1,100
Cortez (61.5%)[d]	500 - 550	1,000 - 1,050	700 - 750	940 - 990
Turquoise Ridge (61.5%)	390 - 440	950 - 1,000	620 - 670	810 - 860
Phoenix (61.5%)	100 - 120	1,800 - 1,850	725 - 775	970 - 1,020
Long Canyon (61.5%)	140 - 160	800 - 850	180 - 230	240 - 290
Nevada Gold Mines (61.5%)	2,100 - 2,250	980 - 1,030	660 - 710	910 - 960
Hemlo	200 - 220	1,200 - 1,250	950 - 1,000	1,280 - 1,330
North America	2,300 - 2,450	990 - 1,040	690 - 740	940 - 990

Pueblo Viejo (60%)	470 - 510	880 - 930	520 - 570	760 - 810
Veladero (50%)	130 - 150	1,510 - 1,560	820 - 870	1,720 - 1,770
Porgera (47.5%)[e]	—	—	—	—
Latin America & Asia Pacific	600 - 660	1,050 - 1,100	600 - 650	1,000 - 1,050

Loulo-Gounkoto (80%)	510 - 560	980 - 1,030	630 - 680	930 - 980
Kibali (45%)	350 - 380	990 - 1,040	590 - 640	800 - 850
North Mara (84%)	240 - 270	970 - 1,020	740 - 790	960 - 1,010
Tongon (89.7%)	180 - 200	1,470 - 1,520	1,000 - 1,050	1,140 - 1,190
Bulyanhulu (84%)	170 - 200	980 - 1,030	580 - 630	810 - 860
Buzwagi (84%)	30 - 40	1,360 - 1,410	1,250 - 1,300	1,230 - 1,280
Africa & Middle East	1,500 - 1,600	1,050 - 1,100	690 - 740	920 - 970

Total Attributable to Barrick[f,g,h]	4,400 - 4,700	1,020 - 1,070	680 - 730	970 - 1,020

	2021 forecast attributable production (M lbs)	2021 forecast cost of sales[a] ($/lb)	2021 forecast C1 cash costs[b] ($/lb)	2021 forecast all-in sustaining costs[b] ($/lb)
Copper
Lumwana	250 - 280	1.85 - 2.05	1.45 - 1.65	2.25 - 2.45
Zaldívar (50%)	90 - 110	2.30 - 2.50	1.65 - 1.85	1.90 - 2.10
Jabal Sayid (50%)	70 - 80	1.40 - 1.60	1.10 - 1.30	1.30 - 1.50
Total Copper[g]	410 - 460	1.90 - 2.10	1.40 - 1.60	2.00 - 2.20
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
b.Total cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 79 to 104 of this MD&A.
c.Included within our 61.5% interest in Carlin is NGM's 60% interest in South Arturo.
d.Includes Goldrush.
e.Porgera was placed on temporary care and maintenance in April 2020 and remains excluded from our 2021 guidance. On April 9, 2021, the Government of Papua New Guinea and BNL, the operator of the Porgera joint venture, signed a binding Framework Agreement in which they agreed on a partnership for Porgera's future ownership and operation. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Framework Agreement and the finalization of a timeline for the resumption of full mine operations.
f.Total cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.
g.Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina and Lagunas Norte which are producing incidental ounces while in closure or care and maintenance. Lagunas Norte was divested in June 2021.
h.Includes corporate administration costs.

BARRICK SECOND QUARTER 2021	34	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Production and Cost Summary - Gold

	For the three months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change
Nevada Gold Mines LLC (61.5%)[a]
Gold produced (000s oz)	452	485	(7)%	521	(13)%
Cost of sales ($/oz)	1,111	1,047	6%	1,055	5%
Total cash costs ($/oz)[b]	717	686	5%	728	(2)%
All-in sustaining costs ($/oz)[b]	1,014	932	9%	985	3%
Carlin (61.5%)[c]
Gold produced (000s oz)	190	229	(17)%	235	(19)%
Cost of sales ($/oz)	1,043	950	10%	1,037	1%
Total cash costs ($/oz)[b]	852	766	11%	850	0%
All-in sustaining costs ($/oz)[b]	1,310	1,045	25%	1,130	16%
Cortez (61.5%)[d]
Gold produced (000s oz)	110	100	10%	132	(17)%
Cost of sales ($/oz)	1,167	1,251	(7)%	871	34%
Total cash costs ($/oz)[b]	793	860	(8)%	613	29%
All-in sustaining costs ($/oz)[b]	1,029	1,203	(14)%	950	8%
Turquoise Ridge (61.5%)
Gold produced (000s oz)	78	92	(15)%	79	(1)%
Cost of sales ($/oz)	1,131	1,007	12%	1,073	5%
Total cash costs ($/oz)[b]	752	647	16%	753	0%
All-in sustaining costs ($/oz)[b]	904	741	22%	829	9%
Phoenix (61.5%)
Gold produced (000s oz)	28	25	12%	35	(20)%
Cost of sales ($/oz)	1,864	2,051	(9)%	1,726	8%
Total cash costs ($/oz)[b]	279	346	(19)%	725	(62)%
All-in sustaining costs ($/oz)[b]	401	530	(24)%	957	(58)%
Long Canyon (61.5%)
Gold produced (000s oz)	46	39	18%	40	15%
Cost of sales ($/oz)	691	511	35%	1,009	(32)%
Total cash costs ($/oz)[b]	168	79	113%	308	(45)%
All-in sustaining costs ($/oz)[b]	191	156	22%	430	(56)%
Pueblo Viejo (60%)
Gold produced (000s oz)	117	137	(15)%	111	5%
Cost of sales ($/oz)	904	816	11%	935	(3)%
Total cash costs ($/oz)[b]	533	507	5%	579	(8)%
All-in sustaining costs ($/oz)[b]	723	689	5%	720	0%
Loulo-Gounkoto (80%)
Gold produced (000s oz)	143	154	(7)%	141	1%
Cost of sales ($/oz)	993	974	2%	1,012	(2)%
Total cash costs ($/oz)[b]	610	608	0%	639	(5)%
All-in sustaining costs ($/oz)[b]	1,073	920	17%	1,030	4%
Kibali (45%)
Gold produced (000s oz)	91	86	6%	90	1%
Cost of sales ($/oz)	1,038	1,065	(3)%	1,067	(3)%
Total cash costs ($/oz)[b]	645	691	(7)%	617	5%
All-in sustaining costs ($/oz)[b]	894	856	4%	739	21%
Veladero (50%)
Gold produced (000s oz)	31	32	(3)%	49	(37)%
Cost of sales ($/oz)	1,231	1,151	7%	1,228	0%
Total cash costs ($/oz)[b]	774	736	5%	801	(3)%
All-in sustaining costs ($/oz)[b]	1,698	2,104	(19)%	1,383	23%
Porgera (47.5%)[e]
Gold produced (000s oz)	—	—	—%	24	—%
Cost of sales ($/oz)	—	—	—%	1,141	—%
Total cash costs ($/oz)[b]	—	—	—%	875	—%
All-in sustaining costs ($/oz)[b]	—	—	—%	1,046	—%

BARRICK SECOND QUARTER 2021	35	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Production and Cost Summary - Gold (continued)

	For the three months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change
Tongon (89.7%)
Gold produced (000s oz)	48	48	0%	64	(25)%
Cost of sales ($/oz)	1,446	1,510	(4)%	1,275	13%
Total cash costs ($/oz)[b]	1,045	995	5%	688	52%
All-in sustaining costs ($/oz)[b]	1,162	1,062	9%	745	56%
Hemlo
Gold produced (000s oz)	42	47	(11)%	54	(22)%
Cost of sales ($/oz)	1,603	1,610	0%	1,268	26%
Total cash costs ($/oz)[b]	1,314	1,324	(1)%	1,080	22%
All-in sustaining costs ($/oz)[b]	1,937	1,840	5%	1,456	33%
North Mara (84%)
Gold produced (000s oz)	63	62	2%	68	(7)%
Cost of sales ($/oz)	975	1,061	(8)%	1,040	(6)%
Total cash costs ($/oz)[b]	816	832	(2)%	724	13%
All-in sustaining costs ($/oz)[b]	952	1,038	(8)%	1,166	(18)%
Buzwagi (84%)
Gold produced (000s oz)	19	17	12%	20	(5)%
Cost of sales ($/oz)	1,315	1,486	(12)%	909	45%
Total cash costs ($/oz)[b]	1,244	1,450	(14)%	751	66%
All-in sustaining costs ($/oz)[b]	1,242	1,467	(15)%	770	61%
Bulyanhulu (84%)
Gold produced (000s oz)	35	33	6%	7	400%
Cost of sales ($/oz)	1,164	1,211	(4)%	1,658	(30)%
Total cash costs ($/oz)[b]	776	865	(10)%	950	(18)%
All-in sustaining costs ($/oz)[b]	916	957	(4)%	1,014	(10)%
Total Attributable to Barrick[f]
Gold produced (000s oz)	1,041	1,101	(5)%	1,149	(9)%
Cost of sales ($/oz)[g]	1,107	1,073	3%	1,075	3%
Total cash costs ($/oz)[b]	729	716	2%	716	2%
All-in sustaining costs ($/oz)[b]	1,087	1,018	7%	1,031	5%

a.These results represent our 61.5% interest in Carlin (including NGM's 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
c.Included within our 61.5% interest in Carlin is NGM's 60% interest in South Arturo.
d.Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
e.As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.
f.Excludes Pierina, Lagunas Norte, and Morila (40%) as these assets are producing incidental ounces while in closure or care and maintenance. Lagunas Norte was divested in June 2021 and Morila was divested in November 2020.
g.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).

BARRICK SECOND QUARTER 2021	36	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Production and Cost Summary - Copper

	For the three months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change
Lumwana
Copper production (millions lbs)	56	51	10%	72	(22)%
Cost of sales ($/lb)	2.36	1.97	20%	2.06	15%
C1 cash costs ($/lb)[a]	1.72	1.48	16%	1.55	11%
All-in sustaining costs ($/lb)[a]	2.92	2.37	23%	2.27	29%
Zaldívar (50%)
Copper production (millions lbs)	22	24	(8)%	28	(21)%
Cost of sales ($/lb)	3.56	3.03	17%	2.52	41%
C1 cash costs ($/lb)[a]	2.68	2.25	19%	1.79	50%
All-in sustaining costs ($/lb)[a]	3.15	2.47	28%	2.09	51%
Jabal Sayid (50%)
Copper production (millions lbs)	18	18	0%	20	(10)%
Cost of sales ($/lb)	1.47	1.21	21%	1.41	4%
C1 cash costs ($/lb)[a]	1.27	1.06	20%	1.14	11%
All-in sustaining costs ($/lb)[a]	1.39	1.22	14%	1.41	(1)%
Total Copper
Copper production (millions lbs)	96	93	3%	120	(20)%
Cost of sales ($/lb)[b]	2.43	2.11	15%	2.08	17%
C1 cash costs ($/lb)[a]	1.83	1.60	14%	1.55	18%
All-in sustaining costs ($/lb)[a]	2.74	2.26	21%	2.15	27%

a.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

Operating Performance

Our presentation of reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). Starting in the first quarter of 2021, Goldrush was included as part of Cortez as management began reviewing the operating results and assessing performance on a combined level. The remaining operating segments, including our remaining gold mines, copper mines and project, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK SECOND QUARTER 2021	37	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Nevada Gold Mines (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change	6/30/21	6/30/20	% Change
Total tonnes mined (000s)	50,481	54,157	(7)%	52,132	(3)%	104,638	108,648	(4)%
Open pit ore	9,184	8,170	12%	7,398	24%	17,354	17,831	(3)%
Open pit waste	39,955	44,685	(11)%	43,421	(8)%	84,640	88,229	(4)%
Underground	1,342	1,302	3%	1,313	2%	2,644	2,588	2%
Average grade (grams/tonne)
Open pit mined	0.97	1.09	(12)%	1.47	(34)%	1.03	1.07	(3)%
Underground mined	8.89	9.22	(4)%	9.61	(7)%	9.06	9.82	(8)%
Processed	1.66	2.18	(24)%	2.27	(27)%	1.89	1.95	(3)%
Ore tonnes processed (000s)	12,316	10,025	23%	9,280	33%	22,341	21,639	3%
Oxide mill	3,118	3,171	(2)%	3,254	(4)%	6,289	6,443	(2)%
Roaster	975	1,397	(30)%	1,110	(12)%	2,372	2,414	(2)%
Autoclave	1,083	1,193	(9)%	1,495	(28)%	2,276	2,897	(21)%
Heap leach	7,140	4,264	67%	3,421	109%	11,404	9,885	15%
Recovery rate[b]	79%	79%	0%	80%	(1)%	79%	81%	(2)%
Oxide Mill[b]	78%	74%	5%	72%	8%	76%	72%	6%
Roaster	86%	86%	0%	87%	(1)%	86%	86%	0%
Autoclave	69%	68%	0%	74%	(7)%	69%	74%	(8)%
Gold produced (000s oz)	452	485	(7)%	521	(13)%	937	1,047	(10)%
Oxide mill	82	71	16%	73	12%	153	144	7%
Roaster	197	241	(18)%	252	(22)%	438	512	(15)%
Autoclave	97	109	(11)%	122	(21)%	206	251	(18)%
Heap leach	76	64	19%	74	3%	140	140	0%
Gold sold (000s oz)	455	488	(7)%	522	(13)%	943	1,050	(10)%
Revenue ($ millions)	865	889	(3)%	919	(6)%	1,754	1,772	(1)%
Cost of sales ($ millions)	509	508	0%	546	(7)%	1,017	1,073	(5)%
Income ($ millions)	350	375	(7)%	357	(2)%	725	673	8%
EBITDA ($ millions)[c]	500	517	(3)%	503	(1)%	1,017	965	5%
EBITDA margin[d]	58%	58%	(1)%	55%	6%	58%	54%	6%
Capital expenditures ($ millions)[e]	153	134	14%	161	(5)%	287	304	(6)%
Minesite sustaining	126	113	12%	124	2%	239	246	(3)%
Project	27	21	29%	37	(27)%	48	58	(17)%
Cost of sales ($/oz)	1,111	1,047	6%	1,055	5%	1,078	1,027	5%
Total cash costs ($/oz)[c]	717	686	5%	728	(2)%	701	709	(1)%
All-in sustaining costs ($/oz)[c]	1,014	932	9%	985	3%	972	968	0%
All-in costs ($/oz)[c]	1,074	974	10%	1,052	2%	1,023	1,022	0%
a.Barrick is the operator of the joint venture and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. Nevada Gold Mines is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin (including NGM's 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.Excludes the Gold Quarry (Mill 5) concentrator.
c.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
d.Represents EBITDA divided by revenue.
e.Amounts presented exclude capitalized interest.

Nevada Gold Mines ("NGM") includes Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite's results.

Regulatory Matters
The Nevada Legislative Session ended on May 31, 2021 with the passing of Assembly Bill 495 ("AB495"), a new mining excise tax applied to gross proceeds. Importantly, the revenue generated by this new excise tax will be directed towards education. This new tax became effective on July 1, 2021 and is a tiered tax, with a highest rate of 1.1%, the first payment of which is expected in April 2022. The bill was a negotiated alternative to the three resolutions that were passed in the special session that commenced on July 31, 2020, none of which passed a second approval in the legislative session ended on May 31, 2021. This was a positive outcome and the result of months of negotiation between Barrick, the Nevada Mining Association, legislators, the Nevada Governor’s office and other key stakeholders.

BARRICK SECOND QUARTER 2021	38	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
A number of the rural Nevada counties and NGM had filed lawsuits in the Nevada District Court, challenging the constitutionality of the three resolutions from July 2020. These lawsuits were subsequently consolidated into one. On January 27, 2021, the Nevada District Court granted a summary judgment in favor of the Nevada Legislature, concluding that the matter is not yet ripe for adjudication. On February 24, 2021, Nevada Gold Mines filed an appeal to this decision to the Nevada Supreme Court. The counties and NGM have asked the Nevada Supreme Court to recognize that the appeal is now moot with the passage of AB495 and that the district court decision should be vacated.

BARRICK SECOND QUARTER 2021	39	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Carlin (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change	6/30/21	6/30/20	% Change
Total tonnes mined (000s)	18,637	18,898	(1)%	15,793	18%	37,535	32,913	14%
Open pit ore	1,432	882	62%	1,576	(9)%	2,314	3,043	(24)%
Open pit waste	16,385	17,215	(5)%	13,407	22%	33,600	28,308	19%
Underground	820	801	2%	810	1%	1,621	1,562	4%
Average grade (grams/tonne)
Open pit mined	0.70	0.95	(26)%	2.42	(71)%	0.80	1.91	(58)%
Underground mined	8.43	8.75	(4)%	9.56	(12)%	8.60	9.51	(10)%
Processed	2.85	3.49	(18)%	3.60	(21)%	3.15	3.50	(10)%
Ore tonnes processed (000s)	3,256	3,026	8%	2,835	15%	6,282	6,064	4%
Oxide mill	686	749	(8)%	764	(10)%	1,435	1,433	0%
Roasters	712	1,058	(33)%	710	0%	1,770	1,638	8%
Autoclave	556	525	6%	899	(38)%	1,081	1,752	(38)%
Heap leach	1,302	694	88%	462	182%	1,996	1,241	61%
Recovery rate[b]	76%	78%	(3%)	80%	(5)%	77%	80%	(4)%
Roasters	86%	86%	0%	86%	0%	86%	86%	0%
Autoclave	44%	45%	(1)%	64%	(31)%	45%	64%	(30)%
Gold produced (000s oz)	190	229	(17)%	235	(19)%	419	488	(14)%
Oxide mill	9	7	29%	8	13%	16	17	(6)%
Roasters	147	188	(22)%	168	(13)%	335	351	(5)%
Autoclave	24	25	(5)%	48	(51)%	49	98	(50)%
Heap leach	10	9	11%	11	(9)%	19	22	(13)%
Gold sold (000s oz)	192	231	(17)%	234	(18)%	423	490	(14)%
Revenue ($ millions)	351	408	(14)%	402	(13)%	759	809	(6)%
Cost of sales ($ millions)	201	219	(8)%	243	(17)%	420	491	(14)%
Income ($ millions)	151	188	(20)%	151	0%	339	304	12%
EBITDA ($ millions)[c]	187	230	(19)%	195	(4)%	417	397	5%
EBITDA margin[d]	53%	56%	(5)%	49%	8%	55%	49%	12%
Capital expenditures ($ millions)	81	61	33%	60	35%	142	115	23%
Minesite sustaining	81	61	33%	60	35%	142	115	23%
Project	0	0	0%	0	0%	0	0	0%
Cost of sales ($/oz)	1,043	950	10%	1,037	1%	993	1,002	(1)%
Total cash costs ($/oz)[c]	852	766	11%	850	0%	805	812	(1)%
All-in sustaining costs ($/oz)[c]	1,310	1,045	25%	1,130	16%	1,166	1,066	9%
All-in costs ($/oz)[c]	1,310	1,045	25%	1,130	16%	1,166	1,066	9%
a.Included within our 61.5% interest in Carlin is NGM's 60% interest in South Arturo.
b.Excludes the Gold Quarry (Mill 5) concentrator.
c.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
d.Represents EBITDA divided by revenue.

Safety and Environment
Carlin recorded one lost time injury (LTI) during the second quarter of 2021 with a LTIFR3 of 0.44 per million hours worked. This compares to five LTIs and a LTIFR3 of 2.39 in the prior quarter. The TRIFR3 for the second quarter of 2021 was 2.66 per million hours worked, a decrease from the prior quarter of 3.82. No Class 14 environmental incidents occurred during the second quarter of 2021.

Financial Results
Q2 2021 compared to Q1 2021
Carlin's income for the second quarter of 2021 was 20% lower than the prior quarter due to a decrease in sales volume and higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production in the second quarter of 2021 was 17% lower compared to the prior quarter, mainly from lower roaster throughput due to the previously announced annual maintenance shutdowns at both the Carlin roasters. In addition, on May 26, 2021, the Goldstrike roaster experienced a failure at one of its two mills resulting in a 40% reduction in throughput for the remainder of the second quarter of 2021. Repairs are expected to be completed late in the third quarter of 2021 with actions being taken to reduce the impact on full year gold production. Underground mined tonnes and grade were

BARRICK SECOND QUARTER 2021	40	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
both in line with the prior quarter. Open pit ore tonnes mined were 62% higher compared to the prior quarter, driven by an increase in heap leach ore mined from Gold Quarry. This was also the driver of average open pit mined grade being 26% lower compared to the prior quarter.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2021 were 10% and 11% higher, respectively, than the prior quarter, with continued cost discipline partially offsetting the impact of lower sales volumes. In the second quarter of 2021, all-in sustaining costs per ounce1 were 25% higher than the prior quarter due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures.
Capital expenditures in the second quarter of 2021 increased by 33% compared to the prior quarter, due to the purchase of an oxygen plant at the Goldstrike autoclave, which was previously owned by a third party. This will reduce operating costs going forward.

Q2 2021 compared to Q2 2020
Carlin's income for the three month period ended June 30, 2021 was consistent with the same prior year period as a decrease in sales volume was offset by a higher realized gold price1 .
Gold production for the three month period ended June 30, 2021 was 19% lower compared to the same prior year period, mainly due to lower production from the Goldstrike autoclave following the transition from acid to alkaline ore. As previously disclosed, the Goldstrike autoclave completed processing of acidic ore at the end of the third quarter of 2020. In addition, the mechanical mill failure at the Goldstrike roaster negatively impacted production in the current quarter. Total tonnes mined increased compared to the same prior year period due to shorter hauls associated with stripping at both the Goldstrike 5th NW layback and Goldstar Phase 4, as well as benefiting from an additional electric shovel, while open pit ore tonnes mined decreased by 9%, reflecting the increased stripping activity. Average open pit mined grade decreased by 71%, due to the mining of a higher proportion of heap leach ore compared to the same prior year period. Underground tonnes mined were slightly higher compared to the same prior year period due to upgraded equipment and larger haulage capacity, while underground mined grade decreased by 12% driven by a change in the mix of ore sources across the different underground operations as per the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2021 were largely in line with the same prior year period. For the three month period ended June 30, 2021, all-in sustaining costs per ounce1 increased by 16% compared to the same prior year period, primarily due to the impact of higher minesite sustaining capital expenditures.
Capital expenditures for the three month period ended June 30, 2021 increased by 35%, mainly due to an increase in capitalized stripping and the purchase of an oxygen plant at the Goldstrike autoclave, which was previously owned by a third party. This will reduce operating costs going forward.

YTD 2021 compared to YTD 2020
Carlin’s income for the six month period ended June 30, 2021 was 12% higher than the same prior year period due to a higher realized gold price1, partially offset by a decrease in sales volume .
Gold production for the six month period ended June 30, 2021 was 14% lower compared to the same prior year period, mainly due to lower production from the Goldstrike autoclave following the transition from acid to alkaline ore. As previously disclosed, the Goldstrike autoclave completed processing of acidic ore at the end of the third quarter of 2020. In addition, the Goldstrike roaster mill failure combined with higher carbonaceous content in the roaster blend, negatively impacted production in the current year period. Total tonnes mined increased compared to the same prior year period, due to shorter hauls as the Goldstrike open pit has transitioned from mining ore from the 4th NW layback to stripping of the 5th NW layback. Open pit ore tonnes mined decreased by 24% compared to the same prior year period, due to a transition to stripping at the Goldstrike open pit, partially offset by an increase in heap leach ore mined from Gold Quarry. Average open pit mined grade decreased by 58% due to the mining of a higher proportion of heap leach ore compared to the same prior year period. Underground tonnes mined were higher compared to the same prior year period due to upgraded equipment and larger haulage capacity, while underground mined grade decreased by 10% driven by a change in the mix of ore sources across the different underground operations as per the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2021 were both in line with the same prior year period with operating cost discipline offsetting the impact of lower sales volumes. For the six month period ended June 30, 2021, all-in sustaining costs per ounce1 increased by 9% compared to the same prior year period, primarily due to the impact of higher minesite sustaining capital expenditures.
Capital expenditures for the six month period ended June 30, 2021 increased by 23% mainly due to an increase in capitalized stripping and the purchase of an oxygen plant at the Goldstrike autoclave, which was previously owned by a third party. This will reduce operating costs going forward.

BARRICK SECOND QUARTER 2021	41	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Cortez (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change	6/30/21	6/30/20	% Change
Total tonnes mined (000s)	18,526	20,923	(11)%	20,719	(11)%	39,449	43,415	(9)%
Open pit ore	4,217	1,818	132%	1,792	135%	6,035	6,358	(5)%
Open pit waste	14,004	18,800	(26)%	18,639	(25)%	32,804	36,480	(10)%
Underground	305	305	0%	288	6%	610	577	6%
Average grade (grams/tonne)
Open pit mined	0.82	0.84	(2)%	0.50	64%	0.83	0.46	80%
Underground mined	8.45	8.51	(1)%	10.29	(18)%	8.48	10.46	(19)%
Processed	1.12	1.81	(38)%	1.87	(40)%	1.35	1.33	2%
Ore tonnes processed (000s)	4,668	2,335	100%	2,381	96%	7,003	7,164	(2)%
Oxide mill	652	556	17%	613	6%	1,208	1,283	(6)%
Roasters	263	339	(22)%	400	(34)%	602	776	(22)%
Heap leach	3,753	1,440	161%	1,368	174%	5,193	5,105	2%
Recovery rate	84%	81%	4%	84%	0%	82%	83%	(1)%
Oxide Mill	80%	77%	4%	75%	7%	78%	74%	6%
Roasters	88%	84%	4%	87%	1%	86%	88%	(2)%
Gold produced (000s oz)	110	100	10%	132	(17)%	210	260	(19)%
Oxide mill	43	36	19%	30	43%	79	56	40%
Roasters	50	53	(6)%	84	(41)%	103	161	(36)%
Heap leach	17	11	55%	18	(6)%	28	43	(35)%
Gold sold (000s oz)	110	102	8%	132	(16)%	212	260	(18)%
Revenue ($ millions)	202	179	13%	226	(11)%	381	429	(11)%
Cost of sales ($ millions)	129	127	2%	115	12%	256	227	13%
Income ($ millions)	72	49	47%	109	(34)%	121	198	(39)%
EBITDA ($ millions)[b]	113	88	28%	144	(22)%	201	266	(24)%
EBITDA margin[c]	56%	49%	14%	64%	(13)%	53%	62%	(15)%
Capital expenditures ($ millions)[d]	37	43	(14)%	72	(49)%	80	131	(39)%
Minesite sustaining	23	33	(30)%	42	(45)%	56	88	(36)%
Project	14	10	40%	30	(53)%	24	43	(44)%
Cost of sales ($/oz)	1,167	1,251	(7)%	871	34%	1,207	873	38%
Total cash costs ($/oz)[b]	793	860	(8)%	613	29%	825	614	34%
All-in sustaining costs ($/oz)[b]	1,029	1,203	(14)%	950	8%	1,112	979	14%
All-in costs ($/oz)[b]	1,156	1,303	(11)%	1,180	(2)%	1,227	1,147	7%
a.Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
b.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
c.Represents EBITDA divided by revenue.
d.Amounts presented exclude capitalized interest.

Safety and Environment
There were zero LTIs at Cortez during the second quarter of 2021, which resulted in a LTIFR3 of 0.00 per million hours worked, compared to 2.10 in the prior quarter. The TRIFR3 was 2.03 per million hours worked in the second quarter of 2021, a decrease from 3.15 in the prior quarter. No Class 14 environmental incidents occurred during the second quarter of 2021.

Financial Results
Q2 2021 compared to Q1 2021
Cortez’s income for the second quarter of 2021 was 47% higher than the prior quarter due to lower cost of sales per ounce2, increased sales volume, and a higher realized gold price1.
Gold production in the second quarter of 2021 was 10% higher compared to the prior quarter. This was primarily driven by higher oxide mill and heap leach production due to the processing of ore from the Pipeline open pit as mining was re-established following the previously disclosed geotechnical event at the end of the third quarter of 2020. Open pit ore tonnes mined were 132% higher compared to the prior quarter, driven by the Pipeline and Crossroads pits. Underground tonnes mined were consistent quarter over quarter. Lower underground tonnes mined from Cortez Hills was offset by the advancement of Goldrush underground development. Mitigating actions taken at Cortez to offset the impact of the Goldstrike roaster mill failure that occurred during the second quarter of 2021 include the prioritization of

BARRICK SECOND QUARTER 2021	42	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
underground oxide ore for processing at the Cortez oxide mill.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2021 were 7% and 8% lower, respectively, than the prior quarter due to an improved sales mix with a higher proportion of lower cost underground ounces produced and sold. In the second quarter of 2021, all-in sustaining costs per ounce1 were 14% lower than the prior quarter driven by lower total cash costs per ounce1, combined with lower minesite capital expenditures.
Capital expenditures in the second quarter of 2021 were 14% lower than the prior quarter due to lower minesite sustaining capital expenditures, partially offset by higher project capital expenditures. Minesite sustaining capital expenditures were 30% lower compared to the first quarter of 2021, primarily due to a decrease in capitalized stripping. Higher project capital expenditures were due to the continued ramp up of development and exploration activity at Goldrush underground.

Q2 2021 compared to Q2 2020
Cortez’s income for the three month period ended June 30, 2021 was 34% lower than the same prior year period, primarily due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production for the three month period ended June 30, 2021 was 17% lower than the same prior year period, mainly due to lower refractory ore tonnes processed at the Carlin roasters as a result of displacement by higher grade Carlin refractory ore. Lower roaster production was partially offset by higher oxide mill production, driven by an increase in ore mined from the Pipeline and Crossroads open pits. Open pit ore tonnes mined was 135% higher compared to the same prior year period, also driven by an increase in ore mined from the Pipeline and Crossroads open pits. Underground tonnes mined increased 6% over the same prior year period, driven by increased underground development activity at Goldrush.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2021 were 34% and 29% higher, respectively, than the same prior year period, mainly due to the impact of lower sales volumes and a higher proportion of higher cost open pit ounces versus the same prior year period. Higher cost of sales per ounce2 was also driven by higher depreciation expense. For the three month period ended June 30, 2021, all-in sustaining costs per ounce1 increased by 8% compared to the same prior year period, driven by higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures.
Capital expenditures for the three month period ended June 30, 2021 decreased by 49% from the same prior year period, due to both lower minesite sustaining and project capital expenditures. Minesite sustaining capital expenditures were 45% lower compared to the same prior year period, primarily due to a decrease in capitalized stripping as relatively more mining activity occurred in operating phases of the Crossroads pit. Lower project capital expenditures were due to lower cost development and exploration activities at Goldrush underground in the current quarter whereas in the same prior year period, activity mainly related to Goldrush twin decline development, Goldrush power infrastructure, and the Cortez Hills Rangefront Decline project.

YTD 2021 compared to YTD 2020
Cortez’s income for the six month period ended June 30, 2021 was 39% lower than the same prior year period, primarily due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production for the six month period ended June 30, 2021 was 19% lower compared to the same prior year period, mainly due to lower refractory ore processed at the Carlin roasters and lower heap leach production. Lower refractory ore tonnes were processed at the Carlin roasters as a result of displacement by higher grade Carlin refractory ore. Lower heap leach production was caused by the previously disclosed geotechnical event at the Pipeline open pit at the end of the third quarter of 2020. These impacts were slightly offset by increased oxide mill production due to ore mined from the open pits and Cortez Hills underground. Mitigating actions taken at Cortez to offset the impact of the Goldstrike roaster mill failure that occurred during the current period include the prioritization of underground oxide ore for processing at the Cortez oxide mill. Open pit ore tonnes mined decreased 5% over the same prior year period due to the previously disclosed geotechnical event at the Pipeline open pit at the end of the third quarter of 2020. Underground tonnes mined increased 6% over the same prior year period driven, by increased underground development activity at Goldrush.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2021 were 38% and 34% higher, respectively, than the same prior year period, mainly due to the impact of lower sales volumes and a higher proportion of higher cost open pit ounces than the same prior year period. Higher cost of sales per ounce2 was also driven by higher depreciation expense. For the six month period ended June 30, 2021, all-in sustaining costs per ounce1 increased by 14% compared to the same prior year period, driven by higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures.
Capital expenditures for the six month period ended June 30, 2021 were 39% lower than the same prior year period due to both lower minesite sustaining and project capital expenditures. Minesite sustaining capital expenditures were 36% lower compared to the same prior year period, primarily due to a decrease in capitalized stripping as relatively more mining activity occurred in operating phases of the Crossroads pit. Lower project capital expenditures were due to lower cost development and exploration activities at Goldrush underground in the current period whereas in the same prior year period, activity mainly related to Goldrush twin decline development, Goldrush power infrastructure, and the Cortez Hills Rangefront Decline project.

BARRICK SECOND QUARTER 2021	43	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Turquoise Ridge (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change	6/30/21	6/30/20	% Change
Total tonnes mined (000s)	3,125	3,569	(12)%	3,870	(19)%	6,694	7,614	(12)%
Open pit ore	1,042	1,158	(10)%	1,094	(5)%	2,200	2,102	5%
Open pit waste	1,866	2,215	(16)%	2,561	(27)%	4,081	5,063	(19)%
Underground	217	196	11%	215	1%	413	449	(8)%
Average grade (grams/tonne)
Open pit mined	1.74	1.87	(7)%	2.63	(34)%	1.81	2.29	(21)%
Underground mined	10.71	11.64	(8)%	8.96	19%	11.15	9.98	12%
Processed	2.98	3.42	(13)%	3.61	(17)%	3.20	3.47	(8)%
Ore tonnes processed (000s)	1,004	967	4%	821	22%	1,971	1,683	17%
Oxide Mill	99	105	(6)%	108	(8)%	204	228	(11)%
Autoclave	527	668	(21)%	596	(12)%	1,195	1,145	4%
Heap leach	378	194	95%	117	223%	572	310	85%
Recovery rate	84%	82%	2%	82%	2%	83%	83%	0%
Oxide Mill	81%	87%	(7)%	86%	(6)%	84%	85%	(1)%
Autoclave	84%	81%	4%	82%	3%	83%	83%	0%
Gold produced (000s oz)	78	92	(15)%	79	(1)%	170	163	4%
Oxide Mill	3	5	(40)%	3	0%	8	7	13%
Autoclave	73	84	(14)%	74	(2)%	157	152	3%
Heap leach	2	3	(33)%	2	0%	5	4	25%
Gold sold (000s oz)	79	92	(14)%	79	0%	171	166	4%
Revenue ($ millions)	145	165	(12)%	134	8%	310	273	14%
Cost of sales ($ millions)	90	93	(3)%	84	7%	183	174	5%
Income ($ millions)	55	72	(24)%	48	15%	127	95	34%
EBITDA ($ millions)[a]	84	104	(19)%	73	15%	188	151	25%
EBITDA margin[b]	58%	63%	(8)%	54%	7%	61%	55%	10%
Capital expenditures ($ millions)	21	20	5%	9	133%	41	28	46%
Minesite sustaining	12	9	33%	3	309%	21	14	50%
Project	9	11	(18)%	6	50%	20	14	43%
Cost of sales ($/oz)	1,131	1,007	12%	1,073	5%	1,065	1,051	1%
Total cash costs ($/oz)[a]	752	647	16%	753	0%	696	708	(2)%
All-in sustaining costs ($/oz)[a]	904	741	22%	829	9%	816	817	0%
All-in costs ($/oz)[a]	1,007	866	16%	894	13%	931	899	4%
a.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
b.Represents EBITDA divided by revenue.

Safety and Environment
There was one LTI at Turquoise Ridge in the second quarter of 2021 which resulted in a LTIFR3 of 1.36, versus zero LTIs and a LTIFR3 of 0.00 per million hours worked in the prior quarter. The TRIFR3 for the second quarter of 2021 was 2.08 per million hours worked, a decrease from the prior quarter of 2.82. No Class 14 environmental incidents occurred during the second quarter of 2021.

Financial Results
Q2 2021 compared to Q1 2021
Turquoise Ridge’s income for the second quarter of 2021 was 24% lower than the prior quarter, primarily due to lower sales volume and higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production in the second quarter of 2021 was 15% lower than the prior quarter mainly as a result of an extended planned maintenance shutdown at the Sage autoclave. Upgrades to the autoclave during the shutdown are expected to deliver improved reliability and performance in the second half of 2021. Total tonnes mined decreased 12% compared to the prior quarter, driven by lower open pit production. Underground tonnes mined improved 11% compared to the prior quarter, benefiting from efficiency gains from the Sandvik Z50 electric haulage trucks at Turquoise Ridge and higher tonnes mined from the Vista underground after remediation efforts were completed in the first quarter of 2021 following the previously disclosed fall of ground.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2021 were 12% and 16% higher, respectively, than the prior quarter due to lower grades and planned maintenance at the Sage autoclave, offset by underground efficiencies delivering a lower cost

BARRICK SECOND QUARTER 2021	44	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
per tonne mined. The higher cost of sales per ounce2 was partially offset by lower depreciation expense. All-in sustaining costs per ounce1 were 22% higher than the prior quarter, primarily reflecting higher total cash costs per ounce1 and higher minesite sustaining capital expenditures.
Capital expenditures in the second quarter of 2021 increased by 5% compared to the prior quarter. Higher minesite sustaining capital expenditures on underground equipment and process efficiency related projects were mostly offset by lower project capital expenditures at the Third Shaft, which reached final depth at the end of the quarter.

Q2 2021 compared to Q2 2020
Turquoise Ridge’s income for the second quarter of 2021 was 15% higher than the same prior year period mainly due to a higher realized gold price1.
Gold production for the three month period ended June 30, 2021 was consistent with the same prior year period. Total tonnes mined were down 19% relative to the same prior year period due to a decrease in open pit tonnes as the current phase of open pit mining nears completion, scheduled for the third quarter of 2021. Underground tonnes mined were in line with the same prior year period as higher operating rates were offset by constraints on equipment availability and ventilation. Investments in equipment and infrastructure are expected to improve reliability and performance in the second half of 2021.
Cost of sales per ounce2 for the three month period ended June 30, 2021 was 5% higher than the same prior year period due to higher depreciation expense, whereas total cash costs per ounce1 was in line with the same prior year period. All-in sustaining costs per ounce1 increased by 9%, due to higher minesite sustaining capital expenditures.
Capital expenditures for the three month period ended June 30, 2021 increased by 133% compared to the same prior year period, mainly due to a ramp-up in minesite sustaining capital expenditures relating to underground equipment and process efficiency related projects. This was combined with higher project capital expenditures related to the Third Shaft.

YTD 2021 compared to YTD 2020
Turquoise Ridge’s income for the six month period ended June 30, 2021 was 34% higher than the same prior year period mainly due to higher sales volume and a higher realized gold price1.
Gold production for the six month period ended June 30, 2021 was 4% higher compared to the same prior year period, primarily due to improved Turquoise Ridge underground grade, combined with improved throughput at the Sage autoclave. Total tonnes mined were down 12% relative to the same prior year period due to a decrease in open pit tonnes as the current phase of open pit mining nears completion, scheduled for the third quarter of 2021. In addition, underground tonnes mined were down 8% relative to the same prior year period as higher operating rates were more than offset by constraints on equipment availability and ventilation. Investments in equipment and infrastructure are expected to improve reliability and performance in the second half of 2021.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2021 were largely in line with the same prior year period. All-in sustaining costs per ounce1 were also consistent with the same prior year period.
Capital expenditures for the six month period ended June 30, 2021 increased by 46% compared to the same prior year period, mainly due to a ramp-up in minesite sustaining capital expenditures relating to underground equipment and process efficiency related projects. This was combined with higher project capital expenditures related to the Third Shaft.

BARRICK SECOND QUARTER 2021	45	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mines - Nevada Gold Mines

Summary of Operating and Financial Data

						For the three months ended
	6/30/21					3/31/21
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Phoenix (61.5%)	28	1,864	279	401	3	25	2,051	346	530	4
Long Canyon (61.5%)	46	691	168	191	0	39	511	79	156	2
a.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures.

Phoenix (61.5%)
Gold production for Phoenix in the second quarter of 2021 was 12% higher compared to the prior quarter, driven by improvements in grade and recovery. A review of historic stockpiles enabled additional ounces to be identified and recovered during the second quarter of 2021. This is an ongoing exercise to unlock further value at Phoenix.
Cost of sales per ounce2 in the second quarter of 2021 was 9% lower than the prior quarter, mainly due to higher by-product credits as a result of a stronger copper price. In the second quarter of 2021, all-in sustaining costs per ounce1 were 24% lower than the prior quarter due to lower total cash costs per ounce1, combined with slightly lower minesite sustaining capital expenditures.
On June 28, 2021, NGM signed a letter of intent ("LOI") on a joint technical and economic feasibility program with Scandium International Mining Corp. The LOI defines a detailed $2.7 million program to recover critical metals in the Phoenix heap leach copper solution specifically targeting nickel, cobalt, scandium and zinc.

Long Canyon (61.5%)
Gold production for Long Canyon in the second quarter of 2021 was 18% higher compared to the prior quarter. This was primarily due to the timing of ore placement in the first quarter of 2021, which benefited production in the current quarter given heap leach production cycle times.
Cost of sales per ounce2 and all-in sustaining costs per ounce1 were 35% and 22% higher than the prior quarter, respectively, primarily due to lower grade tonnes mined and stacked in the first quarter of 2021, which were then produced in the current quarter due to heap leach production cycle times. For all-in sustaining costs per ounce1, decreased minesite sustaining capital expenditures slightly offset the impact of higher total cash costs per ounce1. Capital expenditures decreased by 100% compared to the prior quarter due to lower capitalized stripping.
As previously disclosed, permitting activities for the mine life extension have been temporarily paused. A review seeking to optimize the project, including water management, was initiated during the second quarter of 2020 and remains ongoing.

BARRICK SECOND QUARTER 2021	46	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change	6/30/21	6/30/20	% Change
Open pit tonnes mined (000s)	6,500	6,636	(2)%	4,647	40%	13,136	8,686	51%
Open pit ore	1,880	2,137	(12)%	1,469	28%	4,017	2,096	92%
Open pit waste	4,620	4,499	3%	3,178	45%	9,119	6,590	38%
Average grade (grams/tonne)
Open pit mined	2.41	2.46	(2)%	2.53	(5)%	2.44	2.43	0%
Processed	3.27	3.55	(8)%	3.45	(5)%	3.41	3.44	(1)%
Autoclave ore tonnes processed (000s)	1,307	1,349	(3)%	1,088	20%	2,656	2,559	4%
Recovery rate	85%	88%	(3)%	89%	(5)%	86%	89%	(3)%
Gold produced (000s oz)	117	137	(15)%	111	5%	254	254	0%
Gold sold (000s oz)	118	141	(17)%	115	2%	259	259	0%
Revenue ($ millions)	222	246	(10)%	201	10%	468	417	12%
Cost of sales ($ millions)	106	115	(8)%	108	(2)%	221	219	1%
Income ($ millions)	111	131	(15)%	92	21%	242	194	25%
EBITDA ($ millions)[b]	144	168	(14)%	125	15%	312	259	20%
EBITDA margin[c]	65%	68%	(5)%	62%	5%	67%	62%	7%
Capital expenditures ($ millions)	85	59	44%	21	305%	144	38	279%
Minesite sustaining	21	24	(13)%	15	40%	45	32	40%
Project	64	35	83%	6	967%	99	6	1,675%
Cost of sales ($/oz)	904	816	11%	935	(3)%	856	842	2%
Total cash costs ($/oz)[b]	533	507	5%	579	(8)%	519	536	(3)%
All-in sustaining costs ($/oz)[b]	723	689	5%	720	0%	704	668	5%
All-in costs ($/oz)[b]	1,268	936	35%	763	66%	1,087	692	57%
a.Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There were zero LTIs at Pueblo Viejo during the second quarter of 2021, which resulted in a LTIFR3 of 0.00 per million hours worked, consistent with the prior quarter. The TRIFR3 for the second quarter of 2021 was 0.60 per million hours worked, compared to 0.69 in the prior quarter. No Class 14 environmental incidents occurred during the second quarter of 2021.

Financial Results
Q2 2021 compared to Q1 2021
Pueblo Viejo’s income for the second quarter of 2021 was 15% lower than the first quarter of 2021, mainly due to lower sales volume and higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production for the second quarter of 2021 was 15% lower than the prior quarter due to lower ore grades processed in line with the mine and stockpile processing plan, lower recovery driven by the ore blend, as well as lower throughput resulting from the planned annual plant maintenance shutdown.
Cost of sales per ounce2 and total cash costs per ounce1 for the second quarter of 2021 were 11% and 5% higher, respectively, than the prior quarter, due to the impact of lower grades processed and the annual plant maintenance shutdown, combined with higher fuel unit costs. For the second quarter of 2021, all-in sustaining costs per ounce1 were 5% higher than the prior quarter mainly due to higher total cash costs per ounce1.
Capital expenditures for the second quarter of 2021 increased by 44% compared to the prior quarter, primarily due to higher project capital expenditures relating to the expansion project. Offsetting this, minesite sustaining capital expenditures were 13% lower than the prior quarter.

Q2 2021 compared to Q2 2020
Pueblo Viejo’s income for the three month period ended June 30, 2021 was 21% higher than the same prior year period, driven by a higher realized gold price1, lower cost of sales per ounce2 and higher sales volume.
Gold production for the three month period ended June 30, 2021 was 5% higher than the same prior year period, due to higher throughput resulting from a shorter annual plant maintenance shutdown period. This was partially offset by lower grades processed, in line with the mine and stockpile processing plan, as well as lower recovery driven by the ore blend.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2021 were 3% and 8% lower, respectively, than the same prior year period due to higher third-party energy sales from our Quisqueya power plant, an increase in ore tonnes stockpiled and higher capitalized stripping, partially offset by higher fuel unit costs. Total cash costs per ounce1 also benefited from higher silver by-product credits. For the

BARRICK SECOND QUARTER 2021	47	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
three month period ended June 30, 2021, all-in sustaining costs per ounce1 were in line with the same prior year period as lower total cash costs per ounce1 were offset by higher minesite sustaining capital expenditures.
Capital expenditures for the three month period ended June 30, 2021 increased by 305% compared to the same prior year period, due to increased project capital expenditures incurred on the expansion project. This was combined with higher minesite sustaining capital expenditures related to higher capitalized stripping.

YTD 2021 compared to YTD 2020
Pueblo Viejo’s income for the six month period ended June 30, 2021 was 25% higher than the same prior year period, primarily due to a higher realized gold price1, partially offset by higher cost of sales per ounce2.
Gold production for the six month period ended June 30, 2021 was in line with the same prior year period primarily due to higher throughput, offset by lower recovery driven by ore blend as well as lower grades processed in line with the planned mining and stockpile feed sequence.

Cost of sales per ounce2 for the six month period ended June 30, 2021 was 2% higher than the same prior year period, mainly due to higher depreciation expense following capital expenditures incurred in the prior year, partially offset by lower total cash costs per ounce1. Total cash costs per ounce1 was 3% lower compared to the same prior year period, mainly due to higher silver by-product credits, an increase in ore tonnes stockpiled, and higher third-party energy sales from our Quisqueya power plant. For the six month period ended June 30, 2021, all-in sustaining costs per ounce1 increased by 5% compared to the same prior year period, primarily reflecting higher minesite sustaining capital expenditures, partially offset by lower total cash costs per ounce1.
Capital expenditures for the six month period ended June 30, 2021 increased by 279% compared to the same prior year period, primarily due to higher project capital expenditures relating to the expansion project, combined with higher minesite sustaining capital expenditures related to higher capitalized stripping.

BARRICK SECOND QUARTER 2021	48	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change	6/30/21	6/30/20	% Change
Total tonnes mined (000s)	8,167	9,009	(9)%	8,736	(7)%	17,176	16,308	5%
Open pit ore	194	149	30%	57	240%	343	656	(48)%
Open pit waste	7,419	8,313	(11)%	8,145	(9)%	15,732	14,550	8%
Underground	554	547	1%	534	4%	1,101	1,102	0%
Average grade (grams/tonne)
Open pit mined	2.77	2.82	(2)%	1.54	80%	2.79	6.96	(60)%
Underground mined	5.13	4.61	11%	4.21	22%	4.87	4.18	17%
Processed	4.93	5.38	(8)%	4.92	0%	5.15	4.94	4%
Ore tonnes processed (000s)	1,001	984	2%	972	3%	1,985	1,952	2%
Recovery rate	90%	91%	(1)%	92%	(2)%	90%	91%	(1)%
Gold produced (000s oz)	143	154	(7)%	141	1%	297	282	5%
Gold sold (000s oz)	145	151	(4)%	157	(8)%	296	280	6%
Revenue ($ millions)	263	269	(2)%	272	(3)%	532	466	14%
Cost of sales ($ millions)	144	147	(2)%	160	(10)%	291	282	3%
Income ($ millions)	109	113	(4)%	107	2%	222	175	27%
EBITDA ($ millions)[b]	165	168	(2)%	167	(1)%	333	282	18%
EBITDA margin[c]	63%	62%	2%	61%	3%	63%	60%	4%
Capital expenditures ($ millions)	74	55	35%	55	35%	129	87	48%
Minesite sustaining	61	43	42%	55	11%	104	87	19%
Project	13	12	8%	0	100%	25	0	100%
Cost of sales ($/oz)	993	974	2%	1,012	(2)%	984	1,007	(2)%
Total cash costs ($/oz)[b]	610	608	0%	639	(5)%	609	628	(3)%
All-in sustaining costs ($/oz)[b]	1,073	920	17%	1,030	4%	995	968	3%
All-in costs ($/oz)[b]	1,160	1,000	16%	1,030	13%	1,078	969	11%
a.Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the Merger.
b.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There was one LTI recorded during the second quarter of 2021, which resulted in a LTIFR3 of 0.21 per million hours worked, compared to 0.22 recorded in the prior quarter. The TRIFR3 for the second quarter of 2021 was 1.71 per million hours worked, an increase from 0.89 recorded in the prior quarter. No Class 14 environmental incidents occurred during the second quarter of 2021.

Financial Results
Q2 2021 compared to Q1 2021
Loulo-Gounkoto’s income for the second quarter of 2021 was 4% lower than the first quarter of 2021, primarily due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production for the second quarter of 2021 was 7% lower than the prior quarter mainly due to lower grade ore processed, partially offset by higher throughput.
Cost of sales per ounce2 and total cash costs per ounce1 for the second quarter of 2021 were both in line with the prior quarter, as the impact of lower grades processed was largely offset by the benefit of stockpiling relatively higher cost ounces from Yalea underground mine. For the second quarter of 2021, all-in sustaining costs per ounce1 was 17% higher than the prior quarter as a result of higher minesite sustaining capital expenditures.
Capital expenditures for the second quarter of 2021 increased by 35% compared to the prior quarter, driven by an increase in both minesite sustaining capital expenditures and project capital expenditures. The higher minesite sustaining capital expenditures was due to higher capitalized drilling and underground development, partially offset by lower capitalized stripping at the Gounkoto open pit. The increase in project capital expenditures was driven by the development of the Gounkoto underground, the complex's third underground mine. Gounkoto underground delivered first ore in the second quarter of 2021, in line with guidance.

Q2 2021 compared to Q2 2020
Loulo-Gounkoto’s income for the second quarter of 2021 was 2% higher than the same prior year period, primarily due to a higher realized gold price1 and a lower cost of sales per ounce2, partially offset by lower sales volumes.
Gold production in the three month period ended June 30, 2021 was 1% higher compared to the same prior year period, primarily due to slightly higher grades processed and higher throughput.

BARRICK SECOND QUARTER 2021	49	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Cost of sales per ounce2 and total cash costs per ounce1 for the second quarter of 2021 were 2% and 5% lower, respectively, than the same prior year period, primarily due to the impact of higher grade and throughput. For the second quarter of 2021, all-in sustaining costs per ounce1 increased by 4% compared to the same prior year period, reflecting higher minesite sustaining capital expenditures, partially offset by lower total cash costs per ounce1.
Capital expenditures in the three month period ended June 30, 2021 increased by 35% compared to the same prior year period, driven by both higher minesite sustaining and project capital expenditures. Higher minesite sustaining capital expenditures were mainly due to higher capitalized stripping at the Gounkoto open pit and higher capitalized drilling, partially offset by a decrease in underground development at the Yalea and Gara mines at Loulo. The increase in project capital expenditures was driven by the development of Gounkoto underground.

YTD 2021 compared to YTD 2020
Loulo-Gounkoto’s income for the six month period ended June 30, 2021 was 27% higher than the same prior year period, primarily due to a higher realized gold price1, lower cost of sales per ounce2 and increased sales volume.

Gold production in the six month period ended June 30, 2021 was 5% higher compared to the same prior year period, primarily due to higher grades processed from Yalea and Gounkoto, partially offset by lower recovery.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2021 were 2% and 3% lower, respectively, than the same prior year period, primarily due to the impact of higher grades processed, partially offset by lower recovery.
For the six month period ended June 30, 2021, all-in sustaining costs per ounce1 increased by 3% compared to the same prior year period, reflecting higher minesite sustaining capital expenditures, partially offset by lower total cash costs per ounce1.
Capital expenditures in the six month period ended June 30, 2021 increased by 48% compared to the same prior year period, driven by both higher minesite sustaining and project capital expenditures. Higher minesite sustaining capital expenditures were mainly due to higher capitalized stripping at the Gounkoto open pit and other sustaining capital projects across the complex. The increase in project capital expenditures was driven by the development of Gounkoto underground.

BARRICK SECOND QUARTER 2021	50	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change	6/30/21	6/30/20	% Change
Total tonnes mined (000s)	3,542	3,409	4%	3,253	9%	6,951	6,428	8%
Open pit ore	326	261	25%	316	3%	587	691	(15)%
Open pit waste	2,762	2,694	3%	2,507	10%	5,456	4,840	13%
Underground	454	454	0%	430	6%	908	897	1%
Average grade (grams/tonne)
Open pit mined	2.79	2.55	9%	1.97	41%	2.68	2.05	31%
Underground mined	5.58	5.18	8%	5.25	6%	5.38	5.20	3%
Processed	3.52	3.33	6%	3.68	(4)%	3.42	3.72	(8)%
Ore tonnes processed (000s)	896	894	0%	857	5%	1,790	1,695	6%
Recovery rate	90%	90%	0%	89%	1%	90%	89%	1%
Gold produced (000s oz)	91	86	6%	90	1%	177	181	(2)%
Gold sold (000s oz)	93	86	8%	96	(3)%	179	184	(3)%
Revenue ($ millions)	169	154	10%	164	3%	323	304	6%
Cost of sales ($ millions)	96	92	4%	101	(5)%	188	194	(3)%
Income ($ millions)	70	63	11%	64	9%	133	112	19%
EBITDA ($ millions)[b]	106	95	12%	106	0%	201	195	3%
EBITDA margin[c]	63%	62%	2%	65%	(3)%	62%	64%	(3)%
Capital expenditures ($ millions)	21	11	91%	10	110%	32	25	28%
Minesite sustaining	20	11	82%	9	122%	31	24	29%
Project	1	0	0%	1	0%	1	1	0%
Cost of sales ($/oz)	1,038	1,065	(3)%	1,067	(3)%	1,051	1,057	(1)%
Total cash costs ($/oz)[b]	645	691	(7)%	617	5%	667	600	11%
All-in sustaining costs ($/oz)[b]	894	856	4%	739	21%	876	755	16%
All-in costs ($/oz)[b]	900	862	4%	750	20%	882	760	16%
a.Barrick owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo ("DRC") and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali inclusive of the impact of the purchase price allocation resulting from the Merger.
b.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
Kibali recorded zero LTIs during the second quarter of 2021, which resulted in a LTIFR3 of 0.00 per million hours worked, compared to two LTIs and a LTIFR of 0.62 recorded in the prior quarter. The TRIFR3 was 0.29 per million hours worked in the second quarter of 2021, a decrease from 1.24 in the prior quarter. No Class 14 environmental incidents occurred during the second quarter of 2021.

Financial Results
Q2 2021 compared to Q1 2021
Kibali’s income for the second quarter of 2021 was 11% higher than the first quarter of 2021 as a result of lower cost of sales per ounce2,, increased sales volumes and a higher realized gold price1.
Gold production for the second quarter of 2021 was 6% higher than the prior quarter, primarily resulting from higher grade ore processed.
Cost of sales per ounce2 for the second quarter of 2021 was 3% lower than the prior quarter as a result of the lower total cash costs per ounce1. The decrease in total cash costs per ounce1 of 7% compared to the prior quarter is mainly due to the impact of higher grades, partially offset by higher energy costs resulting from lower hydroelectric power generation during the dry season. For the second quarter of 2021, all-in sustaining costs per ounce1 increased by 4% compared to the prior quarter, mainly due to higher minesite sustaining capital expenditure.
Capital expenditures for the three month period ended June 30, 2021 were 91% higher compared to the prior quarter due to increased spending on underground development and capitalized drilling.

Q2 2021 compared to Q2 2020
Kibali’s income for the three month period ended June 30, 2021 was 9% higher than the same prior year period due to a higher realized gold price1 and lower cost of sales per ounce2, partially offset by decreased sales volumes.
Gold production in the three month period ended June 30, 2021 was 1% higher than the same prior year period, mainly due to improved throughput and recovery, partially offset by lower grade ore processed.
Cost of sales per ounce2 for the three month period ended June 30, 2021 was 3% lower than the same prior year period mainly due to lower depreciation expense, partially offset by higher total cash costs per ounce1. Total cash costs per ounce1 was 5% higher than the same prior

BARRICK SECOND QUARTER 2021	51	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
year period, mainly due to the impact of lower grade ore processed, as well as higher royalty expense from a higher realized gold price1. For the three month period ended June 30, 2021, all-in sustaining costs per ounce1 were 21% higher compared to the same prior year period, mainly due to higher total cash costs per ounce1, and increased minesite sustaining capital expenditures.
Capital expenditures for the three month period ended June 30, 2021 were 110% higher compared to the same prior year period due to increased spending on underground development as well as the timing of projects.

YTD 2021 compared to YTD 2020
Kibali’s income for the six month period ended June 30, 2021 was 19% higher than the same prior year period, due to a higher realized gold price1 and lower cost of sales per ounce2, partially offset by lower gold sales volume.
Gold production in the six month period ended June 30, 2021 was 2% lower compared to the same prior year period, primarily due to slightly lower grades processed, in line with the mine plan, partially offset by improved throughput and recovery.

Cost of sales per ounce2 for the six month period ended June 30, 2021 was 1% lower than the same prior year period mainly due to lower depreciation expense, largely offset by higher total cash costs per ounce1. Total cash costs per ounce1 was 11% higher than the same prior year period mainly due to the impact of lower grades processed, increased labor and logistics charges, as well as higher royalties resulting from a higher realized gold price1. For the six month period ended June 30, 2021, all-in sustaining costs per ounce1 were 16% higher compared to the same prior year period due to higher total cash costs per ounce1 and increased minesite sustaining capital expenditures.
Capital expenditures in the six month period ended June 30, 2021 were 28% higher than the same prior year period, mainly due to higher capitalized stripping, additional capitalized drilling and higher underground development spend.

BARRICK SECOND QUARTER 2021	52	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Veladero (50% basis)a, Argentina

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change	6/30/21	6/30/20	% Change
Open pit tonnes mined (000s)	10,403	9,550	9%	5,015	107%	19,953	13,295	50%
Open pit ore	2,743	1,311	109%	2,630	4%	4,054	6,501	(38)%
Open pit waste	7,660	8,239	(7)%	2,385	221%	15,899	6,794	134%
Average grade (grams/tonne)
Open pit mined	0.79	0.78	1%	0.89	(11)%	0.79	0.80	(1)%
Processed	0.77	0.85	(9)%	0.93	(17)%	0.79	0.86	(8)%
Heap leach ore tonnes processed (000s)	3,241	1,305	148%	2,609	24%	4,546	5,852	(22)%
Gold produced (000s oz)	31	32	(3)%	49	(37)%	63	124	(49)%
Gold sold (000s oz)	48	31	55%	35	37%	79	92	(14)%
Revenue ($ millions)	91	57	60%	62	47%	148	152	(3)%
Cost of sales ($ millions)	60	35	71%	43	40%	95	110	(14)%
Income ($ millions)	29	22	32%	16	81%	51	40	28%
EBITDA ($ millions)[b]	49	33	48%	29	69%	82	75	9%
EBITDA margin[c]	54%	58%	(7)%	47%	15%	55%	49%	12%
Capital expenditures ($ millions)	44	41	7%	20	120%	85	60	42%
Minesite sustaining	44	41	7%	20	120%	85	45	89%
Project	0	0	0%	0	0%	0	15	(100)%
Cost of sales ($/oz)	1,231	1,151	7%	1,228	0%	1,200	1,200	0%
Total cash costs ($/oz)[b]	774	736	5%	801	(3)%	759	793	(4)%
All-in sustaining costs ($/oz)[b]	1,698	2,104	(19)%	1,383	23%	1,857	1,311	42%
All-in costs ($/oz)[b]	1,698	2,104	(19)%	1,383	23%	1,857	1,477	26%
a.Barrick owns 50% of Veladero with our joint venture partner, Shandong Gold, owning the remaining 50%. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.
b.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
Veladero had one LTI during the second quarter of 2021, resulting in a LTIFR3 of 0.34 per million hours worked, compared to 0.66 in the prior quarter. The TRIFR3 for the second quarter of 2021 was 0.34 per million hours worked, compared to 0.99 in the prior quarter. No Class 14 environmental incidents occurred during the second quarter of 2021.
Minera Andina del Sol SRL, the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents occurring in March 2017, September 2016 and September 2015. Refer to note 18 to the Financial Statements for more information regarding these and related matters.

Financial Results
Q2 2021 compared to Q1 2021
Veladero’s income for the second quarter of 2021 was 32% higher than the first quarter of 2021 primarily due to higher sales volume combined with a higher realized gold price1, partially offset by a higher cost of sales per ounce2.
Gold production in the second quarter of 2021 was 3% lower than the prior quarter. As previously disclosed, heap leach processing operations at Veladero were reduced through the first half of 2021, while the mine transitioned to Phase 6. The Phase 6 leach pad expansion was successfully commissioned in the second quarter of 2021, in line with guidance. As previously disclosed, under the Phase 6 Trust Environmental Impact Statement, sales from Veladero starting in August 2021 are subject to an additional royalty of 1.5% of gross proceeds. This royalty is reflected in the site's guidance and outlook for costs. Gold sales were higher than production in the second quarter of 2021 as we continue to manage the timing of our sales to minimize our exposure to currency devaluation.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2021 increased by 7% and 5%, respectively, compared to the prior quarter mainly due to higher direct operating costs relating to health care and supplies following subsequent waves of Covid-19, as well as higher export duties and royalty expense from a higher realized gold price1. This was partially offset by the impact of higher sales volume. In the second quarter of 2021, all-in sustaining costs per ounce1 decreased by 19% compared to the prior quarter, primarily due to increased ounces sold leading to lower minesite sustaining capital expenditures on a per ounce basis, partially offset by higher total cash costs per ounce1.
Capital expenditures were 7% higher compared to the prior quarter, mainly due to the development of the Phase 6 leach pad expansion.

BARRICK SECOND QUARTER 2021	53	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Q2 2021 compared to Q2 2020
Veladero’s income for the three month period ended June 30, 2021 was 81% higher compared to the same prior year period, mainly due to higher sales volume and a higher realized gold price1.
Gold production for the three month period ended June 30, 2021 was 37% lower than the same prior year period, primarily due to a decrease in fresh ore stacked on the heap leach pad as previously disclosed and described above. Gold sales were higher than the same prior year period as we continue to optimize the timing of our sales to minimize our exposure to currency devaluation.
Cost of sales per ounce2 for the three month period ended June 30, 2021 was in line with the second quarter of 2020. Total cash costs per ounce1 for the three month period ended June 30, 2021 was 3% lower than the same prior year period, mainly due to the impact of higher sales volume, partially offset by higher export duties and royalty expense from a higher realized gold price1. For the three month period ended June 30, 2021, all-in sustaining costs per ounce1 increased by 23% compared to the same prior year period, mainly due to higher minesite sustaining capital expenditures, slightly offset by lower total cash costs per ounce1.
Capital expenditures for the three month period ended June 30, 2021 were 120% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures related to the development of the Phase 6 leach pad expansion and higher capitalized stripping.

YTD 2021 compared to YTD 2020
Veladero’s income for the six month period ended June 30, 2021 was 28% higher than the same prior year period, primarily due to a higher realized gold price1 partially offset by lower sales volumes.
Gold production for the six month period ended June 30, 2021 was 49% lower than the same prior year period, primarily due to a decrease in fresh ore stacked on the heap leach pad as previously disclosed and described above.
Cost of sales per ounce2 for the six month period ended June 30, 2021 was in line with the same prior year period. Total cash costs per ounce1 for the six month period ended June 30, 2021 were 4% lower than the same prior year period due to higher capitalized stripping, partially offset by the impact of lower sales volume. For the six month period ended June 30, 2021, all-in sustaining costs per ounce1 increased by 42% compared to the same prior year period, mainly attributed to higher minesite sustaining capital expenditures.

Capital expenditures for the six month period ended June 30, 2021 were 42% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures, partially offset by lower project capital expenditures. Minesite sustaining capital expenditures were 89% higher than the same prior year period mainly due to the development of the Phase 6 leach pad expansion and higher capitalized stripping. Project capital expenditures were lower compared to the same prior year period as there was a $15 million payment made for the funding of a power transmission line in Argentina as a result of an agreement made with the Provincial Power Regulatory Body of San Juan ("EPRE"), occurring in the same prior year period.

Regulatory Matters
On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina. Subsequently, the Central Bank of Argentina issued Communication “A” 6770 complementing this decree. As a result, all export proceeds are required to be converted into Argentine pesos. Dividend distributions and payments to foreign suppliers now require specific authorizations from the Central Bank. These currency restrictions have had limited impact on mining operations to date but we continue to optimize the timing of our gold sales to minimize our exposure to currency devaluation, while advancing constructive discussions with the Central Bank on our rights to repatriate profits.
Separately, on October 2, 2020, the Argentine government issued Decree 785/2020 that established the rate for mining export duties at 8% from October 3, 2020 until December 31, 2021.
On June 16, 2021, Argentina enacted a law increasing its corporate tax rate from 30% to 35% for 2021 and thereafter. This law supersedes previous legislation that was expected to enforce a corporate tax rate of 25% for 2021. In addition, the dividend withholding tax was decreased from 13% to 7% for 2021 and thereafter.
A deferred tax expense of $72 million was recorded in the second quarter of 2021 as a result of these tax reform measures.

BARRICK SECOND QUARTER 2021	54	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
North Mara (84% basis)a, Tanzania

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change	6/30/21	6/30/20	% Change
Total tonnes mined (000s)	354	248	43%	766	(54)%	602	3,214	(81)%
Open pit ore	n/a	n/a	n/a	326	n/a	n/a	1,484	n/a
Open pit waste	n/a	n/a	n/a	204	n/a	n/a	1,197	n/a
Underground	354	248	43%	236	50%	602	533	13%
Average grade (grams/tonne)
Open pit mined	n/a	n/a	n/a	2.53	n/a	n/a	2.14	n/a
Underground mined	4.53	3.94	15%	9.95	(54)%	4.24	6.79	(38)%
Processed	3.08	3.31	(7)%	3.75	(18)%	3.19	3.58	(11)%
Ore tonnes processed (000s)	713	642	11%	611	17%	1,355	1,247	9%
Recovery rate	89%	90%	(1)%	93%	(4)%	90%	93%	(3)%
Gold produced (000s oz)	63	62	1%	68	(8)%	125	133	(6)%
Gold sold (000s oz)	66	56	19%	67	(1)%	122	137	(11)%
Revenue ($ millions)	121	100	21%	117	3%	221	228	(3)%
Cost of sales ($ millions)	66	59	12%	71	(7)%	125	137	(9)%
Income ($ millions)	54	40	35%	44	23%	94	93	1%
EBITDA ($ millions)[b]	65	52	25%	65	0%	117	135	(13)%
EBITDA margin[c]	54%	52%	3%	56%	(4)%	53%	59%	(10)%
Capital expenditures ($ millions)	13	16	(19)%	30	(57)%	29	43	(32)%
Minesite sustaining	7	11	(36)%	29	(76)%	18	40	(55)%
Project	6	5	20%	1	500%	11	3	267%
Cost of sales ($/oz)	975	1,061	(8)%	1,040	(6)%	1,014	999	2%
Total cash costs ($/oz)[b]	816	832	(2)%	724	13%	823	684	20%
All-in sustaining costs ($/oz)[b]	952	1,038	(8)%	1,166	(18)%	992	987	0%
All-in costs ($/oz)[b]	1,033	1,134	(9)%	1,195	(14)%	1,079	1,013	7%
a.Barrick owns 84% of North Mara, with the Government of Tanzania owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There were no LTIs recorded at North Mara during the second quarter of 2021, which resulted in a LTIFR3 of 0.00 per million hours worked, compared to 0.54 in the prior quarter. The TRIFR3 for the second quarter of 2021 was 1.00 per million hours worked, compared to 1.61 in the prior quarter. No Class 14 environmental incidents occurred during the second quarter of 2021.

Financial Results
Q2 2021 compared to Q1 2021
North Mara's income for the second quarter of 2021 was 35% higher than the first quarter of 2021 due to a higher realized gold price1 and higher sales volumes as a result of the timing of gold shipments, as well as lower cost of sales per ounce2.
In the second quarter of 2021, production was 1% higher than the prior quarter. This was primarily due to increased throughput being partially offset by lower grades processed and slightly lower recovery. Underground productivity has steadily improved over the past three quarters, and further upside is expected following the arrival of new equipment in the second half of 2021.
Cost of sales per ounce2 in the second quarter of 2021 was 8% below the first quarter due to lower total cash costs per ounce1 and lower depreciation expense. The decrease in total cash costs per ounce1 of 2% is mainly due to the arrival of new equipment which has improved underground ore delivery, maintaining our commitment to improve operational efficiency. All-in sustaining costs per ounce1 in the second quarter of 2021 were 8% lower than the prior quarter, mainly due to lower total cash costs per ounce1 and lower minesite sustaining capital expenditures.
Capital expenditures in the second quarter of 2021 were 19% lower than the prior quarter due to a decrease in minesite sustaining capital expenditures, partially offset by higher project capital expenditures. Higher project capital expenditures in the second quarter of 2021 were driven by increased resource conversion drilling at our open pit opportunities and work commencing on the brine treatment plant. Minesite sustaining capital expenditures decreased due to the timing of capital spend. We expect capital expenditures to increase over the second half of 2021, mainly relating to ongoing water management initiatives and new underground equipment.

Q2 2021 compared to Q2 2020
North Mara's income for the three month period ending June 30, 2021 was 23% higher than the same prior year period, mainly due to a higher realized gold price1 and

BARRICK SECOND QUARTER 2021	55	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
lower cost of sales per ounce2, partially offset by lower sales volumes.
For the three month period ended June 30, 2021, production was 8% lower than the same prior year period mainly due to lower grades processed, in line with the current underground mining sequence and an increase in lower grade stockpiles in the feed blend. This compares to higher grade open pit ore in the feed blend in the same prior year period when mining was still active at the Rama pit. As previously disclosed, North Mara transitioned to an exclusively underground operation following the temporary cessation of open pit mining in the second quarter of 2020.
Cost of sales per ounce2 in the three month period ending June 30, 2021 was 6% lower than the same prior year period, reflecting the accelerated depreciation of the open pit fleet and associated costs of temporarily ceasing the open pit operations in the second quarter of 2020. Total cash costs per ounce1 in the three month period ending June 30, 2021 were 13% higher than the same prior year period due to the impact of lower grade ore processed. All-in sustaining costs per ounce1 in the second quarter of 2021 were 18% lower than the same prior year period, mainly due to lower minesite sustaining capital expenditures, partially offset by higher total cash costs per ounce1.
For the three month period ending June 30, 2021, capital expenditures decreased by 57% compared to the same prior year period, mainly due to lower minesite sustaining capital expenditures following the investments in our tailings storage facilities and land acquisitions made in the same prior year period.

YTD 2021 compared to YTD 2020
North Mara's income for the six month period ending June 30, 2021 was 1% higher than the same prior year period, mainly due to a higher realized gold price1, largely offset by lower sales volumes.
For the six month period ending June 30, 2021, gold production was 6% lower than the same prior year period, mainly due to lower grades, partially offset by increased throughput. As described above, the lower grades processed were in line with the current underground mining sequence and the increase in lower grade stockpiles in the feed blend, following the temporary cessation of open pit operations in the second quarter of 2020 as previously disclosed.

Cost of sales per ounce2 in the six month period ending June 30, 2021 was 2% higher than the same prior year period due to higher total cash costs per ounce1, partially offset by lower depreciation expense as described above. Total cash costs per ounce1 in the six month period ending June 30, 2021 were 20% higher than the same prior year period, which mainly reflected the impact of lower grades, combined with higher direct mining costs from the transition to an exclusively underground operation following the temporary cessation of open pit mining, as well as the additional costs related to this transition. All-in sustaining costs per ounce1 for the six month period ending June 30, 2021 were in line with the same prior year period with the higher total cash costs per ounce1, largely offset by lower minesite sustaining capital expenditures.
For the six month period ending June 30, 2021, capital expenditures decreased by 32% compared to the same prior year period, following our investment in the tailings storage facility, other water management initiatives and land acquisitions in the same prior year period. We expect capital expenditures to increase over the second half of 2021, mainly relating to ongoing water management initiatives and new underground equipment.

BARRICK SECOND QUARTER 2021	56	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Bulyanhulu (84% basis)a, Tanzania

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/21	3/31/21	% Change	6/30/20	% Change	6/30/21	6/30/20	% Change
Underground tonnes mined (000s)	164	125	31%	n/a	n/a	289	n/a	n/a
Average grade (grams/tonne)
Underground mined	8.55	9.78	(13)%	n/a	n/a	9.08	n/a	n/a
Processed	8.38	9.90	(15)%	n/a	n/a	9.05	n/a	n/a
Ore tonnes processed (000s)	139	110	26%	468	(70)%	249	913	(73)%
Recovery rate	94%	94%	0%	49%	91%	94%	51%	84%
Gold produced (000s oz)	35	33	6%	7	400%	68	14	385%
Gold sold (000s oz)	36	28	29%	30	20%	64	37	74%
Revenue ($ millions)	69	42	64%	56	23%	111	68	63%
Cost of sales ($ millions)	42	34	24%	50	(16)%	76	62	23%
Income ($ millions)	27	7	286%	0	100%	34	(11)	409%
EBITDA ($ millions)[b]	38	17	124%	19	101%	55	15	267%
EBITDA margin[c]	55%	40%	38%	34%	63%	50%	22%	125%
Capital expenditures ($ millions)	18	11	64%	8	125%	29	10	190%
Minesite sustaining	5	2	150%	2	150%	7	3	133%
Project	13	9	44%	6	117%	22	7	214%
Cost of sales ($/oz)	1,164	1,211	(4)%	1,658	(30)%	1,184	1,663	(29)%
Total cash costs ($/oz)[b]	776	865	(10)%	950	(18)%	814	899	(9)%
All-in sustaining costs ($/oz)[b]	916	957	(4)%	1,014	(10)%	934	993	(6)%
All-in costs ($/oz)[b]	1,270	1,275	0%	1,214	5%	1,272	1,180	8%
a.Barrick owns 84% of Bulyanhulu, with the Government of Tanzania owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There were zero LTIs recorded at Bulyanhulu during the second quarter of 2021, which resulted in a LTIFR3 of 0.00 per million hours worked, consistent with the prior quarter. The TRIFR3 for the second quarter of 2021 was 2.91 per million hours worked, which is an increase from 0.82 in the prior quarter. To improve the safety performance, a contractors' safety compliance program was successfully conducted during the second quarter of 2021, which reviewed various additional safety measures. This included further extending technological measures such as reverse cameras and proximity detection systems to supplement the behavioral change awareness programs on heavy equipment. No Class 14 environmental incidents occurred during the second quarter of 2021.

Financial Results
Q2 2021 compared to Q1 2021
Bulyanhulu's income for the second quarter of 2021 was 286% higher than the first quarter of 2021 due to increased sales volumes, a higher realized gold price1, and lower cost of sales per ounce2.
In the second quarter of 2021, production was 6% higher than the prior quarter. This was primarily due to the continued ramp-up of underground mining and processing operations, allowing higher throughput to offset the lower feed grade. The production ramp-up of Bulyanhulu is scheduled to continue through 2021, and reach annualized steady-state production by 2022.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2021 were 4% and 10%
lower, respectively, than the prior quarter as the ramp-up of underground mining and processing operations improved productivity and resulted in lower fixed costs per ounce. This was combined with the recommencement of copper concentrate sales during the current quarter. All-in sustaining costs per ounce1 in the second quarter of 2021 was 4% lower than the prior quarter, mainly due to lower total cash costs per ounce1, partially offset by higher minesite capital expenditures.
Capital expenditures in the second quarter of 2021 were 64% higher than the prior quarter as the underground ramp-up continued and will be supported by the arrival of new underground equipment arriving in the second half of 2021.

Q2 2021 compared to Q2 2020
Bulyanhulu's income for the three month period ending June 30, 2021 was 100% higher than the same prior year period, mainly due to higher sales volume driven by the ramp-up of underground mining and processing operations. In the same prior year period, Bulyanhulu was a tailings re-treatment operation.
For the three month period ended June 30, 2021, production was 400% higher than the same prior year period due to fresh underground ore now feeding the mill following the ramp-up of mining and processing operations as described above. This resulted in higher grades and recoveries compared to the tailings material processed in the same prior year period.

BARRICK SECOND QUARTER 2021	57	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Cost of sales per ounce2 and total cash costs1 per ounce in the three month period ending June 30, 2021 were 30% and 18% lower, respectively, than the same prior year period mainly due to the ramp-up of underground mining and processing operations as described above. Cost of sales per ounce1 was further impacted by lower depreciation per ounce as a result of higher sales volume. All-in sustaining costs per ounce1 in the second quarter of 2021 were 10% lower than the same prior year period, mainly due to lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures.
For the three month period ending June 30, 2021, capital expenditures increased by 125% compared to the same prior year period as the Bulyanhulu underground ramp-up is scheduled to continue through the remainder of 2021 and reach annualized steady-state production by 2022.

YTD 2021 compared to YTD 2020
Bulyanhulu's income for the six month period ending June 30, 2021 was 409% higher than the same prior year period, mainly due to higher sales volume driven by the ramp-up of underground mining and processing operations. In the same prior year period, Bulyanhulu was a tailings re-treatment operation.
For the six month period ending June 30, 2021, gold production was 385% higher than the same prior year period due to fresh underground ore now feeding the mill following the ramp-up of mining and processing operations as described above. This resulted in higher grades and recoveries compared to the tailings material processed in the same prior year period.

Cost of sales per ounce2 and total cash costs per ounce1 in the six month period ending June 30, 2021 were 29% and 9% lower, respectively, than the same prior year period mainly due to the ramp-up of underground mining and processing operations as described above. Cost of sales per ounce1 was further impacted by lower depreciation per ounce as a result of higher sales volume. All-in sustaining costs per ounce1 for the six month period ending June 30, 2021 were 6% lower than the same prior year period, mainly due to lower total cash costs per ounce1 and lower minesite sustaining capital expenditures on a per ounce basis.
For the six month period ending June 30, 2021, capital expenditures increased by 190% compared to the same prior year period as the Bulyanhulu underground ramp-up is scheduled to continue through the remainder of 2021 and reach annualized steady-state production by 2022. The ramp-up will be supported by the arrival of new underground equipment arriving in the second half of 2021.

BARRICK SECOND QUARTER 2021	58	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mines - Gold

Summary of Operating and Financial Data

						For the three months ended
	6/30/21					3/31/21
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Tongon (89.7%)	48	1,446	1,045	1,162	4	48	1,510	995	1,062	2
Hemlo	42	1,603	1,314	1,937	25	47	1,610	1,324	1,840	22
Buzwagi (84%)	19	1,315	1,244	1,242	0	17	1,486	1,450	1,467	0
Porgera[c] (47.5%)	—	—	—	—	—	—	—	—	—	—
a.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures.
c.As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

Tongon (89.7% basis), Côte d'Ivoire
Gold production for Tongon in the second quarter of 2021 was in line with the prior quarter, with lower grades and recovery offset by higher throughput. This performance continues to reflect the change in the mine plan related to the previously disclosed mine life extension to 2023. Cost of sales per ounce2 in the second quarter of 2021 was 4% lower than the prior quarter as a result of lower depreciation expense, partially offset by higher total cash costs per ounce1. The increase in total cash costs per ounce1 was primarily driven by higher electricity expenses. All-in sustaining costs per ounce1 in the second quarter of 2021 increased by 9%, reflecting the increase in total cash costs per ounce1 and an increase in minesite sustaining capital expenditures.

Hemlo, Ontario, Canada
Hemlo's gold production in the second quarter of 2021 was 11% lower than the prior quarter due to lower grades mined from the underground. Underground ore mined in the second quarter of 2021 was in line with the prior quarter, as efforts to improve efficiency and utilization continue. Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2021 were largely in line with the prior quarter, as the impact of lower sales volume was offset by lower royalty expenses due to mining from underground zones that incurred a lower royalty burden. In the second quarter of 2021, all-in sustaining costs per ounce1 increased by 5% compared to the prior quarter reflecting slightly higher minesite sustaining capital expenditures.
As part of the Company’s efforts to upgrade and improve the operating performance of Hemlo, a new portal is currently under development to access the Upper C Zone, with mining expected to begin in the third quarter of 2021. Improving flexibility with a third mining front and a focus on development in existing mining fronts will allow the underground to steadily increase production rates and reduce operating costs per ounce. The pace of this transition has been impacted by ongoing Covid-19 related restrictions. A new General Manager with significant underground expertise, most recently at NGM’s Carlin operations, joined the Hemlo team in late June 2021. Drilling programs are underway to potentially add resources to extend the mine life past 2030, with promising initial results to the west of current operations as well as to the east at depth beneath historic workings.

Buzwagi (84% basis), Tanzania
Gold production for Buzwagi in the second quarter of 2021 was 12% higher compared to the first quarter of 2021 following the completion of plant maintenance in the prior period. As expected, the operation transitioned into closure early in the third quarter of 2021. Final stockpile processing and circuit clean-up occurred in July. Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2021 were 12% and 14% lower, respectively, compared to the prior quarter due to higher sales volume as a result of higher production. All-in sustaining costs per ounce1 in the second quarter of 2021 decreased by 15% mainly due to lower total cash costs per ounce1.

Porgera (47.5% basis), Papua New Guinea
On April 9, 2021, the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its SML.
Under the terms of a binding Framework Agreement, ownership of Porgera will be held in a new joint venture owned 51% by PNG stakeholders and 49% by BNL. BNL remains the operator of the mine and is jointly owned by Barrick and Zijin Mining Group. The Framework Agreement also provides, among other things, for:
■PNG stakeholders and BNL to share the economic benefits generated over the remaining life of mine on a 53%/47% basis in favor of the PNG stakeholders;
■BNL to finance the capital required to restart the mine;
■an increase in the equity allocated to a broad group of landowners who are the customary owners of the land where Porgera is located; and
■the state to retain the right to acquire the remaining 49% of the mine from BNL at fair market value after 10 years.
The parties are working towards the signing of definitive agreements, at which time, full mine recommencement work will begin. Porgera continues to be excluded from our full year 2021 guidance. We expect to update our guidance following both the execution of definitive agreements to implement the binding Framework Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to note 18 to the Financial Statements for more information.

BARRICK SECOND QUARTER 2021	59	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mines - Copper

Summary of Operating and Financial Data

						For the three months ended
	6/30/21					3/31/21
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]
Lumwana	56	2.36	1.72	2.92	43	51	1.97	1.48	2.37	37
Zaldívar (50%)	22	3.56	2.68	3.15	16	24	3.03	2.25	2.47	14
Jabal Sayid (50%)	18	1.47	1.27	1.39	1	18	1.21	1.06	1.22	2
a.These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures.

Lumwana, Zambia
Copper production for Lumwana in the second quarter of 2021 was 10% higher than the prior quarter mainly due to increased throughput and higher grades. We expect production at Lumwana in the second half of 2021 to be stronger than the first half, driven mainly by higher grades as well as increased throughput. Cost of sales per pound2 in the second quarter of 2021 was 20% higher compared to the prior quarter, largely due to higher C1 cash costs per pound1. C1 cash costs per pound1 in the second quarter of 2021 was 16% higher compared to the prior quarter as sales included pounds produced in the prior quarter at a higher relative cost, as well as from lower sales volumes. In the second quarter of 2021, all-in sustaining costs per pound1 increased by 23% from the prior quarter, driven by higher C1 cash costs per pound1 and higher sustaining capital expenditures due to increased capitalized stripping.

Zaldívar (50% basis), Chile
Copper production for Zaldívar in the second quarter of 2021 was 8% lower than the prior quarter mainly due to lower heap leach grades, combined with plant equipment downtime that impacted the concentration of pregnant leach solution. Cost of sales per pound2 and C1 cash costs per pound1 were 17% and 19% higher, respectively, than the prior quarter mainly due to higher maintenance costs resulting from equipment failures in the second quarter of 2021. All-in sustaining costs per pound1 in the second quarter of 2021 increased by 28% compared to the prior quarter, due to higher C1 cash costs per pound1 and higher sustaining capital expenditures.

Jabal Sayid (50% basis), Saudi Arabia
Jabal Sayid's copper production in the second quarter of 2021 was in line with the prior quarter as slightly lower grades processed were offset by higher throughput. Cost of sales per pound2 and C1 cash costs per pound1 in the second quarter of 2021 increased by 21% and 20%, respectively, compared to the prior quarter mainly due to higher drawdown of stockpiles as well as increased haulage costs. C1 cash costs per pound1 were further impacted by lower gold by-product credits, due to fewer gold ounces contained in the copper sold. All-in sustaining costs per pound1 in the second quarter of 2021 increased by 14% compared to the prior quarter, mainly due to higher C1 cash costs per pound1, partially offset by lower capital expenditures.

BARRICK SECOND QUARTER 2021	60	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Growth Project Updates

Goldrush Underground Feasibility Study, Nevada, USA
The standalone underground feasibility study was completed on the Goldrush orebody in the second quarter of 2021 to support the expected conversion of indicated resources to mineral reserves for the 2021 year-end update. Notably, the feasibility study does not assume the conversion of inferred resources into the mine plan. As of December 31, 2020, the deposit contained an indicated mineral resource of 9.0 million ounces (43 million tonnes grading 6.57 g/t gold) and an inferred mineral resource of 4.0 million ounces (20 million tonnes grading 6.2 g/t gold) on a 100% basis.
The feasibility study shows that the project covered by the Plan of Operations and EIS comfortably passes Barrick’s investment filters. The feasibility study uses extensive geotechnical rockmass modelling to optimize stope dimensions to suit ground conditions, as well as by maximizing mining efficiency and lowering mining costs by using a larger sized fleet. Goldrush ore is planned to be hauled to the Carlin roasters over the road in the feasibility study.
From a permitting standpoint, we understand that the publication of the Notice of Intent in the Federal Register is scheduled for the third quarter of 2021. We now expect the issuance of a Record of Decision (“ROD”) in the fourth quarter of 2022, which is reflected in the feasibility study mineplan. This mineplan is in line with our previously disclosed five and ten year plans. Certain operating parameters from the feasibility study are subject to the successful completion of the permitting process.
As of June 30, 2021, we spent $253 million on a 100% basis (including $14 million in the second quarter of 2021) on the Goldrush project, inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital until commercial production in 2024, is anticipated to be slightly less than the $1 billion initial capital estimate previously disclosed for the Goldrush project (on a 100% basis).
The project’s production profile has the potential to be enhanced by further nearby exploration projects through the continued conversion of inferred resources to reserves, optimizing material handling and maximizing automation in line with Barrick’s clean energy strategy. On a 100% basis as of December 31, 2020, key high-grade deposits include: 1) the KB target immediately east of Goldrush, containing 101koz of indicated resources (240 thousand tonnes grading 12.97 g/t gold) and 890koz of inferred resources (3.6 million tonnes grading 7.7 g/t gold); and 2) Fourmile containing 470koz of indicated resources (1.4 million tonnes at 10.22 g/t gold) and 2.3moz of inferred resources (6.6 million tonnes at 10.9 g/t gold). Both targets are not currently considered in the feasibility study.

Turquoise Ridge Third Shaft, Nevada, USA6
Construction of the Third Shaft at Turquoise Ridge, which has a hoisting capacity of 5,500 tonnes per day, continues to advance according to schedule and within budget. We continue to expect commissioning in late 2022. Together with increased hoisting capacity, the Third Shaft is expected to provide additional ventilation for underground mining operations as well as shorter material haulage distances.
Construction activities continued in the second quarter of 2021, including shaft sinking and underground construction. In June 2021, shaft sinking advanced to its final depth of 989 meters below the collar. Excavation of the 3150 station is complete, with excavation and lining of the final loading pocket well underway. Underground construction continued to focus on electrical installation and the off shaft material handling infrastructure located at the 2280 station loading pocket. Surface slickline drilling and casing was completed as well as the early installation of material handling equipment at the surface bin house. During the second quarter of 2021, the final environmental permits were received for the operation of the Third Shaft.
The focus of the project will shift from sinking activities to equipping activities in the third quarter of 2021. Fabrication of shaft and loading pocket steel is underway, as well as other early procurement items necessary to complete the construction of the project.
As at June 30, 2021, we have spent $201 million (including $17 million in the second quarter of 2021) out of an estimated capital cost of approximately $300-$330 million (100% basis).

Pueblo Viejo Expansion, Dominican Republic7
The Pueblo Viejo mine life extension and plant expansion is designed to increase throughput to 14 million tonnes per annum, allowing the operation to maintain minimum average annual gold production of approximately 800,000 ounces after 2022 (100% basis).
The process plant expansion flowsheet includes an additional primary crusher, coarse ore stockpile and ore reclaim delivering to a new single stage semi-autogenous (“SAG”) mill. A new flotation circuit will concentrate the bulk of the sulfide ore prior to oxidation. The concentrate will be blended with fresh milled ore to feed the modified autoclave circuit, which will have additional oxygen supplied from a new 3,000 tonnes per day facility. The existing autoclaves will be upgraded to increase the sulfur processing capacity of each autoclave through additional high-pressure cooling water and recycle flash capability using additional slurry pumping and thickening.
Engineering design of the process plant expansion continued to progress during the second quarter of 2021 and is now 87% complete. Long lead procurement contracts and purchase orders have been placed. The SAG mill shell arrived in country during the second quarter of 2021 and the GMD (mill motor) is also now on site.
Construction for the process plant expansion is now 10% complete. We continue to expect completion of the process plant expansion by the end of 2022.
The social, environmental and technical studies for additional tailings and mine waste rock capacity continued to advance, and we are engaging with local stakeholders to review concerns and feedback. Our efforts remain focused on public disclosure and community relations. The Dominican Government and Pueblo Viejo have agreed on a Government-led independent, strategic environmental assessment of Pueblo Viejo’s mine life extension project..
As at June 30, 2021, we have spent $256 million (including $107 million in the second quarter of 2021) out of an estimated capital cost of approximately $1,300 million (100% basis).

BARRICK SECOND QUARTER 2021	61	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Bulyanhulu Re-Start and Feasibility Study
The Bulyanhulu underground ramp-up is scheduled to continue through the remainder of 2021 and reach annualized steady-state production by 2022.
The feasibility study for Bulyanhulu continues to progress towards delivering a fully integrated and re-optimized mine plan. As part of this, geo-metallurgical test work is progressing to better characterize different ore type domains and establish their optimal processing route. The geotechnical model was updated with the latest drilling from the high-grade Deep West zone, and will be used to guide optimum mining dimensions and sequence across the mine. A trade off study comparing alternative material handling systems for the Deep West zone was also initiated. The feasibility study remains on track to be completed by the end of 2021.
The initial surface resource definition drill program at Deep West has successfully delineated plunging high-grade zones within the overall panel of mineralization. Underground infill drilling in the upper half of Deep West is underway, targeting conversion of resources to reserves within the upper half of the panel by the end of 2021.
Separately, geological and structural re-modelling of Reef 2 mineralization has concluded with resource model updates underway and subsequent reserve updates to be completed by the end of 2021, together with the feasibility study work program.

Zaldívar Chloride Leach, Chile
Zaldívar is jointly owned by Antofagasta and Barrick, and is operated by Antofagasta.
In December 2019, the Board of Compañía Minera Zaldívar approved the Chloride Leach Project. The capital cost of the project of $189 million (100% basis) consists of the cost of execution and commissioning. The project contemplates the construction of a chloride dosing system, an upgrade of the solvent extraction plant and the construction of additional washing ponds.
During the second quarter of 2021, work at the solvent extraction electrowinning area was focused on the second of four process stream upgrades, which are progressing according to schedule. Trains A and B have been modified, re-commissioned and are operating as expected. Train C is currently being modified and is expected to be completed during the third quarter of 2021, followed by Train D in the fourth quarter of 2021.
Overall project progress is now at 76% completion (from 58% as of the first quarter of 2021). Despite a stronger Chilean peso, project costs are trending in line with the approved budget and completion continues to be expected in the first half of 2022.
Upon commissioning, the project is expected to increase copper recoveries by more than 10 percentage points through the addition of chlorides to the leach solution and with further potential upside in recoveries possible depending on the type of ore being processed. This process is based on a proprietary technology called CuproChlor® that was developed by Antofagasta at its Michilla operation, which had similar ore types to those that are processed at Zaldívar. Once completed and in full operation, the project is expected to increase production at Zaldívar by approximately 10 to 15 thousand tonnes per annum at lower operating costs over the remaining life of mine.

Veladero Power Transmission, Chile-Argentina
In 2019, we commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to Veladero. Upon completion, the power transmission line will allow Veladero to convert to grid power exported from Chile and cease operating the current high-cost diesel generation power plant located at site. A power purchase price agreement was executed during the fourth quarter of 2019 to supply power from renewable energy that will significantly reduce Veladero’s carbon footprint. This is expected to reduce CO2 equivalent emissions by 100,000 tonnes per year upon commissioning.
Work continued in the second quarter of 2021 on both the 220kv and 23kv transmission line extensions as well as the Lama substation, with overall progress now at 93% completion. We continue to expect completion of the Veladero power transmission project by the end of 2021.

Exploration and Mineral Resource Management

The foundation of our exploration strategy starts with a deep organizational understanding that exploration is an investment and a value driver for the business - not a process. Our strategy has multiple elements that all need to be in balance to deliver on the Company's business plan for growth and long-term sustainability.
First, we seek to deliver projects of a short-to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick's Tier One Gold Asset5 portfolio. Third, we seek to optimize the value of major undeveloped projects. Finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.
Our exploration approach is to first understand the geological framework and ore controls. We then design exploration programs based upon that understanding, instead of simply drilling for mineralized intervals. This has put us in good stead with robust results from multiple projects highlighted in the following section.

North America
Current exploration efforts are focused on finding extensions at our Tier One Gold Assets5 as well as advancing target concepts throughout our districts for potential new Tier One discoveries. Earlier stage generative exploration is targeting value creating discoveries and continues to open up new frontiers in Nevada, as well as Hemlo. At the deposit scale, geological cross-sections and subsequent modelling is ongoing with notable advances during the first and second quarters of 2021 at Turquoise Ridge, the North Carlin Trend, Ren, Robertson, Goldstrike and Hemlo. Exploration and delineation activities are well aligned with the 2021 business and life of mine plans.

BARRICK SECOND QUARTER 2021	62	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Carlin, Nevada, USA
The first three holes of a resource delineation drill program at North Leeville have been completed, confirming the geological model and furthering our understanding of secondary ore controls. Additionally, thick intervals of brecciation have been intersected, providing indication that potential remains along structural zones at depth. Sampling and assaying of these holes is underway. East of the Leeville resource, drilling is also in progress, exploring for additional high grade opportunities outside the current model. As a follow up to a thick low grade intercept assayed in 2020, preliminary results have provided encouragement and are vectoring to higher grade targets in the area.
Along the Post-Gen fault system, south of the Goldstrike stock, drilling is testing the concept of high value breccia-hosted mineralization proximal to the intrusion. The target is modelled on the high-grade Deep Star mine, which is approximately one kilometer to the north of current drilling. Alteration, mineralization and brecciation is increasing towards the target areas.
At the northern limits of the Post-Gen fault system, underground delineation drilling has commenced from the Ren exploration drift that was completed in 2020. Drilling to date validates the updated geological model confirming mineralization occurs in favorable stratigraphy. Drilling also continues to support geotechnical and geometallurgical study work. Concurrently from surface, drilling was completed in two holes to the east of the Ren deposit. Results to date are variable, and confirm the extent of modeled favorable structures that carry low level gold values within well developed breccia.

Cortez, Nevada, USA
At Cortez Hills, drill programs testing potential feeders and extensions of other ore controlling features are continuing.
At Robertson, resource definition drilling is ongoing with assays expected in the third quarter of 2021. Drilling also continues at the Porphyry target with preliminary results confirming controls to mineralization. At the Distal target, the up-dip and northerly extension of robust mineralization intersected in the prior quarter will be drill tested in the third quarter of 2021.
Sectional interpretation is ongoing between the Carlin-type Pipeline and Crossroads deposits and intrusive-related mineralization at Robertson. Drilling has commenced on one framework drill hole testing for a favorable structural setting between the two deposits. The target area contains fold and thrust faulting, as well as high angle faults carrying anomalous gold and are indicative of a potential mineralized system at depth. The area has no historic deep drilling, and this hole is estimated to reach the targeted stratigraphy in the third quarter of 2021.

Fourmile, Nevada, USA
Drill testing the extension of stratiform mineralization west of the current resource was completed. Multiple intervals of favorable alteration and mineralization were visually noted; however, only partial assays have been received so far. One hole was extended to test the deeper structurally controlled portion of the system. Thick high grade mineralization previously observed in the footwall of the primary structures controlling gold mineralization was verified. Further north, drills were mobilized to test the extension of a quartz-feldspar porphyry dike corridor to the northwest of the Sophia breccia, as well as targeting the extension of the Dorothy breccia.
Detailed mapping within the prospective Anna fault corridor to the north of the Mill Canyon stock is ongoing, with field work aiming to define drill targets in areas of prospective structural complexity and anomalous geochemistry.

Turquoise Ridge, Nevada, USA
Updates to the deposit-scale geologic and resource block models continued and remain on track for completion in the third quarter of 2021. The improved modeling incorporates advancements in geologic and orebody knowledge gained through detailed type section work. The modelling improves geological confidence in understanding the ore and geometallurgical controls and will ultimately improve reconciliation. Modelling will also optimize planning and mine design.
At the district-scale, shallow reverse circulation ("RC") drilling is in progress across a largely untested portion of the property, situated in a twelve square kilometer corridor between the Turquoise Ridge and Twin Creeks mine operations. Sectional interpretations guided by sparse historic drilling have identified the potential for structural complexities at depth throughout the corridor, and the additional RC drilling will provide further vectors towards mineralization through the cover sequences. To date, the initial drilling and resampling has highlighted strong Carlin-suite geochemical anomalism and gold controlling structures that will be further tested with core drilling once the RC program is complete.

Hemlo, Canada
Surface and underground drilling immediately west of active mine workings at the C Zone is targeting mineralized shoots down plunge from both the active mine workings and the inactive open pit. Drilling will continue through the rest of 2021.
A year-long project to compile geological information and models for the B Zone across the three Hemlo mines (Williams, Golden Giant and David Bell) is nearing completion. Over the past year, a significant new understanding of controls on higher grade mineralization at Hemlo has increased confidence in the targeting of growth drilling programs.
Results from both B Zone and C Zone programs are being incorporated into detailed geological models to further delineate targets. Work on the detailed type section work leading to an updated geological model will commence in the third quarter of 2021.

Latin America & Asia Pacific
Pueblo Viejo, Dominican Republic
Detailed mapping and sampling completed at Zambrana has revealed a northwest corridor of more than 1.5 kilometers with consistent gold anomalies in rock chips and soil samples. Additional mapping and sampling in the area have also unveiled an anomalous sector of 300 by 200 meters related to a perpendicular structure that controls strong silicification associated with gold mineralization. Drill permitting is ongoing and drill testing is scheduled for the third quarter of 2021.

BARRICK SECOND QUARTER 2021	63	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Pascua Lama Project Area, Argentina and Chile8
At Pascua, drilling of the four-rig geometallurgical drill campaign was nearing design completion when it was paused due to the onset of winter weather. In total, 5,537 meters were drilled in the campaign. Sampling and geometallurgical compositing will be completed during the third quarter of 2021, with results expected in the fourth quarter. This program is designed to test the geometallurgical assumptions of the previously completed update to the 3D geological model. The objective of this campaign is to test the link between the underlying deposit geology, impact to ore type definition, processing options, recovery and project valuation.
At the Penelope deposit, a satellite of Lama, the geometallurgical drill campaign was completed having drilled 1,904 meters. Updates to the 3D geological model will be completed in the third quarter of 2021. Geometallurgical composites are being prepared and will also be analyzed in the third quarter of 2021. This program aims to collect additional metallurgical data, with a specific focus on heap leach potential.
At the Lama extension, eight diamond drill holes were completed. The goal of this campaign is to test previously unrecognized orebody extensions outside the pit shell and current block model, in areas with anomalous gold in rock chip and talus fines samples that were obtained during the field season. Encouraging results received from the first two holes confirms the presence of mineralization and include 96.2 meters at 0.68 g/t Au, 7.75 g/t Ag and 0.66% Cu (DDH-LAM-21-02), 17 meters at 0.55 g/t Au, 8.3 g/t Ag and 0.79% Cu (DDH-LAM-21-01) and 15.8 meters at 0.36 g/t Au, 2.74 g/t Ag and 0.46% Cu (DDH-LAM-21-01). Results from all remaining holes are pending.
At Brecha Porfiada, one drill hole encountered a large phreatomagmatic breccia with multiple silicification events, within a fully preserved high sulphidation system. Assay results are pending.

El Indio Belt, Argentina and Chile9
At Alturas - Del Carmen, 4,800 meters of drilling were completed out of a planned 8,000 meter program. Drilling will resume in the spring. This program was designed to test high-grade mineralization controls that were identified in the third quarter of 2020 under a new structural framework study. Drilling at Rojo Grande was completed and assay results validated the geological model. Results received include 96.5 meters at 1.23 g/t Au (DDH-RGR-042), 28 meters at 0.95 g/t Au from surface (DDH-RGR-049) and 10 meters at 1.97 g/t Au at the Chibolitas target (DDH-RGR-043).
Fieldwork continues at Bañitos, within the El Indio district in Argentina. This target spans 16km2, with 955 talus fines samples collected. Results are showing a new robust anomaly in the southern part of the project. Detailed mapping has identified the presence of northeast trending veins and silicified structures, which coincide with talus fine anomalies. A geophysical survey and a drill campaign is scheduled for the fourth quarter of 2021.
In the immediate vicinity of the El Indio mine, mapping, sampling, and trenching was completed, with a renewed focus on understanding the structural geology in the district. As a result of this detailed work, 11 new areas of interest and three new targets were identified, including Azufreras, where a drill program is scheduled for the third quarter of 2021.
Veladero, Argentina
At Cerro Pelado, significant progress was made integrating all the geological information available into a consolidated 3D model which includes Veladero. Follow up drilling is scheduled for the fourth quarter of 2021.
At Piuquenes, three holes were completed for a total of 1,049 meters. The third hole intercepted a narrow but favorable sequence of favorably altered volcanic rocks. The observed quartz-alunite alteration is often associated with gold mineralization in the district. Assay results are pending.

Porgera, Papua New Guinea
As discussed on page 27, Porgera is currently on temporary care and maintenance and consequently, all exploration activities have ceased.

Southern Peru
In southern Peru at Tumaruma, detailed mapping and sampling has delineated six new targets associated with an intrusive related system. Follow-up soil sampling is 70% complete. Partial assay results received confirms the presence of mineralization along a northwest trend, related and parallel to a major fault in the camp, and that locally controls the emplacement of hydrothermal breccias. Meanwhile, an application for drilling permits is being filed with an intention to commence drilling in 2022.

Japan Gold Strategic Alliance, Japan
The initial phase of geochemical screening has been completed on all original alliance projects and is advancing on the new claim areas added since commencement. Gravity surveying is also 100% complete in Kyushu and Honshu, and has commenced in the Kitami region in Hokkaido.
Based on results to date at the Mizobe Project and Mizobe-Onoyama projects, located in the Hokusatsu region of the southern Kyushu epithermal gold province, follow up activities comprising infill geochemical sampling, prospecting and mapping have been initiated to locate the source of anomalous drainages and rock float identified during the initial screening phase.
Seventy-seven new applications were submitted to extend areas of interest around the existing Togi, Buho and Kanehana projects.

Reunion Gold Strategic Alliance, Guiana Shield
An airborne magnetic and radiometric survey was completed on the NW Extension project in Suriname during the second quarter of 2021. The survey consisted of 3,000 kilometers of flight lines spaced at 100 and 200 meters. Interpretation of the data thus far is confirming the projection of linear geophysical features into the project area, interpreted as structural corridors similar to those associated with gold mineralization at the Rosebel gold deposit located 70 kilometers to the southeast. The targeted greenstone sequences and favorable structural corridors are covered by post mineral sediments, which will require drilling to test the potential for gold mineralization.

Makapa Project, Guyana
Barrick entered into two new option agreements during the second quarter of 2021 within the Makapa Project area in Guyana, providing exposure to over 63,000 hectares of

BARRICK SECOND QUARTER 2021	64	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
highly prospective greenstone sequences traversed by structural corridors, which are associated with mineralization at the nearby (non-Barrick) Karouni and Omai deposits. The properties have seen limited exploration, in part due to post mineral sand cover which masks the underlying mineral potential; however, extensive alluvial workings and anomalous geochemistry in erosional windows hint at the underlying mineral potential.

Africa & Middle East
Bambadji, Senegal10
At Bambadji, aggressive RC and diamond drilling programs were carried out over six priority targets, building geological models and further extending known mineralized systems. In addition, large areas of auger drilling have been completed north of Kabewest and east of Gefa with the aim of identifying extensions to known mineralized domains and to generate additional early stage targets for investigation after the wet season.
At Kabewest, drilling in the current quarter extended the mineralized system to two kilometers. In addition, auger results to the north compiled with detailed mapping and rock sampling at the edge of the laterite plateau have defined another 2.5 kilometer long, highly prospective corridor.
At Soya, follow-up RC drilling has extended the system to 420 meters along strike and an additional 80 -100 meters down dip. Mineralization is hosted in a northeast trending zone of brecciation with the highest grades associated with intense alteration. Geology intersected indicates alteration intensity is increasing down dip and this is being further investigated with follow-up diamond drilling.
Along the Gefa corridor, infill RC drilling on Gefa South reduced drill spacing to 200 meters along strike and increased the vertical depth tested from approximately 60 meters to between 100 and 120 meters. Results confirmed mineralization within albitite, with the highest grades associated with strong alteration and brecciation. Most results are pending with the best intercept received being 31.0 meters at 2.79 g/t Au. Significant data compilation, analysis and geological model review will occur during the wet season in the third quarter of 2021.

Loulo-Gounkoto, Mali11
At Yalea Ridge Main, Phase 1 drilling proved the concept of higher grades associated with east-west trending fracture and breccia zones and quartz-hematite vein arrays. Leachwell and metallic screen fire assay ("SFA") analytical methods were also tested in the current quarter with SFA having demonstrated to be the best method. There has been a significant upgrade in results from fire assay to SFA with best intersections to date now including: 2.33 meters at 52.95 g/t Au, 8.70 meters at 13.94 g/t Au, 13.95 meters at 7.44 g/t Au and 3.90 meters at 18.79 g/t Au. Phase 2 drilling is underway to more comprehensively test the target for open-pit resource potential.
Framework drilling continues over Yalea Shear South, on a section 500 meters south of the Transfer Zone with all assays pending.
Multiple programs are underway over the Yalea Structure. Framework drilling over a one kilometer strike length at Loulo 1 has confirmed shoot potential in the north and the south, with drilling intersecting mineralization 125 to 200 meters down plunge and approximately 100 meters beneath the deepest part of the $1,500/oz resource pit. At Loulo 2, recent mapping, data integration and analysis has indicated the southern end of the target has a similar structural setting as the southern end of Loulo 3. High-grade shoot development at Loulo 3 is influenced by this structural setting and this concept remains to be tested at Loulo 2. Following the 3D induced polarization ("IP") geophysical survey earlier this year, framework drilling is expected to commence in the third quarter of 2021.
On the Gounkoto permit, drilling at Faraba Main has verified the position of the Western Fault Strand Structure which is a bounding structure to this domain of mineralization. Results include 3.0 meters at 20.72 g/t Au, 12.8 meters at 4.12 g/t Au and 10.0 meters at 4.92 g/t Au.

Regional Exploration, Mali
On the Diangoumerila and Mogoyafara permits in Mali South auger drilling successfully extended the known mineralized corridor by 2.5 kilometers to a total of 9.5 kilometers over the west-northwest trending Koniko structure. A second grid (Dano grid) over the northwest extension of this corridor also indicated a zone of weaker anomalism over five kilometers. Follow up drilling is being planned.

Tongon, Côte d'Ivoire12
During the second quarter of 2021, drill focus remained on the Seydou North and Jubula East targets on the Stabilo Trend. In addition, auger programs to extend this mineralization along strike beneath suppressive regolith have commenced. At Seydou North, an infill program over a 120 meter long north-northeast plunging shoot was completed with the aim of adding to mineral resources. Best intercepts from the second quarter of 2021 include 13 meters at 14.20 g/t Au, 14 meters at 10.33 g/t Au, 11.1 meters at 10.95 g/t Au and 18 meters at 6.26 g/t Au. Step-out drilling down plunge on this target is now underway.
At Jubula East, a preliminary phase of two diamond drill holes is underway to establish the geological framework through this target. Results are pending.

Regional Exploration, Côte d'Ivoire13
At Kassere, RC drilling continued to test multiple lodes over a strike length of 600 meters and a vertical depth of 135 meters. Results to date include 21 meters at 8.67 g/t Au including 13 meters at 12.51 g/t Au, as well as 9 meters at 11.22 g/t Au including 6 meters at 16.33 g/t Au.
From a recent review, Fonondara Main Zone was identified as having potential to be a satellite deposit for Tongon. During the second quarter of 2021, drill programs tested oxide potential and down plunge continuity on a potential shoot. Results to date include 16 meters at 3.19 g/t Au and 14 meters at 2.19 g/t Au. Assays remain pending and additional zones will be tested in the third quarter of 2021.
At Caribou, a trenching program extended mineralization over 500 meters and framework diamond drilling has commenced.
On the Mankono JV, trenching at Yere North extended the strike length of that system to over 300 meters and another mineralized intrusion has been identified 400 meters to the northeast. Initial trenching at Gbongogo West intersected strongly deformed and altered sediments with quartz-hematite veins but no mineralization.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Kibali, Democratic Republic of Congo14
At KCD, the second of a three hole program testing the continuation of the system 500 meters down plunge from previous drilling has been completed. Drilling has successfully intersected banded iron formations, conglomerates and alteration associated with the 5000 and 11000 lodes. The final hole in this fence will commence in the third quarter of 2021. This bold step-out program validates a robust geological model that accurately projects lodes and host geology down-plunge from the KCD deposit.
At Kalimva, a 19 hole drill program aims to test the continuity and tenor of the high grade shoots down to 400 meters vertical depth and to further investigate the continuity of mineralization along the structure between the higher-grade shoot portions.
At Madungu – Memekazi – Renzi field mapping, relogging and data interpretation have allowed exploration efforts to be focused on the most prospective sections of the five kilometer trend. A two-phase, scout reverse circulation and diamond framework drill program has commenced with the objectives of building the geological model and identifying near mine open pit opportunities.

North Mara and Bulyanhulu, Tanzania
Field teams at North Mara completed mapping on seven permits and soil sampling on five. This initial work has outlined a number of key target areas for follow up in the second half of 2021. Towards the end of the second quarter of 2021, framework diamond drilling commenced on the Conjunction target. This is a high priority target at North Mara which is located at the intersection of regional structures and displays shearing, intense silica alteration, high tenor rock samples and coincident multi-element pathfinder and geophysical anomalies.

At Bulyanhulu, rigs have arrived onsite and final preparations are underway to commence geochemical drill programs beneath extensive cover at the Pacha, Ndovu and Madini targets. These targets contain a geological setting similar to Reef 1 and 2.

Jabal Sayid, Kingdom of Saudi Arabia
Exploration drilling at Lode 4 East has added significant extensions and true width to the currently defined feeder zone for Lode 4. Follow-up drilling is planned for the third quarter of 2021. At Lode 1, trenching has confirmed the presence of a previously interpreted fault that may offset mineralization 110 meters to the west, indicating potential for a new lode. This new geological understanding has also been confirmed with initial drilling. Next steps are to drill test this newly identified target.
Investigation of surface chert occurrences, a known target horizon for mineralization, is scheduled to commence at Wadi Ghafara in the third quarter of 2021 with the objective of outlining new greenfields potential.

BARRICK SECOND QUARTER 2021	66	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Review of Financial Results

Revenue

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
Gold
000s oz sold[a]	1,070	1,093	1,224	2,163	2,444
000s oz produced[a]	1,041	1,101	1,149	2,142	2,399
Market price ($/oz)	1,816	1,794	1,711	1,805	1,645
Realized price ($/oz)[b]	1,820	1,777	1,725	1,798	1,657
Revenue	2,589	2,641	2,812	5,230	5,405
Copper
millions lbs sold[a]	96	113	123	209	233
millions lbs produced[a]	96	93	120	189	235
Market price ($/lb)	4.40	3.86	2.43	4.12	2.49
Realized price ($/lb)[b]	4.57	4.12	2.79	4.32	2.53
Revenue	234	256	184	490	283
Other sales	70	59	59	129	88
Total revenue	2,893	2,956	3,055	5,849	5,776
a.On an attributable basis.
b.Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.

Q2 2021 compared to Q1 2021
In the second quarter of 2021, gold revenues decreased by 2% compared to the first quarter of 2021 primarily due to lower sales volume, partially offset by a higher realized gold price1. The average market price for the three month period ended June 30, 2021 was $1,816 per ounce, a 1% increase versus the $1,794 per ounce average in the prior quarter. During the second quarter of 2021, the gold price ranged from $1,706 per ounce to $1,917 per ounce, and closed the quarter at $1,763 per ounce. The realized gold price1 in the second quarter of 2021 was slightly higher than the market gold price as a result of final smelter adjustments on gold sold in concentrate. Gold prices in the second quarter of 2021 continued to be volatile due to the economic impact of the Covid-19 pandemic, including expectations for global economic recovery from the fiscal and monetary stimulus measures put in place by governments and central banks worldwide as well as the distribution of vaccines. In particular, while gold prices remain higher than pre-pandemic levels, the decline of the gold price from all-time highs reached in 2020 is partially attributed to an increase in longer-term interest rates as well as a reduction in investor demand, with global ETF holdings declining in the first half of 2021, tempered by increased physical demand from India and China and net purchases by central banks around the globe.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q2 2021 compared to Q1 2021

In the second quarter of 2021, gold production on an attributable basis was 60 thousand ounces lower than the prior quarter, primarily due to planned maintenance shutdowns at NGM's processing facilities, combined with a mechanical mill failure at Carlin's Goldstrike roaster. This was further impacted by planned maintenance at Pueblo Viejo.
Copper revenues in the second quarter of 2021 decreased by 9% compared to the prior quarter, primarily due to decreased sales volume, partially offset by a higher realized copper price1. The average market price in the second quarter of 2021 was $4.40 per pound, marking an all-time quarterly average high and representing an increase of 14% from the prior quarter. The realized copper price1 in the second quarter of 2021 was higher than the market copper price due to the timing of sales during the quarter. During the second quarter of 2021, the copper price traded in a range of $3.94 per pound to an all-time high of $4.87 per pound and closed the quarter at $4.26 per pound. Copper prices in the second quarter of 2021 continued to be positively influenced by an increase in risk appetite in financial markets as the global economy continued its recovery phase, expectations for increases in copper demand from infrastructure spending, the transition to a low-carbon global economy, and low levels of global stockpiles.
Attributable copper production in the second quarter of 2021 was 3 million pounds higher compared to the prior quarter, primarily driven by increased throughput and higher grades at Lumwana. Current period copper sales were 17 million pounds lower than the prior quarter due to the sale of a higher portion of stockpiled concentrate at Lumwana in the prior quarter.

BARRICK SECOND QUARTER 2021	67	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Q2 2021 compared to Q2 2020
For the three month period ended June 30, 2021, gold revenues decreased by 8% compared to the same prior year period primarily due to a decrease in sales volume, partially offset by an increase in the realized gold price1. The average market price for the three month period ended June 30, 2021 was $1,816 per ounce versus $1,711 per ounce for the same prior year period.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q2 2021 compared to Q2 2020

Q2 2020
1,149
Carlin (61.5%)
-45
Other
-30
Porgera
-24
Cortez (61.5%)
-22
Veladero (50%)
-18
North Mara (84%)
-5
Turquoise Ridge (61.5%)
-1
Kibali (45%)
1
Loulo-Gounkoto (80%)
2
Pueblo Viejo (60%)
6
Bulyanhulu (84%)
28
Q2 2021
1,041

For the three month period ended June 30, 2021, attributable gold production was 108 thousand ounces lower than the same prior year period, primarily as a result of Porgera being placed on care and maintenance on April 25, 2020, planned maintenance shutdowns at NGM's processing facilities, a mechanical mill failure at Carlin's Goldstrike roaster and mine sequencing at Carlin and Cortez. This was combined with reduced heap leach processing operations at Veladero through the first half of 2021 while the mine transitions to Phase 6. These impacts were partially offset by increased production at Bulyanhulu following the ramp-up of underground mining and processing operations starting near the end of 2020.
Copper revenues for the three month period ended June 30, 2021 increased by 27% compared to the same prior year period, primarily due to a higher realized copper price1, partially offset by lower sales volume. In the second quarter of 2021, the realized copper price1 was higher than the market copper price due to the timing of sales, whereas the same prior year period benefited from positive provisional pricing adjustments.
Attributable copper production for the three month period ended June 30, 2021 decreased by 24 million pounds compared to the same prior year period, primarily due to lower grades processed and lower throughput at Lumwana.

YTD 2021 compared to YTD 2020
For the six month period ended June 30, 2021, gold revenues decreased 3% compared to the same prior year period primarily due to a decrease in sales volumes, partially offset by an increase in the realized gold price1. The average market price for the six month period ended June 30, 2021 was $1,805 per ounce versus $1,645 per ounce for the same prior year period. The realized gold price1 for the six month period ended June 30, 2021 was higher than the market gold price as a result of final smelter adjustments on gold sold in concentrate.
For the six month period ended June 30, 2021, attributable gold production was 257 thousand ounces lower than the same prior year period, primarily as a result of Porgera being placed on care and maintenance on April 25, 2020, planned maintenance shutdowns at NGM's processing facilities, a mechanical mill failure at Carlin's Goldstrike roaster and mine sequencing at Carlin and Cortez. This was combined with reduced heap leach processing operations at Veladero through the first half of 2021 while the mine transitions to Phase 6. These impacts were partially offset by increased production at Bulyanhulu following the ramp-up of underground mining and processing operations starting near the end of 2020.
Copper revenues for the six month period ended June 30, 2021 increased by 73% compared to the same prior year period, primarily due to a higher realized copper price1, partially offset by lower sales volume. For the six month period ended June 30, 2021, the realized copper price1 was higher than the market copper price as a result of the impact of higher positive provisional pricing adjustments.
Attributable copper production for the six month period ended June 30, 2021, decreased by 46 million pounds compared to the same prior year period, mainly due lower grades at Lumwana and Zaldívar.

BARRICK SECOND QUARTER 2021	68	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Production Costs

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
Gold
Site operating costs	1,016	1,020	1,121	2,036	2,201
Depreciation	448	454	498	902	972
Royalty expense	92	93	116	185	200
Community relations	5	4	5	9	10
Cost of sales	1,561	1,571	1,740	3,132	3,383
Cost of sales ($/oz)[a]	1,107	1,073	1,075	1,090	1,048
Total cash costs ($/oz)[b]	729	716	716	723	704
All-in sustaining costs ($/oz)[b]	1,087	1,018	1,031	1,052	993
Copper
Site operating costs	65	65	79	130	148
Depreciation	46	48	63	94	106
Royalty expense	25	23	11	48	22
Community relations	1	0	0	1	1
Cost of sales	137	136	153	273	277
Cost of sales ($/lb)[a]	2.43	2.11	2.08	2.26	2.03
C1 cash costs ($/lb)[b]	1.83	1.60	1.55	1.71	1.55
All-in sustaining costs ($/lb)[b]	2.74	2.26	2.15	2.48	2.10
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
b.Total cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.

Q2 2021 compared to Q1 2021
In the second quarter of 2021, cost of sales applicable to gold was 1% lower compared to the first quarter of 2021, mainly due to lower sales volume. Our 45% interest in Kibali is equity accounted, and therefore the mine's cost of sales is excluded from our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were 3% and 2% higher, respectively, than the prior quarter. This was mainly due to a change in the sales mix across the sites.
In the second quarter of 2021, gold all-in sustaining costs per ounce1 increased by 7% compared to the prior quarter, primarily due to higher minesite sustaining capital expenditures combined with higher total cash costs per ounce1.
In the second quarter of 2021, cost of sales applicable to copper remained in line with the prior quarter. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2, after including our proportionate share of cost of sales at our equity method investees, increased by 15% primarily due to higher C1 cash costs1. C1 cash costs1 increased by 14% compared to the prior quarter as sales included pounds produced in the prior quarter at a higher relative cost at Lumwana, higher maintenance costs resulting from equipment failures at Zaldívar and higher drawdown of stockpiles as well as increased haulage costs at Jabal Sayid.
In the second quarter of 2021, copper all-in sustaining costs1,which have been adjusted to include our proportionate share of equity method investees, were 21% higher per pound than the prior quarter, primarily reflecting higher sustaining capital expenditures due to increased capitalized stripping at Lumwana and accelerated project execution at Zaldívar. This was combined with higher C1 cash costs1 per pound.

Q2 2021 compared to Q2 2020
For the three month period ended June 30, 2021, cost of sales applicable to gold was 10% lower than the same prior year period, primarily due to lower sales volume. Our 45% interest in Kibali is equity accounted and therefore, the mine's cost of sales is excluded from our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were 3% and 2% higher, respectively, compared to the same prior year period. This was mainly due to higher depreciation expense at Nevada Gold Mines as well as a change in the sales mix with a higher proportion of ounces from Veladero, which is at a higher relative cost. This was partially offset by the absence of sales from Porgera in the current quarter, which also carries a higher cost.
For the three month period ended June 30, 2021, gold all-in sustaining costs1 increased by 5% on a per ounce basis compared to the same prior year period, primarily due to higher minesite sustaining capital expenditures, combined with an increase in total cash costs per ounce1.
For the three month period ended June 30, 2021, cost of sales applicable to copper was 10% lower than the same prior year period, primarily due to lower sales volume, partially offset by higher royalty expense as a result of a higher realized copper price1. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, increased by 17% and 18%, respectively, due to the impact of lower sales volume and higher royalty expense.
For the three month period ended June 30, 2021, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investees, was 27% higher per pound than the same prior year period primarily reflecting increased minesite sustaining capital expenditures, combined with higher C1 cash costs per pound1.

BARRICK SECOND QUARTER 2021	69	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
YTD 2021 compared to YTD 2020
For the six month period ended June 30, 2021, cost of sales applicable to gold was 7% lower than the same prior year period, mainly due to decreased sales volume. Our 45% interest in Kibali is equity accounted for and therefore, we do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were 4% and 3% higher, respectively, than the same prior year period. This was primarily due to higher depreciation expense at Nevada Gold Mines, combined with the impact of higher costs at Hemlo and Pueblo Viejo. This was partially offset by the absence of sales from Porgera in the current period, which carries a higher relative cost.
For the six month period ended June 30, 2021, gold all-in sustaining costs per ounce1 increased by 6% compared to the same prior year period, primarily due to an increase in total cash costs per ounce1 and higher minesite sustaining capital expenditures.
For the six month period ended June 30, 2021, cost of sales applicable to copper was 1% lower than the same prior year period, primarily due to decreased sales volume. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore, we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, increased by 11% and 10%, respectively, compared to the same prior year period. This was primarily due to the impact of lower sales volume and higher royalty expense as a result of a higher realized copper price1.
For the six month period ended June 30, 2021, copper all-in sustaining costs per pound1, which have been adjusted to include our proportionate share of equity method investees, were 18% higher than the same prior year period primarily reflecting the higher C1 cash costs1, combined with higher minesite sustaining capital expenditures.

Capital Expendituresa

($ millions)		For the three months ended		For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
Minesite sustaining[b]	452	405	420	857	790
Project capital expenditures[c]	203	131	85	334	161
Capitalized interest	3	3	4	6	9
Total consolidated capital expenditures	658	539	509	1,197	960
Attributable capital expenditures[d]	518	424	402	942	766
a.These amounts are presented on a cash basis.
b.Includes both minesite sustaining and mine development.
c.Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
d.These amounts are presented on the same basis as our guidance.

Q2 2021 compared to Q1 2021
In the second quarter of 2021, total consolidated capital expenditures on a cash basis were 22% higher than the first quarter of 2021 due to an increase in both project capital expenditures and minesite sustaining capital expenditures. The increase in project capital expenditures of 55% mainly relates to the Pueblo Viejo expansion project. Higher minesite sustaining capital expenditures of 12% compared to the prior quarter were mainly due to the purchase of an oxygen plant at Carlin's Goldstrike autoclave, which was previously owned by a third party, and higher capitalized drilling and underground development at Loulo-Gounkoto.

Q2 2021 compared to Q2 2020
For the three month period ended June 30, 2021, total consolidated capital expenditures on a cash basis increased by 29% compared to the same prior year period, primarily due to higher project capital expenditures, namely the Pueblo Viejo expansion project and the development of the third underground mine at Loulo-Gounkoto. This was combined with higher minesite sustaining capital expenditures, mainly at Carlin due to an increase in capitalized stripping and the purchase of an oxygen plant at Carlin's Goldstrike autoclave, which was previously owned by a third party, and at Veladero relating to the Phase 6 leach pad expansion as well as higher capitalized stripping. The increase in minesite sustaining capital expenditures was partially offset by lower capitalized stripping at Cortez and decreased spending on tailings storage facilities and land acquisitions at North Mara.

YTD 2021 compared to YTD 2020
For the six month period ended June 30, 2021, total consolidated capital expenditures on a cash basis increased by 25% compared to the same prior year period. This was primarily due to higher project capital expenditures, namely the Pueblo Viejo expansion project and the development of the third underground mine at Loulo-Gounkoto. This was combined with higher minesite sustaining capital expenditures, mainly at Veladero relating to the Phase 6 leach pad expansion and higher capitalized stripping, as well as at Carlin due to an increase in capitalized stripping and the purchase of an oxygen plant at

BARRICK SECOND QUARTER 2021	70	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
the Goldstrike autoclave, which was previously owned by a third party. The increase in minesite sustaining capital expenditures was partially offset by lower capitalized stripping at Cortez and our investment in the tailings storage facility, other water management initiatives and land acquisitions in the same prior year period at North Mara.

General and Administrative Expenses

($ millions)		For the three months ended		For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
Corporate administration	33	28	31	61	64
Share-based compensation[a]	14	10	40	24	47
General & administrative expenses	47	38	71	85	111
a.Based on a US$21.00 share price as at June 30, 2021 (March 31, 2021: US$20.34 and June 30, 2020: US$26.94).

Q2 2021 compared to Q1 2021
In the second quarter of 2021, general and administrative expenses increased by $9 million compared to the first quarter of 2021, due to a combination of higher corporate administration expenses and higher share-based compensation as our share price increased in the current quarter compared to a decrease in the prior quarter.

Q2 2021 compared to Q2 2020
For the three month period ended June 30, 2021, general and administrative expenses decreased by $24 million, mainly due to lower share-based compensation resulting from a more modest increase in our share price during the current quarter compared to the larger increase in the same prior year period.

YTD 2021 compared to YTD 2020
For the six month period ended June 30, 2021, general and administrative expenses were $26 million lower as compared to the same prior year period. Lower share-based compensation expense was attributed to a decrease in our share price in the current period compared to an increase in the same prior year period.

Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended		For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
Global exploration and evaluation	33	28	39	61	78
Advanced project costs:
Pascua-Lama	11	10	8	21	18
Other	14	6	5	20	9
Corporate development	3	1	3	4	6
Global exploration and evaluation and project expense	61	45	55	106	111
Minesite exploration and evaluation	16	16	23	32	38
Total exploration, evaluation and project expenses	77	61	78	138	149

Q2 2021 compared to Q1 2021
Exploration, evaluation and project expenses for the second quarter of 2021 increased by $16 million compared to the first quarter of 2021. This was primarily due to higher advanced project costs, as well as higher global exploration and evaluation expenses at Nevada Gold Mines.

Q2 2021 compared to Q2 2020
Exploration, evaluation and project expenses for the three month period ended June 30, 2021 was $1 million lower than the same prior year period, mainly due to lower minesite exploration and evaluation costs at Long Canyon and Carlin, combined with lower global exploration and evaluation costs at Fourmile. This was partially offset by higher advanced project costs..

YTD 2021 compared to YTD 2020
Exploration, evaluation and project expenses for the six month period ended June 30, 2021 was $11 million lower than the same prior year period, primarily due to lower global exploration and evaluation costs at Fourmile, partially offset by higher advanced project costs across various projects.

BARRICK SECOND QUARTER 2021	71	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Finance Costs, Net

($ millions)		For the three months ended		For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
Interest expense[a]	85	88	84	173	172
Accretion	15	10	8	25	24
Loss on debt extinguishment	0	0	0	0	15
Interest capitalized	(4)	(3)	(4)	(7)	(9)
Other finance costs	6	1	0	7	0
Finance income	(11)	(9)	(6)	(20)	(16)
Finance costs, net	91	87	82	178	186
a.For the three and six months ended June 30, 2021, interest expense includes approximately $8 million and $17 million, respectively, of non-cash interest expense relating to the streaming agreements with Wheaton Precious Metals and Royal Gold, Inc. (March 31, 2021: $9 million and June 30, 2020: $8 million and $17 million, respectively).

Q2 2021 compared to Q1 2021
In the second quarter of 2021, net finance costs were 5% higher than the prior quarter, mainly due to higher accretion resulting from an increase in market interest rates.

Q2 2021 compared to Q2 2020
For the three month period ended June 30, 2021, net finance costs were 11% higher than the same prior year period, primarily due to higher accretion resulting from an increase in market interest rates.

YTD 2021 compared to YTD 2020
For the six month period ended June 30, 2021, net finance costs were 4% lower than the same prior year period, primarily due to a loss on debt extinguishment of $15 million occurring in the same prior year period. The loss on debt extinguishment in the prior year was due to the make-whole repurchase of the outstanding $337 million of principal of our 3.85% notes due 2022.

Additional Significant Statement of Income Items

($ millions)		For the three months ended		For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
Impairment charges (reversals)	2	(89)	23	(87)	(313)
Loss (gain) on currency translation	7	4	2	11	18
Other expense (income)	26	19	73	45	38

Impairment Charges (Reversals)
Q2 2021 compared to Q1 2021
In the second quarter of 2021, net impairment charges were $2 million compared to net impairment reversals of $89 million in the prior quarter. We recorded no significant impairment charges or reversals in the second quarter of 2021. The net impairment reversals in the prior quarter mainly related to the impairment reversal of Lagunas Norte resulting from the agreement to sell our 100% interest to Boroo.

Q2 2021 compared to Q2 2020
For the three month period ended June 30, 2021, net impairment reversals were $2 million compared to $23 million in the same prior year period. We recorded no significant impairment charges or reversals in the second quarter of 2021. In the second quarter of 2020, the net impairment charges related to miscellaneous assets across multiple sites.

YTD 2021 compared to YTD 2020
For the six month period ended June 30, 2021, net impairment reversals were $87 million compared to $313 million in the same prior year period. The net impairment reversal in the current year period mainly related to the impairment reversal of Lagunas Norte resulting from the agreement to sell our 100% interest to Boroo. For the six month period ended June 30, 2020, the net impairment reversals mainly related to our Tanzanian assets resulting from the agreement with the Government of Tanzania ("GoT") being signed and made effective in the first quarter of 2020.
For a further breakdown of impairment charges and reversals, refer to note 13 of the Financial Statements.

Loss (Gain) on Currency Translation
Q2 2021 compared to Q1 2021
Loss on currency translation in the second quarter of 2021 was $7 million compared to $4 million in the prior quarter. The losses in both quarters relate primarily to unrealized foreign currency losses from the Argentine peso. Fluctuations in this currency versus the US dollar impact our peso denominated value-added tax receivable balances.

Q2 2021 compared to Q2 2020
Loss on currency translation in the second quarter of 2021 was $7 million compared to $2 million in the same prior year period. The losses in both quarters relate primarily to unrealized foreign currency losses from the Argentine peso. In the second quarter of 2020, this was partially offset by the appreciation of the West African CFA franc. These currency fluctuations resulted in a revaluation of our peso and CFA franc denominated value-added tax receivable balances.

YTD 2021 compared to YTD 2020
Loss on currency translation for the six month period ended June 30, 2021 decreased by $7 million compared to the same prior year period, mainly due to unrealized foreign currency losses relating to the Argentine peso, which depreciated at a lower rate compared to the same prior year period. Fluctuations in this currency versus the US dollar revalue our peso denominated value-added tax receivable balances.

Other Expense (Income)
Q2 2021 compared to Q1 2021
In the second quarter of 2021, other expense increased by $7 million compared to the prior quarter mainly due to increased legals costs and higher care and maintenance expenses at Porgera.

Q2 2021 compared to Q2 2020
For the three month period ended June 30, 2021, other expense decreased by $47 million compared to the same prior year period as a result of lower care and maintenance

BARRICK SECOND QUARTER 2021	72	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
expenses at Porgera. The same prior year period also included donations made to host communities relating to the Covid-19 pandemic.

YTD 2021 compared to YTD 2020
For the six month period ended June 30, 2021, other expense was $45 million compared to $38 million in the same prior year period. Other expense in the current year mainly relates to care and maintenance expenses at Porgera and losses on the revaluation of warrant investments. Other expense in the same prior year period mainly relates to care and maintenance expenses at Porgera and donations made to host communities relating to the Covid-19 pandemic. This was partially offset by the gain on the sale of Massawa of $54 million in the same prior year period.
For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense
Income tax expense was $343 million in the second quarter of 2021. The unadjusted effective income tax rate in the second quarter of 2021 was 33% of income before income taxes.
The underlying effective income tax rate on ordinary income in the second quarter of 2021 was 25% after adjusting for the impact of net impairment reversals; the impact of deferred taxes at Hemlo; the impact of the sale of our Lagunas Norte mine; the impact of tax reform measures in Argentina; the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; and the impact of other expense adjustments.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 10 of the Financial Statements.

Withholding Taxes
In the second quarter of 2021, we have recorded $6 million of dividend withholding taxes related to the undistributed earnings of our subsidiaries in the United States.

Nevada Gold Mines
Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12. Nevada Gold Mines is also subject to Net Proceeds of Minerals tax in Nevada, which is included on a consolidated basis in the Company's consolidated statements of income.

Argentina Deferred Taxes
On June 16, 2021, Argentina enacted a law increasing its corporate tax rate from 30% to 35% for 2021 and thereafter. This law supersedes previous legislation that was expected to enforce a corporate tax rate of 25% for 2021. In addition, the dividend withholding tax was decreased from 13% to 7% for 2021 and thereafter.
A deferred tax expense of $72 million was recorded in the second quarter of 2021 as a result of these tax reform measures.

Sale of Lagunas Norte
A tax expense of $12 million was recorded in the second quarter of 2021 as a result of the sale of our 100% interest in the Lagunas Norte gold mine in Peru to Boroo. We remain contractually liable for all tax matters that existed prior to our divestiture until these matters are resolved.

BARRICK SECOND QUARTER 2021	73	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 6/30/21	As at 12/31/20
Total cash and equivalents	5,138	5,188
Current assets	2,901	2,955
Non-current assets	38,489	38,363
Total Assets	46,528	46,506
Current liabilities excluding short-term debt	1,783	2,200
Non-current liabilities excluding long-term debt[a]	7,419	7,441
Debt (current and long-term)	5,152	5,155
Total Liabilities	14,354	14,796
Total shareholders’ equity	23,689	23,341
Non-controlling interests	8,485	8,369
Total Equity	32,174	31,710
Total common shares outstanding (millions of shares)	1,779	1,778
Debt, net of cash	14	(33)
Key Financial Ratios:
Current ratio[b]	4.47:1	3.67:1
Debt-to-equity[c]	0.16:1	0.16:1
a.Non-current financial liabilities as at June 30, 2021 were $5,536 million (December 31, 2020: $5,486 million).
b.Represents current assets divided by current liabilities (including short-term debt) as at June 30, 2021 and December 31, 2020.
c.Represents debt divided by total shareholders’ equity (including minority interest) as at June 30, 2021 and December 31, 2020.

Balance Sheet Review
Total assets were $46.5 billion at June 30, 2021, consistent with total assets at December 31, 2020.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.
Total liabilities at June 30, 2021 were $14.4 billion, which was slightly lower than total liabilities at December 31, 2020. Our liabilities are primarily comprised of debt, as well as other non-current liabilities such as provisions and deferred income tax liabilities, and accounts payable.

Shareholders’ Equity

7/27/2021	Number of shares
Common shares	1,779,242,406
Stock options	—

Financial Position and Liquidity
We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, returns of capital and dividends. To date, we have not experienced significant negative impacts to liquidity as a result of the Covid-19 pandemic. During the second quarter of 2021, our cash balance remained strong but decreased due to the timing of tax and interest payments, which typically fall due in the second quarter of each fiscal year, as well as the payment of the first $250 million tranche of the 2021 return of capital distribution to shareholders, tempered by strong cash flow from our operating activities.
Total cash and cash equivalents as at June 30, 2021 were $5.1 billion. This cash and cash equivalents balance does not include cash held by our equity method investments, including approximately $485 million (our share) at Kibali. The cash and cash equivalents held at Kibali are subject to various administrative steps before they can be distributed to the joint venture shareholders and are held across three banks in the Democratic Republic of Congo, including two domestic banks. Our capital structure comprises a mix of debt, non-controlling interest (primarily at Nevada Gold Mines) and shareholders’ equity. As at June 30, 2021, our total debt was $5.2 billion (debt, net of cash and equivalents was $14.0 million) and our debt-to-equity ratio was 0.16:1. This compares to total debt as at December 31, 2020 of $5.2 billion (debt, net of cash and equivalents was negative $33 million), and a debt-to-equity ratio of 0.16:1.
Uses of cash for the remainder of 2021 include capital commitments of $168 million and we expect to incur attributable minesite sustaining and project capital expenditures of approximately $850 to $1,150 million during the remainder of the year, based on our guidance range on page 33. For the remainder of 2021, we have contractual obligations and commitments of $509 million for supplies and consumables. In addition, we have $154 million in interest payments and other amounts as detailed in the table on page 77. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances as necessary.
At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates. The total return of capital distribution is expected to be effected

BARRICK SECOND QUARTER 2021	74	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
in three equal tranches. The first $250 million tranche was paid on June 15, 2021, to shareholders of record at the close of business on May 28, 2021. The second return of capital distribution is expected to be paid on September 15, 2021, to shareholders of record on August 31, 2021. The remaining distribution of $250 million is expected to be effected to shareholders of record on a date to be determined in November 2021.
Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market price of gold, and copper to a lesser extent, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody's and S&P currently rate Barrick's outstanding long-term debt as investment grade, with ratings of Baa1 and BBB, respectively); and drawing on the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2021, we amended the credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate (“LIBOR”) plus 1.125% on drawn amounts, and a standby rate of 0.11% on undrawn amounts. The Credit Facility also includes terms to replace LIBOR with a suitable replacement once that matter is resolved. As part of the amendment, the termination date of the Credit Facility was extended from January 2025 to May 2026. The Credit Facility was undrawn as at June 30, 2021. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.00:1 as at June 30, 2021 (0.00:1 as at December 31, 2020).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended			For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
Net cash provided by operating activities	639	1,302	1,031	1,941	1,920
Investing activities
Capital expenditures	(658)	(539)	(509)	(1,197)	(960)
Investment sales	0	0	206	0	206
Divestitures	19	0	0	19	256
Dividends received from equity method investments	35	126	29	161	54
Other	1	5	10	6	17
Total investing inflows (outflows)	(603)	(408)	(264)	(1,011)	(427)
Net change in debt[a]	(4)	(13)	(7)	(17)	(363)
Dividends[b]	(159)	(158)	(124)	(317)	(246)
Return of capital	(250)	0	0	(250)	0
Net disbursements to non-controlling interests	(200)	(259)	(217)	(459)	(433)
Other	43	21	0	64	(15)
Total financing inflows (outflows)	(570)	(409)	(348)	(979)	(1,057)
Effect of exchange rate	0	(1)	(3)	(1)	(7)
Increase (decrease) in cash and equivalents	(534)	484	416	(50)	429
a.The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
b.For the three and six months ended June 30, 2021, we declared and paid dividends per share in US dollars totaling $0.09 and $0.18, respectively (March 31, 2021: declared and paid $0.09; June 30, 2020: declared and paid $0.07 and $0.14, respectively).

Q2 2021 compared to Q1 2021
In the second quarter of 2021, we generated $639 million in operating cash flow, compared to $1,302 million in the prior quarter. The decrease of $663 million was primarily due to higher cash taxes paid as well as higher interest paid as a result of the timing of semi-annual interest payments on our bonds. This was combined with an unfavorable movement in working capital, mainly in inventory, other current assets, and accounts receivable, partially offset by favorable movements in accounts payable. It also reflects the prepayment of royalties at Pueblo Viejo, recognized in other assets. Operating cash flow was further adversely impacted by lower gold and copper sales volumes and higher total cash costs/C1 cash costs per ounce/pound1, partially offset by higher realized gold and copper prices1.
Cash outflows from investing activities in the second quarter of 2021 were $603 million compared to $408 million in the prior quarter. The increase of $195 million was primarily due to higher capital expenditures and lower dividends received from equity method investments in the second quarter of 2021.
Net financing cash outflows for the second quarter of 2021 amounted to $570 million, compared to $409 million in the prior quarter. The increase of $161 million is primarily due to the payment of the first $250 million tranche of a

BARRICK SECOND QUARTER 2021	75	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
$750 million return of capital distribution in 2021 during the current quarter, slightly offset by lower net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in Nevada Gold Mines.

Q2 2021 compared to Q2 2020
In the second quarter of 2021, we generated $639 million in operating cash flow, compared to $1,031 million in the same prior year period. The decrease of $392 million was primarily due to an unfavorable movement in working capital, mainly in other current assets and inventory, combined with higher cash taxes paid. Operating cash flow was further adversely impacted by lower gold and copper sales volumes and higher total cash costs/C1 cash costs per ounce/pound1, although this was more than offset by higher realized gold and copper prices1.
Cash outflows from investing activities in the second quarter of 2021 were $603 million compared to $264 million in the same prior year period. The increase of $339 million was primarily due to net investment sales inflow, related to the sale of shares in Shandong Gold in the same prior year period. This was combined with higher capital expenditures, namely the Pueblo Viejo expansion project and the development of Gounkoto underground, in the current quarter.
Net financing cash outflows for the second quarter of 2021 amounted to $570 million, compared to $348 million in the same prior year period. The increase of $222 million is primarily due to the payment of the first $250 million tranche of a $750 million return of capital distribution in 2021 during the current quarter.

YTD 2021 compared to YTD 2020
For the six month period ended June 30, 2021, we generated $1,941 million in operating cash flow, compared to $1,920 million in the same prior year period. The increase of $21 million was primarily due to higher realized gold and copper prices1, partially offset by lower gold sales volumes, higher total cash costs per ounce1 and higher cash taxes paid.
Cash outflows from investing activities for the six month period ended June 30, 2021 were $1,011 million compared to $427 million in the same prior year period. The increase of $584 million was primarily due to cash proceeds of $256 million relating to the sale of Massawa as well as net investment sales of $206 million mainly from the sale of shares in Shandong Gold, both occurring in the same prior year period. This was combined with higher capital expenditures, namely the Pueblo Viejo expansion project and the development of Gounkoto underground, partially offset by higher dividends received from equity method investments in the current year period.
Net financing cash outflows for the six month period ended June 30, 2021 amounted to $979 million, compared to $1,057 million in the same prior year period. The decrease of $78 million is primarily due to the make-whole repurchase of the outstanding $337 million of principal of our 3.85% notes due 2022 in January 2020. This was partially offset by the payment of the first $250 million tranche of a $750 million return of capital distribution in 2021 and higher dividends paid, reflecting Barrick's continued strong financial performance.

BARRICK SECOND QUARTER 2021	76	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Commitments and Contingencies

Litigation and Claims
We are currently subject to various litigation proceedings as disclosed in note 18 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 6/30/21
	2021	2022	2023	2024	2025	2026 and thereafter	Total
Debt[a]
Repayment of principal	0	0	0	0	12	5,097	5,109
Capital leases	8	13	10	5	4	28	68
Interest	154	308	307	306	306	4,141	5,522
Provisions for environmental rehabilitation[b]	231	157	159	142	156	2,068	2,913
Restricted share units	6	20	4	0	0	0	30
Pension benefits and other post-retirement benefits	3	4	4	4	4	37	56
Minimum royalty payments[c]	0	1	1	1	1	1	5
Purchase obligations for supplies and consumables[d]	509	238	155	123	120	510	1,655
Capital commitments[e]	168	18	0	0	0	0	186
Social development costs[f]	10	9	6	5	5	54	89
Other obligations[g]	0	5	11	11	11	322	360
Total	1,089	773	657	597	619	12,258	15,993
a.Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2021. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
b.Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.Minimum royalty payments are related to continuing operations and are presented net of recoverable amounts.
d.Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
e.Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
f.Social development costs - Includes a commitment of $14 million in 2026 and thereafter related to the funding of a power transmission line in Argentina.
g.Other obligations - Relates to the Pueblo Viejo JV partner shareholder loan and the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp.

BARRICK SECOND QUARTER 2021	77	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Review of Quarterly Results

Quarterly Informationa

($ millions, except where indicated)	2021	2021	2020	2020	2020	2020	2019	2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	2,893	2,956	3,279	3,540	3,055	2,721	2,883	2,678
Realized price per ounce – gold[b]	1,820	1,777	1,871	1,926	1,725	1,589	1,483	1,476
Realized price per pound – copper[b]	4.57	4.12	3.39	3.28	2.79	2.23	2.76	2.55
Cost of sales	1,704	1,712	1,814	1,927	1,900	1,776	1,987	1,889
Net earnings (loss)	411	538	685	882	357	400	1,387	2,277
Per share (dollars)[c]	0.23	0.30	0.39	0.50	0.20	0.22	0.78	1.30
Adjusted net earnings[b]	513	507	616	726	415	285	300	264
Per share (dollars)[b,c]	0.29	0.29	0.35	0.41	0.23	0.16	0.17	0.15
Operating cash flow	639	1,302	1,638	1,859	1,031	889	875	1,004
Consolidated capital expenditures[d]	658	539	546	548	509	451	446	502
Free cash flow[b]	(19)	763	1,092	1,311	522	438	429	502
a.Sum of all the quarters may not add up to the annual total due to rounding.
b.Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.
c.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This combined with rising gold and copper prices has resulted in stronger operating cash flows. The positive free cash flow1 generated, together with the proceeds from various divestitures, have allowed us to continue to strengthen our balance sheet over the past two years and to increase returns to shareholders.
These same fundamentals have also driven the higher net earnings in recent quarters. Net earnings has also been impacted by the following items in each quarter which have been excluded from adjusted net earnings1. In the first quarter of 2020, we recorded a net impairment reversal of $115 million (net of tax effects), resulting from the agreement with the Government of Tanzania being signed and made effective in that quarter. In the fourth quarter of 2019, we recorded $22 million (net of tax and non-controlling interests) of net impairment charges, mainly relating to a charge at Pascua-Lama of $296 million (no tax impact), partially offset by a net impairment reversal at Pueblo Viejo of $277 million (net of taxes and non-controlling interest). We also recorded a $628 million (no tax impact) gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp., a gain of $408 million (no tax impact) resulting from the sale of our 50% interest in Kalgoorlie, and a gain of $216 million (no tax impact) on a settlement of customs duty and indirect taxes at Lumwana. In the third quarter of 2019, net earnings and cash flows were impacted by the formation of Nevada Gold Mines and the commencement of the contribution of its operations to Barrick's net earnings and cash flows. Net earnings in the third quarter of 2019 included a $1.5 billion (net of tax effects) gain on the remeasurement of Turquoise Ridge as a result of its contribution to Nevada Gold Mines and a $663 million (net of tax effects) impairment reversal at Lumwana.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2020 annual MD&A.
Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in our internal controls over financial reporting during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK SECOND QUARTER 2021	78	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit and Risk Committee of the Board of Directors, and the Audit and Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Performance Measures

Adjusted Net Earnings and Adjusted Net Earnings per
Share
Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:
■Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
■Acquisition/disposition gains/losses;
■Foreign currency translation gains/losses;
■Significant tax adjustments; and
■Tax effect and non-controlling interest of the above items.
Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not include the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2021	79	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
Net earnings attributable to equity holders of the Company	411	538	357	949	757
Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	2	(89)	23	(87)	(313)
Acquisition/disposition (gains) losses[b]	(7)	(3)	8	(10)	(52)
Loss (gain) on currency translation	7	4	2	11	18
Significant tax adjustments[c]	62	47	(7)	109	(51)
Other expense adjustments[d]	14	11	48	25	146
Tax effect and non-controlling interest[e]	24	(1)	(16)	23	195
Adjusted net earnings	513	507	415	1,020	700
Net earnings per share[f]	0.23	0.30	0.20	0.53	0.43
Adjusted net earnings per share[f]	0.29	0.29	0.23	0.57	0.39
a.For the three month period ended June 30, 2021, we recorded no significant impairment charges or reversals. Net impairment reversals for the three months ended March 31, 2021 and six months ended June 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte. For the three month period ended June 30, 2020, net impairment charges relate to miscellaneous assets. For the six months ended June 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets.
b.Acquisition/disposition gains for the six month period ended June 30, 2020 primarily relate to the gain on the sale of Massawa.
c.Significant tax adjustments for the three month period ended June 30, 2021 mainly relates to deferred tax expense as a result of tax reform measures in Argentina. For the three month period ended March 31, 2021, significant tax adjustments mainly relate to the remeasurement of deferred tax balances for changes in foreign currency rates and the recognition/derecognition of our deferred taxes in various jurisdictions. Significant tax adjustments for the six month period ended June 30, 2021 mainly relates to deferred tax expense as a result of tax reform measures in Argentina, the remeasurement of deferred tax balances for changes in foreign currency rates and the recognition/derecognition of our deferred taxes in various jurisdictions. For the six months ended June 30, 2020, significant tax adjustments primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the Government of Tanzania.
d.Other expense adjustments for all periods mainly relate to care and maintenance expenses at Porgera. The three month period ended June 30, 2020 was further impacted by Covid-19 donations. For the six month period ended June 30, 2020, other expense adjustments also relate to changes in the discount rate assumptions on our closed mine rehabilitation provision.
e.Tax effect and non-controlling interest for the six month period ended June 30, 2020 primarily relates to the net impairment reversals related to long-lived assets.
f.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow
Free cash flow is a measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.
Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
Net cash provided by operating activities	639	1,302	1,031	1,941	1,920
Capital expenditures	(658)	(539)	(509)	(1,197)	(960)
Free cash flow	(19)	763	522	744	960

BARRICK SECOND QUARTER 2021	80	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.
Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.
All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.
We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.
Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.
In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.
C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK SECOND QUARTER 2021	81	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the six months ended
	Footnote	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
Cost of sales applicable to gold production		1,561	1,571	1,740	3,132	3,383
Depreciation		(448)	(454)	(498)	(902)	(972)
Cash cost of sales applicable to equity method investments		55	59	62	114	114
By-product credits		(70)	(59)	(59)	(129)	(88)
Realized (gains) losses on hedge and non-hedge derivatives	a	0	0	1	0	1
Non-recurring items	b	0	0	0	0	0
Other	c	(22)	(33)	(26)	(55)	(53)
Non-controlling interests	d	(294)	(302)	(336)	(596)	(652)
Total cash costs		782	782	884	1,564	1,733
General & administrative costs		47	38	71	85	111
Minesite exploration and evaluation costs	e	16	16	23	32	38
Minesite sustaining capital expenditures	f	452	405	420	857	790
Sustaining leases		6	13	10	19	10
Rehabilitation - accretion and amortization (operating sites)	g	13	11	12	24	26
Non-controlling interest, copper operations and other	h	(151)	(154)	(158)	(305)	(283)
All-in sustaining costs		1,165	1,111	1,262	2,276	2,425
Project exploration and evaluation and project costs	e	61	45	55	106	111
Community relations costs not related to current operations		0	0	0	0	1
Project capital expenditures	f	203	131	85	334	161
Non-sustaining leases		0	0	0	0	0
Rehabilitation - accretion and amortization (non-operating sites)	g	4	3	4	7	6
Non-controlling interest and copper operations and other	h	(74)	(42)	(36)	(116)	(53)
All-in costs		1,359	1,248	1,370	2,607	2,651
Ounces sold - equity basis (000s ounces)	i	1,070	1,093	1,224	2,163	2,444
Cost of sales per ounce	j,k	1,107	1,073	1,075	1,090	1,048
Total cash costs per ounce	k	729	716	716	723	704
Total cash costs per ounce (on a co-product basis)	k,l	766	746	747	757	726
All-in sustaining costs per ounce	k	1,087	1,018	1,031	1,052	993
All-in sustaining costs per ounce (on a co-product basis)	k,l	1,124	1,048	1,062	1,086	1,015
All-in costs per ounce	k	1,269	1,144	1,118	1,206	1,085
All-in costs per ounce (on a co-product basis)	k,l	1,306	1,174	1,149	1,240	1,107

a.Realized (gains) losses on hedge and non-hedge derivatives
Includes realized hedge losses of $nil and $nil, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $nil and June 30, 2020: $nil and $nil, respectively), and realized non-hedge losses of $nil and $nil, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $nil and June 30, 2020: losses of $1 million and $1 million, respectively).

b.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.Other
Other adjustments for the three and six month periods ended June 30, 2021 include the removal of total cash costs and by-product credits associated with Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight and Morila up until its divestiture in November 2020, which all are producing incidental ounces, of $14 million and $38 million, respectively (March 31, 2021: $24 million; June 30, 2020: $26 million and $51 million, respectively).

d.Non-controlling interests
Non-controlling interests include non-controlling interests related to gold production of $453 million and $915 million, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $462 million and June 30, 2020: $495 million and $961 million, respectively). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, Buzwagi. Refer to Note 5 to the Financial Statements for further information.

e.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 71 of this MD&A.

BARRICK SECOND QUARTER 2021	82	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
f.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the development of the Gounkoto underground. Refer to page 70 of this MD&A.

g.Rehabilitation—accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.Non-controlling interest and copper operations
Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight and Morila up until its divestiture in November 2020. The impact is summarized as the following:

($ millions)	For the three months ended			For the six months ended
Non-controlling interest, copper operations and other	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
General & administrative costs	(7)	(6)	(8)	(13)	(14)
Minesite exploration and evaluation expenses	(3)	(7)	(8)	(10)	(11)
Rehabilitation - accretion and amortization (operating sites)	(4)	(3)	(4)	(7)	(8)
Minesite sustaining capital expenditures	(137)	(138)	(138)	(275)	(250)
All-in sustaining costs total	(151)	(154)	(158)	(305)	(283)
Project exploration and evaluation and project costs	(8)	(1)	(9)	(9)	(12)
Project capital expenditures	(66)	(41)	(27)	(107)	(41)
All-in costs total	(74)	(42)	(36)	(116)	(53)

i.Ounces sold - equity basis
Figures remove the impact of: Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight, and Morila up until its divestiture in November 2020, which are producing incidental ounces.

j.Cost of sales per ounce
Figures remove the cost of sales impact of: Pierina of $2 million and $7 million, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $5 million and June 30, 2020: $4 million and $10 million, respectively); Golden Sunlight of $nil and $nil, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $nil and June 30, 2020: $nil and $nil, respectively); up until its divestiture in November of 2020, Morila, of $nil and $nil, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $nil and June 30, 2020: $8 million and $14 million, respectively); and up until its divestiture in June 2021, Lagunas Norte of $14 million and $37 million, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $23 million and June 30, 2020: $23 million and $43 million, respectively), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).

k.Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.Co-product costs per ounce
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended			For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
By-product credits	70	59	59	129	88
Non-controlling interest	(30)	(26)	(22)	(56)	(37)
By-product credits (net of non-controlling interest)	40	33	37	73	51

BARRICK SECOND QUARTER 2021	83	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating site

($ millions, except per ounce information in dollars)					For the three months ended 6/30/21
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		326	209	146	52	84	817	67	884
Depreciation		(59)	(66)	(48)	(39)	(22)	(234)	(12)	(246)
By-product credits		(1)	0	(1)	0	(50)	(52)	0	(52)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0	0
Non-controlling interests		(102)	(55)	(38)	(5)	(4)	(204)	0	(204)
Total cash costs		164	88	59	8	8	327	55	382
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	7	2	0	1	0	10	0	10
Minesite sustaining capital expenditures	f	134	37	20	0	5	202	25	227
Sustaining capital leases		0	0	0	0	1	1	1	2
Rehabilitation - accretion and amortization (operating sites)	g	3	3	0	1	1	8	0	8
Non-controlling interests		(56)	(17)	(8)	(1)	(3)	(88)	0	(88)
All-in sustaining costs		252	113	71	9	12	460	81	541
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	22	13	0	0	41	0	41
Non-controlling interests		0	(8)	(4)	0	0	(14)	0	(14)
All-in costs		252	127	80	9	12	487	81	568
Ounces sold - equity basis (000s ounces)		192	110	79	46	28	455	42	497
Cost of sales per ounce	h,i	1,043	1,167	1,131	691	1,864	1,111	1,603	1,152
Total cash costs per ounce	i	852	793	752	168	279	717	1,314	767
Total cash costs per ounce (on a co-product basis)	i,j	855	797	759	168	1,389	788	1,320	832
All-in sustaining costs per ounce	i	1,310	1,029	904	191	401	1,014	1,937	1,092
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,313	1,033	911	191	1,511	1,085	1,943	1,157
All-in costs per ounce	i	1,310	1,156	1,007	191	401	1,074	1,937	1,147
All-in costs per ounce (on a co-product basis)	i,j	1,313	1,160	1,014	191	1,511	1,145	1,943	1,212

BARRICK SECOND QUARTER 2021	84	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the three months ended 6/30/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		177	60	237
Depreciation		(55)	(20)	(75)
By-product credits		(18)	(3)	(21)
Non-recurring items	d	0	0	0
Other		0	0	0
Non-controlling interests		(41)	0	(41)
Total cash costs		63	37	100
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	1	0	1
Minesite sustaining capital expenditures	f	35	44	79
Sustaining capital leases		0	0	0
Rehabilitation - accretion and amortization (operating sites)	g	2	1	3
Non-controlling interests		(16)	0	(16)
All-in sustaining costs		85	82	167
Project exploration and evaluation and project costs	e	0	0	0
Project capital expenditures	f	107	0	107
Non-controlling interests		(43)	0	(43)
All-in costs		149	82	231
Ounces sold - equity basis (000s ounces)		118	48	166
Cost of sales per ounce	h,i	904	1,231	1,024
Total cash costs per ounce	i	533	774	603
Total cash costs per ounce (on a co-product basis)	i,j	621	826	681
All-in sustaining costs per ounce	i	723	1,698	1,000
All-in sustaining costs per ounce (on a co-product basis)	i,j	811	1,750	1,078
All-in costs per ounce	i	1,268	1,698	1,388
All-in costs per ounce (on a co-product basis)	i,j	1,356	1,750	1,466

BARRICK SECOND QUARTER 2021	85	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 6/30/21
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi	Africa & Middle East
Cost of sales applicable to gold production		179	96	77	78	51	28	509
Depreciation		(69)	(36)	(12)	(21)	(13)	(1)	(152)
By-product credits		0	(1)	(1)	0	(4)	(1)	(7)
Non-recurring items	d	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0
Non-controlling interests		(22)	0	(9)	(6)	(6)	(3)	(46)
Total cash costs		88	59	55	51	28	23	304
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	5	1	0	1	0	0	7
Minesite sustaining capital expenditures	f	77	20	9	4	5	0	115
Sustaining capital leases		1	2	0	1	0	0	4
Rehabilitation - accretion and amortization (operating sites)	g	1	1	1	0	1	0	4
Non-controlling interests		(17)	0	(2)	(1)	0	0	(20)
All-in sustaining costs		155	83	63	56	34	23	414
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0
Project capital expenditures	f	16	1	7	0	16	0	40
Non-controlling interests		(3)	0	(1)	0	(3)	0	(7)
All-in costs		168	84	69	56	47	23	447
Ounces sold - equity basis (000s ounces)		145	93	66	49	36	18	407
Cost of sales per ounce	h,i	993	1,038	975	1,446	1,164	1,315	1,084
Total cash costs per ounce	i	610	645	816	1,045	776	1,244	747
Total cash costs per ounce (on a co-product basis)	i,j	610	650	822	1,047	865	1,255	758
All-in sustaining costs per ounce	i	1,073	894	952	1,162	916	1,242	1,017
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,073	899	958	1,164	1,005	1,253	1,028
All-in costs per ounce	i	1,160	900	1,033	1,162	1,270	1,242	1,094
All-in costs per ounce (on a co-product basis)	i,j	1,160	905	1,039	1,164	1,359	1,253	1,105

BARRICK SECOND QUARTER 2021	86	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 3/31/21
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		356	207	151	32	80	826	76	902
Depreciation		(68)	(64)	(51)	(27)	(20)	(230)	(13)	(243)
By-product credits		(1)	(1)	(3)	0	(46)	(51)	0	(51)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0	0
Non-controlling interests		(110)	(55)	(37)	(2)	(6)	(210)	0	(210)
Total cash costs		177	87	60	3	8	335	63	398
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	3	1	0	1	0	5	1	6
Minesite sustaining capital expenditures	f	100	54	14	3	6	185	22	207
Sustaining capital leases		0	0	0	0	0	1	0	1
Rehabilitation - accretion and amortization (operating sites)	g	2	2	0	0	0	4	1	5
Non-controlling interests		(41)	(22)	(5)	(1)	(2)	(74)	0	(74)
All-in sustaining costs		241	122	69	6	12	456	87	543
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	17	19	0	0	36	0	36
Non-controlling interests		0	(7)	(8)	0	0	(15)	0	(15)
All-in costs		241	132	80	6	12	477	87	564
Ounces sold - equity basis (000s ounces)		231	102	92	39	24	488	47	535
Cost of sales per ounce	h,i	950	1,251	1,007	511	2,051	1,047	1,610	1,097
Total cash costs per ounce	i	766	860	647	79	346	686	1,324	742
Total cash costs per ounce (on a co-product basis)	i,j	768	863	665	79	1,534	749	1,329	800
All-in sustaining costs per ounce	i	1,045	1,203	741	156	530	932	1,840	1,013
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,047	1,206	759	156	1,718	995	1,845	1,071
All-in costs per ounce	i	1,045	1,303	866	156	530	974	1,838	1,051
All-in costs per ounce (on a co-product basis)	i,j	1,047	1,306	884	156	1,718	1,037	1,843	1,109

BARRICK SECOND QUARTER 2021	87	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the three months ended 3/31/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		191	35	226
Depreciation		(61)	(11)	(72)
By-product credits		(12)	(1)	(13)
Non-recurring items	d	0	0	0
Other		0	0	0
Non-controlling interests		(47)	0	(47)
Total cash costs		71	23	94
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	0	0	0
Minesite sustaining capital expenditures	f	40	41	81
Sustaining capital leases		0	0	0
Rehabilitation - accretion and amortization (operating sites)	g	2	0	2
Non-controlling interests		(16)	0	(16)
All-in sustaining costs		97	64	161
Project exploration and evaluation and project costs	e	0	0	0
Project capital expenditures	f	58	0	58
Non-controlling interests		(23)	0	(23)
All-in costs		132	64	196
Ounces sold - equity basis (000s ounces)		141	31	172
Cost of sales per ounce	h,i	816	1,151	903
Total cash costs per ounce	i	507	736	548
Total cash costs per ounce (on a co-product basis)	i,j	553	782	594
All-in sustaining costs per ounce	i	689	2,104	954
All-in sustaining costs per ounce (on a co-product basis)	i,j	735	2,150	1,000
All-in costs per ounce	i	936	2,104	1,157
All-in costs per ounce (on a co-product basis)	i,j	982	2,150	1,203

BARRICK SECOND QUARTER 2021	88	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 3/31/21
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi	Africa & Middle East
Cost of sales applicable to gold production		184	92	71	81	40	31	499
Depreciation		(69)	(32)	(15)	(28)	(12)	(1)	(157)
By-product credits		0	0	0	0	0	1	1
Non-recurring items	d	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0
Non-controlling interests		(23)	0	(10)	(5)	(4)	(6)	(48)
Total cash costs		92	60	46	48	24	25	295
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	4	0	0	1	0	0	5
Minesite sustaining capital expenditures	f	53	11	12	2	3	0	81
Sustaining capital leases		1	3	0	0	0	0	4
Rehabilitation - accretion and amortization (operating sites)	g	1	0	2	0	0	0	3
Non-controlling interests		(12)	0	(2)	0	(1)	0	(15)
All-in sustaining costs		139	74	58	51	26	25	373
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0
Project capital expenditures	f	15	0	6	0	10	0	31
Non-controlling interests		(3)	0	(1)	0	(1)	0	(5)
All-in costs		151	74	63	51	35	25	399
Ounces sold - equity basis (000s ounces)		151	86	56	48	28	17	386
Cost of sales per ounce	h,i	974	1,065	1,061	1,510	1,211	1,486	1,114
Total cash costs per ounce	i	608	691	832	995	865	1,450	763
Total cash costs per ounce (on a co-product basis)	i,j	608	695	839	996	861	1,420	763
All-in sustaining costs per ounce	i	920	856	1,038	1,062	957	1,467	968
All-in sustaining costs per ounce (on a co-product basis)	i,j	920	860	1,045	1,063	953	1,437	969
All-in costs per ounce	i	1,000	862	1,134	1,062	1,275	1,467	1,037
All-in costs per ounce (on a co-product basis)	i,j	1,000	866	1,141	1,063	1,271	1,437	1,038

BARRICK SECOND QUARTER 2021	89	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 6/30/20
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		395	187	136	63	108	889	68	957
Depreciation		(70)	(56)	(40)	(44)	(27)	(237)	(10)	(247)
By-product credits		(1)	0	0	0	(36)	(37)	0	(37)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0	0
Non-controlling interests		(125)	(51)	(37)	(7)	(18)	(238)	0	(238)
Total cash costs		199	80	59	12	27	377	58	435
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	7	3	4	3	1	18	0	18
Minesite sustaining capital expenditures	f	97	67	5	5	13	193	19	212
Sustaining capital leases		0	0	0	0	0	0	0	0
Rehabilitation - accretion and amortization (operating sites)	g	2	3	0	1	0	6	1	7
Non-controlling interests		(41)	(28)	(4)	(3)	(5)	(87)	0	(87)
All-in sustaining costs		264	125	64	18	36	507	78	585
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	17	8	0	0	57	0	57
Non-controlling interests		0	(7)	(2)	0	0	(20)	0	(20)
All-in costs		264	135	70	18	36	544	78	622
Ounces sold - equity basis (000s ounces)		234	132	79	38	39	522	54	576
Cost of sales per ounce	h,i	1,037	871	1,073	1,009	1,726	1,055	1,268	1,075
Total cash costs per ounce	i	850	613	753	308	725	728	1,080	761
Total cash costs per ounce (on a co-product basis)	i,j	851	613	753	308	1,293	797	1,087	824
All-in sustaining costs per ounce	i	1,130	950	829	430	957	985	1,456	1,029
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,131	950	829	430	1,525	1,054	1,463	1,092
All-in costs per ounce	i	1,130	1,180	894	430	957	1,052	1,456	1,090
All-in costs per ounce (on a co-product basis)	i,j	1,131	1,180	894	430	1,525	1,121	1,463	1,153

BARRICK SECOND QUARTER 2021	90	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the three months ended 6/30/20
	Footnote	Pueblo Viejo	Veladero	Porgera[k]	Latin America & Asia Pacific
Cost of sales applicable to gold production		178	43	26	247
Depreciation		(54)	(13)	(6)	(73)
By-product credits		(13)	(1)	(1)	(15)
Non-recurring items	d	0	0	0	0
Other		0	0	0	0
Non-controlling interests		(44)	0	0	(44)
Total cash costs		67	29	19	115
General & administrative costs		0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0
Minesite sustaining capital expenditures	f	26	20	2	48
Sustaining capital leases		0	1	1	2
Rehabilitation - accretion and amortization (operating sites)	g	2	1	0	3
Non-controlling interests		(11)	0	0	(11)
All-in sustaining costs		84	51	22	157
Project exploration and evaluation and project costs	e	0	0	0	0
Project capital expenditures	f	9	0	0	9
Non-controlling interests		(3)	0	0	(3)
All-in costs		90	51	22	163
Ounces sold - equity basis (000s ounces)		115	35	24	174
Cost of sales per ounce	h,i	935	1,228	1,141	1,023
Total cash costs per ounce	i	579	801	875	664
Total cash costs per ounce (on a co-product basis)	i,j	649	840	884	743
All-in sustaining costs per ounce	i	720	1,383	1,046	900
All-in sustaining costs per ounce (on a co-product basis)	i,j	790	1,422	1,055	979
All-in costs per ounce	i	763	1,383	1,046	929
All-in costs per ounce (on a co-product basis)	i,j	833	1,422	1,055	1,008

BARRICK SECOND QUARTER 2021	91	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 6/30/20
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi	Africa & Middle East
Cost of sales applicable to gold production		200	101	84	96	60	61	602
Depreciation		(74)	(42)	(25)	(45)	(23)	(2)	(211)
By-product credits		0	(1)	0	0	(4)	(9)	(14)
Non-recurring items	d	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0
Non-controlling interests		(25)	0	(9)	(5)	(5)	(8)	(52)
Total cash costs		101	58	50	46	28	42	325
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	4	1	0	1	0	0	6
Minesite sustaining capital expenditures	f	70	9	34	3	3	1	120
Sustaining capital leases		2	2	0	1	0	1	6
Rehabilitation - accretion and amortization (operating sites)	g	1	1	1	0	0	0	3
Non-controlling interests		(16)	0	(6)	(1)	(1)	0	(24)
All-in sustaining costs		162	71	79	50	30	44	436
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0
Project capital expenditures	f	0	1	2	0	7	0	10
Non-controlling interests		0	0	(1)	0	(1)	0	(2)
All-in costs		162	72	80	50	36	44	444
Ounces sold - equity basis (000s ounces)		157	96	67	68	30	56	474
Cost of sales per ounce	h,i	1,012	1,067	1,040	1,275	1,658	909	1,094
Total cash costs per ounce	i	639	617	724	688	950	751	687
Total cash costs per ounce (on a co-product basis)	i,j	639	620	730	689	1,030	865	711
All-in sustaining costs per ounce	i	1,030	739	1,166	745	1,014	770	919
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,030	742	1,172	746	1,094	884	943
All-in costs per ounce	i	1,030	750	1,195	745	1,214	770	938
All-in costs per ounce (on a co-product basis)	i,j	1,030	753	1,201	746	1,294	884	962

BARRICK SECOND QUARTER 2021	92	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the six months ended 6/30/21
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		682	416	297	84	164	1,643	143	1,786
Depreciation		(127)	(130)	(99)	(66)	(42)	(464)	(25)	(489)
By-product credits		(2)	(1)	(4)	0	(96)	(103)	0	(103)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0	0
Non-controlling interests		(212)	(110)	(75)	(7)	(10)	(414)	0	(414)
Total cash costs		341	175	119	11	16	662	118	780
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	10	5	0	2	0	17	1	18
Minesite sustaining capital expenditures	f	234	91	34	3	11	387	47	434
Sustaining capital leases		0	0	0	0	1	2	1	3
Rehabilitation - accretion and amortization (operating sites)	g	5	5	0	1	1	12	1	13
Non-controlling interests		(97)	(41)	(13)	(2)	(5)	(164)	0	(164)
All-in sustaining costs		493	235	140	15	24	916	168	1,084
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	39	32	0	0	77	0	77
Non-controlling interests		0	(15)	(12)	0	0	(29)	0	(29)
All-in costs		493	259	160	15	24	964	168	1,132
Ounces sold - equity basis (000s ounces)		423	212	171	85	52	943	89	1,032
Cost of sales per ounce	h,i	993	1,207	1,065	609	1,951	1,078	1,607	1,124
Total cash costs per ounce	i	805	825	696	128	310	701	1,319	754
Total cash costs per ounce (on a co-product basis)	i,j	807	829	709	128	1,456	768	1,324	816
All-in sustaining costs per ounce	i	1,166	1,112	816	175	461	972	1,885	1,051
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,168	1,116	829	175	1,607	1,039	1,890	1,113
All-in costs per ounce	i	1,166	1,227	931	175	461	1,023	1,885	1,097
All-in costs per ounce (on a co-product basis)	i,j	1,168	1,231	944	175	1,607	1,090	1,890	1,159

BARRICK SECOND QUARTER 2021	93	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the six months ended 6/30/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		368	95	463
Depreciation		(116)	(31)	(147)
By-product credits		(30)	(4)	(34)
Non-recurring items	d	0	0	0
Other		0	0	0
Non-controlling interests		(88)	0	(88)
Total cash costs		134	60	194
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	2	0	2
Minesite sustaining capital expenditures	f	75	85	160
Sustaining capital leases		0	0	0
Rehabilitation - accretion and amortization (operating sites)	g	4	1	5
Non-controlling interests		(33)	0	(33)
All-in sustaining costs		182	146	328
Project exploration and evaluation and project costs	e	0	0	0
Project capital expenditures	f	165	0	165
Non-controlling interests		(66)	0	(66)
All-in costs		281	146	427
Ounces sold - equity basis (000s ounces)		259	79	338
Cost of sales per ounce	h,i	856	1,200	963
Total cash costs per ounce	i	519	759	575
Total cash costs per ounce (on a co-product basis)	i,j	584	808	636
All-in sustaining costs per ounce	i	704	1,857	977
All-in sustaining costs per ounce (on a co-product basis)	i,j	769	1,906	1,038
All-in costs per ounce	i	1,087	1,857	1,270
All-in costs per ounce (on a co-product basis)	i,j	1,152	1,906	1,331

BARRICK SECOND QUARTER 2021	94	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the six months ended 6/30/21
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi	Africa & Middle East
Cost of sales applicable to gold production		363	188	148	159	91	59	1,008
Depreciation		(138)	(68)	(27)	(49)	(25)	(2)	(309)
By-product credits		0	(1)	(1)	0	(4)	0	(6)
Non-recurring items	d	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0
Non-controlling interests		(45)	0	(19)	(11)	(10)	(9)	(94)
Total cash costs		180	119	101	99	52	48	599
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	9	1	0	2	0	0	12
Minesite sustaining capital expenditures	f	130	31	21	6	8	0	196
Sustaining capital leases		2	5	0	1	0	0	8
Rehabilitation - accretion and amortization (operating sites)	g	2	1	3	0	1	0	7
Non-controlling interests		(29)	0	(4)	(1)	(1)	0	(35)
All-in sustaining costs		294	157	121	107	60	48	787
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0
Project capital expenditures	f	31	1	13	0	26	0	71
Non-controlling interests		(6)	0	(2)	0	(4)	0	(12)
All-in costs		319	158	132	107	82	48	846
Ounces sold - equity basis (000s ounces)		296	179	122	97	64	35	793
Cost of sales per ounce	h,i	984	1,051	1,014	1,478	1,184	1,398	1,099
Total cash costs per ounce	i	609	667	823	1,020	814	1,345	755
Total cash costs per ounce (on a co-product basis)	i,j	609	671	830	1,021	863	1,336	761
All-in sustaining costs per ounce	i	995	876	992	1,112	934	1,351	993
All-in sustaining costs per ounce (on a co-product basis)	i,j	995	880	999	1,113	983	1,342	999
All-in costs per ounce	i	1,078	882	1,079	1,112	1,272	1,351	1,066
All-in costs per ounce (on a co-product basis)	i,j	1,078	886	1,086	1,113	1,321	1,342	1,072

BARRICK SECOND QUARTER 2021	95	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the six months ended 6/30/20
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		799	369	283	108	186	1,745	133	1,878
Depreciation		(150)	(110)	(91)	(74)	(49)	(474)	(20)	(494)
By-product credits		(1)	0	(1)	0	(56)	(58)	0	(58)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0	0
Non-controlling interests		(250)	(100)	(74)	(13)	(32)	(469)	0	(469)
Total cash costs		398	159	117	21	49	744	113	857
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	10	5	5	4	1	25	0	25
Minesite sustaining capital expenditures	f	188	143	23	13	20	402	38	440
Sustaining capital leases		0	0	0	0	0	0	0	0
Rehabilitation - accretion and amortization (operating sites)	g	4	7	0	1	1	13	1	14
Non-controlling interests		(78)	(60)	(11)	(7)	(8)	(170)	0	(170)
All-in sustaining costs		522	254	134	32	63	1,014	152	1,166
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	70	22	0	0	91	0	91
Non-controlling interests		0	(27)	(8)	0	0	(33)	0	(33)
All-in costs		522	297	148	32	63	1,072	152	1,224
Ounces sold - equity basis (000s ounces)		490	260	166	65	69	1,050	112	1,162
Cost of sales per ounce	h,i	1,002	873	1,051	1,016	1,663	1,027	1,191	1,043
Total cash costs per ounce	i	812	614	708	323	730	709	1,010	738
Total cash costs per ounce (on a co-product basis)	i,j	813	614	710	324	1,225	763	1,014	789
All-in sustaining costs per ounce	i	1,066	979	817	484	938	968	1,365	1,006
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,067	979	819	485	1,433	1,022	1,369	1,057
All-in costs per ounce	i	1,066	1,147	899	484	938	1,022	1,368	1,056
All-in costs per ounce (on a co-product basis)	i,j	1,067	1,147	901	485	1,433	1,076	1,372	1,107

BARRICK SECOND QUARTER 2021	96	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the six months ended 6/30/20
	Footnote	Pueblo Viejo	Veladero	Porgera[k]	Latin America & Asia Pacific
Cost of sales applicable to gold production		363	110	96	569
Depreciation		(107)	(35)	(16)	(158)
By-product credits		(25)	(2)	(1)	(28)
Non-recurring items	d	0	0	0	0
Other		0	0	0	0
Non-controlling interests		(92)	0	0	(92)
Total cash costs		139	73	79	291
General & administrative costs		0	0	0	0
Minesite exploration and evaluation costs	e	0	0	1	1
Minesite sustaining capital expenditures	f	54	45	10	109
Sustaining capital leases		0	1	2	3
Rehabilitation - accretion and amortization (operating sites)	g	3	2	0	5
Non-controlling interests		(23)	0	0	(23)
All-in sustaining costs		173	121	92	386
Project exploration and evaluation and project costs	e	2	0	0	2
Project capital expenditures	f	9	15	0	24
Non-controlling interests		(4)	0	0	(4)
All-in costs		180	136	92	408
Ounces sold - equity basis (000s ounces)		259	92	87	438
Cost of sales per ounce	h,i	842	1,200	1,109	970
Total cash costs per ounce	i	536	793	923	667
Total cash costs per ounce (on a co-product basis)	i,j	592	813	929	729
All-in sustaining costs per ounce	i	668	1,311	1,077	884
All-in sustaining costs per ounce (on a co-product basis)	i,j	724	1,331	1,083	946
All-in costs per ounce	i	692	1,477	1,077	932
All-in costs per ounce (on a co-product basis)	i,j	748	1,497	1,083	994

BARRICK SECOND QUARTER 2021	97	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the six months ended 6/30/20
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi	Africa & Middle East
Cost of sales applicable to gold production		353	194	163	185	74	100	1,069
Depreciation		(133)	(83)	(50)	(84)	(31)	(5)	(386)
By-product credits		0	(1)	(1)	0	(4)	(9)	(15)
Non-recurring items	d	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0
Non-controlling interests		(44)	0	(18)	(10)	(6)	(14)	(92)
Total cash costs		176	110	94	91	33	72	576
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	6	2	0	2	0	0	10
Minesite sustaining capital expenditures	f	109	24	48	4	4	1	190
Sustaining capital leases		2	2	0	1	0	1	6
Rehabilitation - accretion and amortization (operating sites)	g	2	1	2	0	0	0	5
Non-controlling interests		(24)	0	(8)	(1)	(1)	0	(34)
All-in sustaining costs		271	139	136	97	36	74	753
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0
Project capital expenditures	f	0	1	4	0	8	0	13
Non-controlling interests		0	0	(1)	0	(1)	0	(2)
All-in costs		271	140	139	97	43	74	764
Ounces sold - equity basis (000s ounces)		280	184	137	126	37	80	844
Cost of sales per ounce	h,i	1,007	1,057	999	1,318	1,663	1,048	1,096
Total cash costs per ounce	i	628	600	684	722	899	909	684
Total cash costs per ounce (on a co-product basis)	i,j	628	603	691	723	968	991	699
All-in sustaining costs per ounce	i	968	755	987	765	993	926	892
All-in sustaining costs per ounce (on a co-product basis)	i,j	968	758	994	766	1,062	1,008	907
All-in costs per ounce	i	969	760	1,013	765	1,180	926	906
All-in costs per ounce (on a co-product basis)	i,j	969	763	1,020	766	1,249	1,008	921

a.Included within our 61.5% interest in Carlin is NGM's 60% interest in South Arturo.

b.Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.

c.These results represent our 61.5% interest in Carlin (including NGM's 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

d.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

e.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 71 of this MD&A.

f.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the development of the Gounkoto underground. Refer to page 70 of this MD&A.

g.Rehabilitation - accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.Cost of sales per ounce
Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).

i.Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2021	98	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
j.Co-product costs per ounce
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended 6/30/21
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo	Veladero
By-product credits	1	0	1	0	50	52	0	18	3
Non-controlling interest	(1)	0	(1)	0	(19)	(21)	0	(7)	0
By-product credits (net of non-controlling interest)	0	0	0	0	31	31	0	11	3

($ millions)	For the three months ended 6/30/21
	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi
By-product credits	0	1	1	0	4	1
Non-controlling interest	0	0	0	0	(1)	0
By-product credits (net of non-controlling interest)	0	1	1	0	3	1

($ millions)	For the three months ended 3/31/21
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo	Veladero
By-product credits	1	1	3	0	46	51	0	12	1
Non-controlling interest	0	0	(1)	0	(18)	(19)	0	(5)	0
By-product credits (net of non-controlling interest)	1	1	2	0	28	32	0	7	1

($ millions)	For the three months ended 3/31/21
	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi
By-product credits	0	0	0	0	0	(1)
Non-controlling interest	0	0	0	0	0	0
By-product credits (net of non-controlling interest)	0	0	0	0	0	(1)

($ millions)		For the three months ended 6/30/2020
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo	Veladero
By-product credits	1	0	0	0	36	37	0	13	1
Non-controlling interest	0	0	0	0	(13)	(13)	0	(6)	0
By-product credits (net of non-controlling interest)	1	0	0	0	23	24	0	7	1

($ millions)		For the three months ended 6/30/2020
	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi
By-product credits	0	1	0	0	4	9
Non-controlling interest	0	0	0	0	(1)	(1)
By-product credits (net of non-controlling interest)	0	1	0	0	3	8

($ millions)	For the six months ended 6/30/21
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo	Veladero
By-product credits	2	1	4	0	96	103	0	30	4
Non-controlling interest	(1)	0	(2)	0	(37)	(40)	0	(12)	0
By-product credits (net of non-controlling interest)	1	1	2	0	59	63	0	18	4

BARRICK SECOND QUARTER 2021	99	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)	For the six months ended 6/30/21
	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi
By-product credits	0	1	1	0	4	0
Non-controlling interest	0	0	0	0	(1)	0
By-product credits (net of non-controlling interest)	0	1	1	0	3	0

($ millions)		For the six months ended 6/30/2020
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo	Veladero
By-product credits	1	0	1	0	56	58	0	25	2
Non-controlling interest	0	0	0	0	(21)	(21)	0	(11)	0
By-product credits (net of non-controlling interest)	1	0	1	0	35	37	0	14	2

($ millions)		For the six months ended 6/30/2020
	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi
By-product credits	0	1	1	0	4	9
Non-controlling interest	0	0	0	0	(1)	(1)
By-product credits (net of non-controlling interest)	0	1	1	0	3	8

k.As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data was provided for the three and six month periods ended June 30, 2021 and the three month period ended March 31, 2021.

BARRICK SECOND QUARTER 2021	100	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended			For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
Cost of sales	137	136	153	273	277
Depreciation/amortization	(46)	(48)	(63)	(94)	(106)
Treatment and refinement charges	39	41	40	80	79
Cash cost of sales applicable to equity method investments	72	79	72	151	138
Less: royalties and production taxes[a]	(25)	(23)	(11)	(48)	(22)
By-product credits	(3)	(4)	(3)	(7)	(6)
Other	0	0	0	0	0
C1 cash costs	174	181	188	355	360
General & administrative costs	5	4	6	10	9
Rehabilitation - accretion and amortization	2	1	2	3	5
Royalties and production taxes[a]	25	23	11	48	22
Minesite exploration and evaluation costs	4	2	1	6	2
Minesite sustaining capital expenditures	48	42	52	90	84
Sustaining leases	2	2	2	4	5
All-in sustaining costs	260	255	262	516	487
Pounds sold - consolidated basis (millions pounds)	96	113	123	209	233
Cost of sales per pound[b,c]	2.43	2.11	2.08	2.26	2.03
C1 cash cost per pound[b]	1.83	1.60	1.55	1.71	1.55
All-in sustaining costs per pound[b]	2.74	2.26	2.15	2.48	2.10
a.For the three and six month periods ended June 30, 2021, royalties and production taxes include royalties of $25 million and $48 million, respectively (March 31, 2021: $23 million and June 30, 2020: $11 million and $22 million, respectively).
b.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)			For the three months ended
	6/30/21			3/31/21			6/30/20
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	68	137	26	83	136	21	78	153	24
Depreciation/amortization	(17)	(46)	(6)	(21)	(48)	(3)	(23)	(63)	(7)
Treatment and refinement charges	0	34	5	0	37	4	0	36	4
Less: royalties and production taxes[a]	0	(25)	0	0	(23)	0	0	(11)	0
By-product credits	0	0	(3)	0	0	(4)	0	0	(3)
Other	0	0	0	0	0	0	0	0	0
C1 cash costs	51	100	22	62	102	18	55	115	18
Rehabilitation - accretion and amortization	0	2	0	0	1	0	0	2	0
Royalties and production taxes[a]	0	25	0	0	23	0	0	11	0
Minesite exploration and evaluation costs	4	0	0	2	0	0	1	0	0
Minesite sustaining capital expenditures	5	43	0	2	37	3	7	39	6
Sustaining leases	1	0	1	1	1	0	2	0	0
All-in sustaining costs	61	170	23	67	164	21	65	167	24
Pounds sold - consolidated basis (millions pounds)	20	58	18	27	69	17	30	75	18
Cost of sales per pound[b,c]	3.56	2.36	1.47	3.03	1.97	1.21	2.52	2.06	1.41
C1 cash cost per pound[b]	2.68	1.72	1.27	2.25	1.48	1.06	1.79	1.55	1.14
All-in sustaining costs per pound[b]	3.15	2.92	1.39	2.47	2.37	1.22	2.09	2.27	1.41

BARRICK SECOND QUARTER 2021	101	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per pound information in dollars)			For the six months ended
	6/30/21			6/30/20
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	151	273	47	148	277	46
Depreciation/amortization	(38)	(94)	(9)	(43)	(106)	(13)
Treatment and refinement charges	0	71	9	0	70	9
Less: royalties and production taxes[a]	0	(48)	0	0	(22)	0
By-product credits	0	0	(7)	0	0	(6)
Other	0	0	0	0	0	0
C1 cash costs	113	202	40	105	219	36
Rehabilitation - accretion and amortization	0	3	0	0	5	0
Royalties and production taxes[a]	0	48	0	0	22	0
Minesite exploration and evaluation costs	6	0	0	2	0	0
Minesite sustaining capital expenditures	7	80	3	13	64	7
Sustaining leases	2	1	1	3	2	0
All-in sustaining costs	128	334	44	123	312	43
Pounds sold - consolidated basis (millions pounds)	47	127	35	60	138	35
Cost of sales per pound[b,c]	3.24	2.15	1.35	2.46	2.01	1.35
C1 cash cost per pound[b]	2.43	1.59	1.17	1.75	1.59	1.06
All-in sustaining costs per pound[b]	2.75	2.62	1.30	2.04	2.27	1.26
a.For the three and six month periods ended June 30, 2021, royalties and production taxes include royalties of $25 million and $48 million, respectively (March 31, 2021: $23 million and June 30, 2020: $11 million and $22 million, respectively).
b.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

EBITDA and Adjusted EBITDA
EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:
■Income tax expense;
■Finance costs;
■Finance income; and
■Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and income tax expense, finance costs, finance income and depreciation from equity investees. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net
Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation, including the impact incurred in our equity method accounted investments, as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.
EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

BARRICK SECOND QUARTER 2021	102	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended			For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20
Net earnings	694	830	622	1,524	1,285
Income tax expense	343	374	258	717	644
Finance costs, net[a]	76	77	74	153	162
Depreciation	500	507	566	1,007	1,090
EBITDA	1,613	1,788	1,520	3,401	3,181
Impairment charges (reversals) of long-lived assets[b]	2	(89)	23	(87)	(313)
Acquisition/disposition (gains) losses[c]	(7)	(3)	8	(10)	(52)
Loss on currency translation	7	4	2	11	18
Other expense (income) adjustments[d]	14	11	48	25	146
Income tax expense, net finance costs, and depreciation from equity investees	90	89	96	179	183
Adjusted EBITDA	1,719	1,800	1,697	3,519	3,163
a.Finance costs exclude accretion.
b.For the three month period ended June 30, 2021, we recorded no significant impairment charges or reversals. Net impairment reversals for the three months ended March 31, 2021 and six months ended June 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte. For the three month period ended June 30, 2020, net impairment charges relate to miscellaneous assets. For the six months ended June 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets.
c.Acquisition/disposition gains for the six month period ended June 30, 2020 primarily relate to the gain on the sale of Massawa.
d.Other expense adjustments for all periods mainly relate to care and maintenance expenses at Porgera. The three month period ended June 30, 2020 was further impacted by Covid-19 donations. For the six month period ended June 30, 2020, other expense adjustments also relate to changes in the discount rate assumptions on our closed mine rehabilitation provision.

Reconciliation of Income to EBITDA by operating site

($ millions)		For the three months ended 6/30/21
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	151	72	55	350	111	109	70	29	54	27
Depreciation	36	41	29	150	33	56	36	20	11	11
EBITDA	187	113	84	500	144	165	106	49	65	38

		For the three months ended 3/31/21
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	188	49	72	375	131	113	63	22	40	7
Depreciation	42	39	32	142	37	55	32	11	12	10
EBITDA	230	88	104	517	168	168	95	33	52	17

		For the three months ended 6/30/20
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	151	109	48	357	92	107	64	16	44	0
Depreciation	44	35	25	146	33	60	42	13	21	19
EBITDA	195	144	73	503	125	167	106	29	65	19

($ millions)		For the six months ended 6/30/2021
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	339	121	127	725	242	222	133	51	94	34
Depreciation	78	80	61	292	70	111	68	31	23	21
EBITDA	417	201	188	1,017	312	333	201	82	117	55

BARRICK SECOND QUARTER 2021	103	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)	For the six months ended 6/30/2020
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	304	198	95	673	194	175	112	40	93	(11)
Depreciation	93	68	56	292	65	107	83	35	42	26
EBITDA	397	266	151	965	259	282	195	75	135	15
a.Included within our 61.5% interest in Carlin is NGM's 60% interest in South Arturo.
b.Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
c.These results represent our 61.5% interest in Carlin (including NGM's 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

Realized Price
Realized price is a non-GAAP financial measure which excludes from sales:
■Unrealized gains and losses on non-hedge derivative contracts;
■Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
■Sales attributable to ore purchase arrangements;
■Treatment and refining charges; and
■Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.
The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
	For the three months ended						For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20	6/30/21	6/30/20
Sales	2,589	2,641	2,812	234	256	184	5,230	5,405	490	283
Sales applicable to non-controlling interests	(779)	(814)	(822)	0	0	0	(1,593)	(1,592)	0	0
Sales applicable to equity method investments[a,b]	168	154	172	161	170	120	322	319	331	227
Sales applicable to sites in closure or care and maintenance[c]	(28)	(41)	(53)	0	0	0	(69)	(99)	0	0
Treatment and refinement charges	0	0	2	39	41	40	0	2	80	79
Other[d]	0	0	0	0	0	0	0	15	0	0
Revenues – as adjusted	1,950	1,940	2,111	434	467	344	3,890	4,050	901	589
Ounces/pounds sold (000s ounces/millions pounds)[c]	1,070	1,093	1,224	96	113	123	2,163	2,444	209	233
Realized gold/copper price per ounce/pound[e]	1,820	1,777	1,725	4.57	4.12	2.79	1,798	1,657	4.32	2.53
a.Represents sales of $169 million and $323 million, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $154 million and June 30, 2020: $164 million and $304 million, respectively) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $87 million and $196 million, respectively, for the three and six months ended June 30, 2021 (March 31, 2021: $109 million and June 30, 2020: $78 million and $150 million, respectively) applicable to our 50% equity method investment in Zaldívar and $79 million and $144 million, respectively (March 31, 2021: $65 million and June 30, 2020: $46 million and $86 million, respectively) applicable to our 50% equity method investment in Jabal Sayid for copper.
b.Sales applicable to equity method investments are net of treatment and refinement charges.
c.Figures exclude: Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight, and Morila up until its divestiture in November 2020 from the calculation of realized price per ounce. These assets are producing incidental ounces.
d.Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f of the 2020 Annual Financial Statements for more information.
e.Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2021	104	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2020.

Endnotes

1These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 79 to 104 of this MD&A.

2Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

3Total reportable incident frequency rate ("TRIFR") is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate ("LTIFR") is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

4Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

5A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

6See the Technical Report on the Turquoise Ridge complex, dated March 25, 2020, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 25, 2020.

7See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

8Pascua - Lama Significant Interceptsa

Drill Results from Q2 2021
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Ag (g/t)	Cu (%)
			224-241	17.0	0.55	8.30	0.79
DDH-LAM-21-01	120	(70)	295-310.8	15.8	0.36	2.74	0.46
			91.8-188	96.2	0.68	7.75	0.66
			including	12.0	2.10	28.43	1.00
DDH-LAM-21-02	120	(70)	including	28.0	1.26	15.19	0.9
a.All significant intercepts reported at 0.25 g/t Au. Internal dilution of no more than 10 consecutive meters below cut-off included in the calculation. Minimum intercept length of 10 meters.
b.Pascua - Lama drill hole nomenclature: DDH (diamond drillhole) followed by the prospect (LAM, Lama) the last two numbers of the year and a correlative number.
c.True widths are uncertain at this stage.

The drilling results for the Pascua-Lama property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig

BARRICK SECOND QUARTER 2021	105	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Pascua-Lama conform to industry accepted quality control methods.

9Alturas - Del Carmen Significant Interceptsa

Drill Results from Q2 2021
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
DDH-RGR-039	110	(50)	142.5-160	17.5	0.4
DDH-RGR-042	80	(70)	100.5-197	96.5	1.23
DDH-RGR-043	225	(65)	264-274	10.0	1.97
DDH-RGR-047	225	(50)	0-10	10.0	0.59
DDH-RGR-048	315	(75)	90-105	15.0	0.65
DDH-RGR-049	125	(70)	0-28	28.0	0.95
a.All significant intercepts reported at 0.25 g/t Au cut-off; include reported at 1 g/t Au cut-off, sub-include at 3 g/t Au cutoff. Internal dilution of no more than 10 consecutive meters below cut-off included in the calculation. Minimum intercept length 10 meters.
b.Alturas - Del Carmen drill hole nomenclature: DDH (diamond drillhole) followed by the prospect (RGR, Rojo Grande) and a correlative number.
c.True widths are uncertain at this stage.

The drilling results for the Alturas - Del Carmen property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Alturas - Del Carmen conform to industry accepted quality control methods.

10Bambadji Significant Interceptsa

Drill Results from Q2 2021

Drill Hole[b]	Azimuth	Dip	From	To	Width (m)[c]	Au (g/t)
KBWRC046	110	(50)	143.00	147.00	4.00	0.65
KBWRC051	110	(50)	113.00	118.00	5.0	0.60
KBWRC052	110	(50)	12.00	29.00	17.0	0.55
SYRC004	330	(50)	119.00	128.00	9.0	0.88
			82.00	87.00	5.0	1.16
SYRC005	330	(50)	113.00	128.00	15.0	1.43
SYRC006	330	(50)	47.00	92.00	45.0	0.55
SYRC008	330	(50)	94.00	117.00	23.0	1.16
			83.00	89.00	6.0	4.27
SYRC009	330	(50)	102.00	118.00	16.00	1.27
GFRC113	90	(50)	63.00	71.00	8.00	1.73
GFRC114	90	(50)	61.00	65.00	4.00	2.27
GFRC118	90	(50)	86.00	93.00	7.00	0.5
GFRC119	90	(50)	14.00	45.00	31.00	2.79
			74.00	78.00	4.00	2.26
BQWRC001	90	(50)	137.00	142.00	5.00	1.45
BQWRC002	90	(50)	145	148	3	2.19
			70	81	11	1.73
BQWRC003	90	(50)	113	121	8	1.08
BQWRC005	90	(50)	80	90	10	2.2
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 2m total width.
b.Drill hole nomenclature: KBW (Kabewest), GF (Gefa), SY (Soya), BQW (Baqata West) followed by type of drilling RC (Reverse Circulation) and DH (Diamond Drilling).
c.True widths uncertain at this stage.
The drilling results for the Bambadji property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery

BARRICK SECOND QUARTER 2021	106	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Bambadji property conform to industry accepted quality control methods.

11Loulo-Gounkoto Significant Interceptsa

Drill Results from Q2 2021
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
			2.05	17.05-19.1	0.87
FADH197	269.99	(55.48)	6.20	68.8-75	2.31
			2.50	21-23.5	1.61
			2.00	48-50	2.55
			18.80	52.2-71	2.11
FADH198	270.00	(55.12)	2.00	150-152	3.08
			2.20	11-13.2	15.60
			4.90	18.1-23	6.87
			3.00	36-39	1.21
			3.00	44-47	20.72
			12.80	51.2-64	4.12
			9.00	65.2-74.2	4.50
			3.90	88.1-92	8.87
			4.70	98.6-103.3	1.35
			3.35	125.9-129.25	0.57
			4.00	134-138	1.63
FADH199	270.51	(58.72)	3.80	141-144.8	1.01
FADH200	90.62	(55.87)	4.80	35.2-40	4.71
			3.70	58.5-62.2	0.58
			6.00	88-94	2.09
			16.20	96.7-112.9	2.36
			10.00	127-137	4.92
			2.90	142.8-145.7	4.16
			2.45	147.9-150.35	4.73
			5.00	186-191	2.49
			5.95	191.8-197.75	1.23
FADH201	270.77	(55.77)	2.10	204.5-206.6	2.37
MNRC012	90.46	(57.15)	16.00	32-48	1.42
			3.00	77-80	0.75
			2.00	98-100	0.89
MNRC018	102.61	(54.72)	4.00	147-151	1.80
MNRC019	87.79	(54.13)	7.00	104-111	0.67
			2.82	47.53-50.35	2.21
			8.30	62-70.3	3.38
			5.00	71.3-76.3	0.82
			12.05	77.35-89.4	2.01
			6.00	91-97	7.69
			13.95	102.6-116.55	7.44
			2.65	118.5-121.15	1.32
			10.98	130.5-141.48	2.63
			13.80	149.5-163.3	2.24
			6.30	173.6-179.9	1.27
			5.25	181.8-187.05	2.34
YRDH009	170.00	(51.00)	4.20	188.9-193.1	1.06
			2.60	16.4-19	1.40
			6.80	146.6-153.4	1.62
			2.33	155.27-157.6	52.95
			2.65	161-163.65	1.36
			3.28	167.7-170.98	0.83

BARRICK SECOND QUARTER 2021	107	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

			8.70	173.5-182.2	13.94
			3.90	185.4-189.3	18.79
			5.85	193.05-198.9	6.34
			2.00	201.5-203.5	1.51
			2.90	205.7-208.6	0.88
			2.07	210.63-212.7	0.90
			2.20	219.1-221.3	1.73
			4.90	224.35-229.25	3.08
			2.45	242.55-245	1.46
YRDH010	172.00	(55.00)	4.05	261.55-265.6	1.50
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 2m total width.
b.Loulo – Gounkoto drill hole nomenclature: prospect initial FA (Faraba Main), MN (Mina) followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling) RCDH (RC/Diamond Tail)
c.True widths uncertain at this stage.
The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

12Nielle East Significant Interceptsa

Drill Results from Q2 2021

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
JBAC056	120	(50)	38 - 41	3.00	2.26
JBRC016	120	(50)	92 - 97	5.00	1.27
			76 - 97	3.00	3.22
JBRC019	120	(50)	86 - 88	2.00	2.33
JBRC020	120	(50)	20 - 22	2.00	3.54
			22 - 25	3.00	0.92
JBRC023	120	(50)	28 - 32	4.00	0.65
SNRC028	120	(50)	175 - 177	2.00	0.55
SNRC029	120	(50)	127 - 132	5.00	1.22
SNRC030	120	(50)	172 - 174	2.00	2.23
SNRC031	120	(50)	126 - 133	7.00	3.39
			82 - 84	2.00	1.43
			211 - 225	4.00	3.49
SNRC032	120	(50)	218 - 221	3.00	3.08
			146 - 150	4.00	3.83
SNRC033	120	(50)	169 - 183	14.00	1.21
			44418	2.00	0.93
			2	2.00	1.17
SNRC036	120	(50)	60 - 62	2.00	1.36
			33 - 48	15	2.01
SNRC037	120	(50)	80 - 100	20	3.66
			66 - 69	3	6.66
			73 - 80	1.58	7
			83 -96	13	2.85
SNRC039	120	(50)	100 -114	14	5
			30 - 38	8	5.09
SNRC040	120	(50)	41 - 59	18	6.26
			128- 132	4	1.62
			140- 153	13	2.61
			159 - 166	7	2.44
SNRC041	120	(50)	170 - 177	7	6.18

BARRICK SECOND QUARTER 2021	108	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

			101 - 104	3	3.57
			107 - 113	6	2.08
SNRC042	120	(50)	121 - 135	14	10.33
SNRC043	120	(50)	41 - 64	23	2.04
			145 - 150	5	2.56
SNRC044	120	(50)	155- 1168	13	14.2
			121.00 - 142.00	21	3.41
SNDDH001	120	(50)	150 - 161.1	11.1	10.95
SNDDH002	120	(50)	230.5 - 246.65	16.15	2.73
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; 2m for maximal internal dilution.
b.Nielle drill hole nomenclature: JB (Jubula), SN (Seydou North) followed by type of drilling RC (Reverse Circulation), AC (Air core)
c.True widths uncertain at this stage.
d.Includings calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.
The drilling results for the Nielle property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.

13Boundiali East Significant Interceptsa

Drill Results from Q2 2021
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
			37 - 43	6.00	0.92
FSRC053	270	(50)	51 - 56	5.00	0.70
			24 - 28	4.00	1.05
FSRC054	270	(50)	47 - 52	5.00	2.75
FSRC056	270	(50)	28 - 33	5.00	1.31
FSRC057	270	(50)	2 - 6	4.00	2.00
			75 - 82	7.00	1.38
FSRC058	270	(50)	87 - 94	7.00	2.63
FSRC059	270	(50)	10 - 15	5.00	0.92
			22 - 38	16.00	3.19	27 - 32	5.00	7.68
			42 - 48	6.00	0.69
FSRC060	270	(50)	55 - 60	5.00	1.14
FSRC061	270	(50)	14 - 28	14.00	2.19	16 - 20	4.00	4.99
FSRC062	270	(50)	52 - 60	8.00	0.85
FSRC063	270	(50)	58 - 61	3.00	2.19
			28 - 32	4.00	2.48
FSRC064	270	(50)	60 - 63	3.00	1.17
KASRC003	125	(50)	83-89	6.00	1.59
			94-103	9.00	11.22	96-102	6.00	16.33
KASRC004	125	(50)	119-126	7	3.45
KASRC007	125	(50)	43-69	21	8.67	48-61	13	12.51
			0-7	7	3.66	2-5	3	5.62
KASRC008	125	(50)	57-68	11	0.68
			0-9	9	1.83
KASRC010	125	(50)	31-41	10	3.48
KASRC015	125	(50)	73-84	11	1.66
			14-18	4	1.56
KASRC016	125	(50)	76-80	4	5.76	76-78	2	9.23
			44520	9	2.98
KASRC021	125	(50)	57-61	4	1.6
			0-4	4	4.24	1-3	2	7.73
			44547	5	2.19	12-14	2	3.6

BARRICK SECOND QUARTER 2021	109	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

KASRC024	125	(50)	25-42	17	2.65	38-42	4	6.05
KASRC027	125	(50)	51-55	4	1.61
KASRC029	125	(50)	18-24	6	1.87
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; 2m for maximal internal dilution.
b.Boundiali drill hole nomenclature: prospect initial FS (Fonondara), KA (Kassere) SN (Sani), followed by type of drilling RC (Reverse Circulation) or DDH (Diamond Drilling)
c.True widths uncertain at this stage.
d.Includings calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.
The drilling results for the Boundiali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Boundiali property conform to industry accepted quality control methods.

14Kibali Significant Interceptsa

Drill Results from Q2 2021
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
			0.0-2.3	2.30	0.59
			8.2-10.1	1.90	0.82
			778.2-783.8	5.60	7.18
			812.4-814.4	2.00	5.53
			953.5-955.5	2.00	1.71
			997-1011	14.00	0.90
			1094.8-1097.2	2.40	0.65
			1139-1144.9	5.90	0.77
			1157.8-1162.7	4.90	0.59
			1503.4-1506.7	3.30	1.68
			1557-1560	3.00	0.89
DDD604AW1	115	(78)	1611.7-1623.9	12.20	1.30
			293.3-299.3	6.05	2.78
DDD605	135	(70)	304-308.1	4.10	0.84
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.
b.Kibali drill hole nomenclature: prospect initial KV (Kalimva), P (Pakaka), T (Tete Bakangwe) followed by the type of drilling RC (Reverse Circulation), DD (Diamond), GC (Grade control) with no designation of the year. KCDU = KCD Underground.
c.True widths uncertain at this stage.
The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2021	110	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue (notes 5 and 6)	$2,893	$3,055	$5,849	$5,776
Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,704	1,900	3,416	3,676
General and administrative expenses	47	71	85	111
Exploration, evaluation and project expenses	77	78	138	149
Impairment (reversals) charges (notes 9b and 13)	2	23	(87)	(313)
Loss on currency translation	7	2	11	18
Closed mine rehabilitation	6	7	29	97
Income from equity investees (note 12)	(104)	(61)	(207)	(115)
Other expense (note 9a)	26	73	45	38
Income before finance costs and income taxes	$1,128	$962	$2,419	$2,115
Finance costs, net	(91)	(82)	(178)	(186)
Income before income taxes	$1,037	$880	$2,241	$1,929
Income tax expense (note 10)	(343)	(258)	(717)	(644)
Net income	$694	$622	$1,524	$1,285
Attributable to:
Equity holders of Barrick Gold Corporation	$411	$357	$949	$757
Non-controlling interests (note 17)	$283	$265	$575	$528

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 8)
Net income
Basic	$0.23	$0.20	$0.53	$0.43
Diluted	$0.23	$0.20	$0.53	$0.43
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2021	111	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements
of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net income	$694	$622	$1,524	$1,285
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized losses on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	—	(2)	—	(1)
Realized losses on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	3	—	3	—
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	—	(1)	—	(5)
Items that will not be reclassified to profit or loss:
Actuarial loss on post employment benefit obligations, net of tax $nil, $(3), $3 and $nil	—	(5)	—	(2)
Net change on equity investments, net of tax $(3), $nil, $5 and $nil	10	118	(37)	93
Total other comprehensive income (loss)	13	110	(34)	85
Total comprehensive income	$707	$732	$1,490	$1,370
Attributable to:
Equity holders of Barrick Gold Corporation	$424	$467	$915	$842
Non-controlling interests	$283	$265	$575	$528
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2021	112	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income	$694	$622	$1,524	$1,285
Adjustments for the following items:
Depreciation	500	566	1,007	1,090
Finance costs, net	100	86	194	197
Impairment (reversals) charges (notes 9b and 13)	2	23	(87)	(313)
Income tax expense (note 10)	343	258	717	644
Income from investment in equity investees	(104)	(61)	(207)	(115)
Loss (gain) on sale of non-current assets	(7)	8	(10)	(52)
Loss on currency translation	7	2	11	18
Change in working capital (note 11)	(197)	(8)	(249)	(314)
Other operating activities (note 11)	(76)	25	(116)	106
Operating cash flows before interest and income taxes	1,262	1,521	2,784	2,546
Interest paid	(131)	(130)	(153)	(154)
Income taxes paid[1]	(492)	(360)	(690)	(472)
Net cash provided by operating activities	639	1,031	1,941	1,920
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(658)	(509)	(1,197)	(960)
Sales proceeds	1	9	5	16
Investment sales	—	206	—	206
Divestitures (note 4)	19	—	19	256
Dividends received from equity method investments	35	29	161	54
Shareholder loan repayments from equity method investments	—	1	1	1
Net cash used in investing activities	(603)	(264)	(1,011)	(427)
FINANCING ACTIVITIES
Lease repayments	(4)	(7)	(10)	(12)
Debt repayments	—	—	(7)	(351)
Dividends	(159)	(124)	(317)	(246)
Return of capital (note 16)	(250)	—	(250)	—
Funding from non-controlling interests (note 17)	6	—	12	1
Disbursements to non-controlling interests (note 17)	(206)	(217)	(471)	(434)
Other financing activities (note 11)	43	—	64	(15)
Net cash used in financing activities	(570)	(348)	(979)	(1,057)
Effect of exchange rate changes on cash and equivalents	—	(3)	(1)	(7)
Net increase (decrease) in cash and equivalents	(534)	416	(50)	429
Cash and equivalents at the beginning of period	5,672	3,327	5,188	3,314
Cash and equivalents at the end of period	$5,138	$3,743	$5,138	$3,743
1.Income taxes paid excludes $57 million (2020: $45 million) for the three months ended June 30, 2021 and $93 million (2020: $69 million) for the six months ended June 30, 2021 of income taxes payable that were settled against offsetting VAT receivables.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2021	113	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Balance Sheets

Barrick Gold Corporation	As at June 30,	As at December 31,
(in millions of United States dollars) (Unaudited)	2021	2020
ASSETS
Current assets
Cash and equivalents (note 14a)	$5,138	$5,188
Accounts receivable	554	558
Inventories	1,825	1,878
Other current assets	522	519
Total current assets	$8,039	$8,143
Non-current assets
Equity in investees (note 12)	4,715	4,670
Property, plant and equipment	24,755	24,628
Goodwill	4,769	4,769
Intangible assets	158	169
Deferred income tax assets	61	98
Non-current portion of inventory	2,559	2,566
Other assets	1,472	1,463
Total assets	$46,528	$46,506
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,157	$1,458
Debt	15	20
Current income tax liabilities	311	436
Other current liabilities	315	306
Total current liabilities	$1,798	$2,220
Non-current liabilities
Debt	5,137	5,135
Provisions	2,925	3,139
Deferred income tax liabilities	3,197	3,034
Other liabilities	1,297	1,268
Total liabilities	$14,354	$14,796
Equity
Capital stock (note 16)	$28,995	$29,236
Deficit	(7,320)	(7,949)
Accumulated other comprehensive loss	(20)	14
Other	2,034	2,040
Total equity attributable to Barrick Gold Corporation shareholders	$23,689	$23,341
Non-controlling interests (note 17)	8,485	8,369
Total equity	$32,174	$31,710
Contingencies and commitments (notes 5 and 18)
Total liabilities and equity	$46,528	$46,506
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2021	114	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2021	1,778,190	$29,236	($7,949)	$14	$2,040	$23,341	$8,369	$31,710
Net income	—	—	949	—	—	949	575	1,524
Total other comprehensive loss	—	—	—	(34)	—	(34)	—	(34)
Total comprehensive income (loss)	—	—	949	(34)	—	915	575	1,490
Transactions with owners
Dividends	—	—	(317)	—	—	(317)	—	(317)
Return of capital (note 16)	—	(250)	—	—	—	(250)	—	(250)
Issued on exercise of stock options	50	—	—	—	—	—	—	—
Funding from non-controlling interests (note 17)	—	—	—	—	—	—	12	12
Disbursements to non-controlling interests (note 17)	—	—	—	—	—	—	(471)	(471)
Dividend reinvestment plan (note 16)	104	3	(3)	—	—	—	—	—
Share-based payments	898	6	—	—	(6)	—	—	—
Total transactions with owners	1,052	(241)	(320)	—	(6)	(567)	(459)	(1,026)
At June 30, 2021	1,779,242	$28,995	($7,320)	($20)	$2,034	$23,689	$8,485	$32,174

At January 1, 2020	1,777,927	$29,231	($9,722)	($122)	$2,045	$21,432	$8,395	$29,827
Net income	—	—	757	—	—	757	528	1,285
Total other comprehensive income	—	—	—	85	—	85	—	85
Total comprehensive income	—	—	757	85	—	842	528	1,370
Transactions with owners
Dividends	—	—	(246)	—	—	(246)	—	(246)
Issuance of 16% interest in Tanzania mines	—	—	—	—	—	—	238	238
Issued on exercise of stock options	40	—	—	—	—	—	—	—
Funding from non-controlling interests	—	—	—	—	—	—	1	1
Disbursements to non-controlling interests	—	—	—	—	—	—	(448)	(448)
Dividend reinvestment plan	101	3	(3)	—	—	—	—	—
Share-based payments	—	—	—	—	4	4	—	4
Total transactions with owners	141	3	(249)	—	4	(242)	(209)	(451)
At June 30, 2020	1,778,068	$29,234	($9,214)	($37)	$2,049	$22,032	$8,714	$30,746
1Includes cumulative translation losses at June 30, 2021: $95 million (December 31, 2020: $95 million; June 30, 2020: $92 million).
2Includes additional paid-in capital as at June 30, 2021: $1,996 million (December 31, 2020: $2,002 million; June 30, 2020: $2,011 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2021	115	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 ■ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.
We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d'Ivoire, the Democratic Republic of the Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas and Africa.

2 ■ Significant Accounting Policies

a) Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2020 ("2020 Annual Financial Statements"), and have been consistently applied in the preparation of these interim financial statements, except as otherwise noted in Note 2b. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 6, 2021.

b)  New Accounting Standards Issued But Not Yet Effective
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.

3 ■ Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2020 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2020 Annual Financial Statements.

a)    Provision for Environmental Rehabilitation (“PER”)
Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. For operating mines, the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

b)    Pascua-Lama
The Pascua-Lama project received $457 million as at June 30, 2021 (December 31, 2020: $459 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. Interest on this amount would accrue from the date of non-compliance.
In addition, we have recorded $48 million in VAT recoverable in Argentina as at June 30, 2021 (December 31, 2020: $53 million) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

c)    Contingencies
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to note 18 for further details on contingencies.

BARRICK SECOND QUARTER 2021	116	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
d)    Covid-19
On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. The pandemic and efforts to contain it have had a significant effect on commodity prices and capital markets. We have adopted certain operating procedures to respond to Covid-19 and to date, our operations have not been significantly impacted by the pandemic with the exception of Veladero, where the government of Argentina implemented a mandatory nationwide quarantine in March 2020. Although this was lifted in April 2020, movement and social distancing restrictions impacted the remobilization of employees and contractors back to site. Notwithstanding the proactive and considered actions taken to maintain a safe workplace, it is possible that in the future there will be negative impacts on our operations or supply chain and the pandemic may trigger actions such as reduced mining and production activities at our operations. This could have a material adverse effect on our cash flows, earnings, results of operations and financial position.
Our sites have continued to produce and sell their production, with no significant disruptions to date other than Veladero as noted above. Our ability to maintain production across our operations combined with increased market gold prices, has resulted in Barrick being able to deliver $1.9 billion in operating cash flow for the six months ended June 30, 2021. Barrick has $5.1 billion in cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing us with sufficient liquidity to manage through this period of uncertainty.

4 ■ Acquisitions and Divestitures

a) Lagunas Norte
On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. ("Boroo") for total consideration of up to $81 million, with $20 million of cash consideration on closing, additional cash consideration of $10 million payable on the first anniversary of closing and $20 million payable on the second anniversary of closing, a 2% net smelter return royalty, which may be purchased by Boroo for a limited period after closing for $16 million, plus a contingent payment of up to $15 million based on the two-year average gold price. An impairment reversal of $86 million was recognized in the first quarter of 2021. Refer to note 13 for further details. The transaction closed on June 1, 2021 and we recognized a gain on sale of $4 million in the second quarter of 2021 based on a final fair value of consideration of $65 million. We remain contractually liable for all tax matters that existed prior to our divestiture until these matters are resolved.

b) Massawa Project
On March 4, 2020, Barrick and our Senegalese joint venture partner completed the sale of our aggregate 90% interest in the Massawa project (“Massawa”) in Senegal to Teranga Gold Corporation (“Teranga”), now Endeavour Mining Corporation, for total consideration fair valued at $440 million on the date of closing. Barrick received 92.5% of the consideration for its interest in the Massawa project, with the balance received by Barrick’s local Senegalese partner. Barrick received a net of $256 million in cash and 19,164,403 Teranga common shares (worth $104 million at the date of closing) plus a contingent payment of up to $46.25 million based on the three year average gold price, which was valued at $28 million at the date of closing. The cash consideration received was net of $25 million that Barrick provided through its participation in the $225 million syndicated debt financing facility secured by Teranga in connection with the transaction. In the first quarter of 2021, we received full repayment of the outstanding loan. The difference between the fair value of consideration received and the carrying value of the assets on closing was $54 million and was recognized as a gain in the first quarter of 2020.

BARRICK SECOND QUARTER 2021	117	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
5 ■ Segment Information

Barrick’s business is organized into eighteen minesites and one project. Barrick’s Chief Operating Decision Maker ("CODM") (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, and/or project level. Each individual minesite and the Pascua-Lama project are operating segments for financial reporting purposes. Our presentation of our reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). Starting in the first quarter of 2021, Goldrush was included as part of Cortez as the CODM began reviewing the operating results and assessing performance on a combined level. The remaining operating segments, including our remaining gold mines, copper mines and project, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Prior period figures have been restated to reflect the changes made to our reportable operating segments in the current year.

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2021	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$572	$267	$59	$7	($8)	$247
Cortez[2]	328	143	66	2	1	116
Turquoise Ridge[2]	235	98	48	—	—	89
Pueblo Viejo[2]	369	122	55	1	9	182
Loulo-Gounkoto[2]	329	110	69	5	6	139
Kibali	169	60	36	1	2	70
Veladero	91	40	20	—	2	29
North Mara[2]	144	65	12	—	1	66
Bulyanhulu[2]	82	38	13	—	1	30
Other Mines[2]	719	305	146	3	16	249
Reportable segment total	$3,038	$1,248	$524	$19	$30	$1,217
Share of equity investees	(169)	(60)	(36)	(1)	(2)	(70)
Segment total	$2,869	$1,188	$488	$18	$28	$1,147

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2020	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$654	$325	$70	$7	$6	$246
Cortez[2]	368	131	56	3	—	178
Turquoise Ridge[2]	218	96	40	4	—	78
Pueblo Viejo[2]	335	124	54	2	(2)	157
Loulo-Gounkoto[2]	340	126	74	4	2	134
Kibali	164	59	42	1	(2)	64
Veladero	62	30	13	—	3	16
North Mara[2]	139	59	25	—	2	53
Bulyanhulu[2]	67	37	23	—	7	—
Other Mines[2]	825	381	197	3	34	210
Reportable segment total	$3,172	$1,368	$594	$24	$50	$1,136
Share of equity investees	(164)	(59)	(42)	(1)	2	(64)
Segment total	$3,008	$1,309	$552	$23	$52	$1,072

BARRICK SECOND QUARTER 2021	118	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2021	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$1,235	$555	$127	$10	($9)	$552
Cortez[2]	620	286	130	5	2	197
Turquoise Ridge[2]	504	198	99	—	—	207
Pueblo Viejo[2]	789	252	116	2	10	409
Loulo-Gounkoto[2]	666	225	138	9	14	280
Kibali	323	120	68	1	1	133
Veladero	148	64	31	—	2	51
North Mara[2]	263	121	27	—	2	113
Bulyanhulu[2]	132	66	25	—	2	39
Other Mines[2]	1,406	604	288	6	31	477
Reportable segment total	$6,086	$2,491	$1,049	$33	$55	$2,458
Share of equity investees	(323)	(120)	(68)	(1)	(1)	(133)
Segment total	$5,763	$2,371	$981	$32	$54	$2,325

Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2020	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$1,316	$649	$150	$10	$12	$495
Cortez[2]	698	259	110	5	2	322
Turquoise Ridge[2]	444	192	91	5	2	154
Pueblo Viejo[2]	709	256	107	5	—	341
Loulo-Gounkoto[2]	583	220	133	6	5	219
Kibali	304	111	83	2	(4)	112
Veladero	152	75	35	—	2	40
North Mara[2]	271	113	50	—	(3)	111
Bulyanhulu[2]	81	43	31	—	19	(12)
Other Mines[2]	1,435	733	354	7	33	308
Reportable segment total	$5,993	$2,651	$1,144	$40	$68	$2,090
Share of equity investees	(304)	(111)	(83)	(2)	4	(112)
Segment total	$5,689	$2,540	$1,061	$38	$72	$1,978
1Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended June 30, 2021, accretion expense was $8 million (2020: $4 million) and for the six months ended June 30, 2021, accretion expense was $13 million (2020: $12 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended June 30, 2021 for Nevada Gold Mines $541 million, $314 million, $224 million (2020: $577 million, $342 million, $224 million), Pueblo Viejo $147 million, $70 million, $73 million (2020: $134 million, $70 million, $65 million), Loulo-Gounkoto $66 million, $36 million, $28 million (2020: $68 million, $40 million, $27 million), North Mara, Bulyanhulu and Buzwagi $42 million, $25 million, $18 million (2020: $52 million, $32 million, $18 million), and Tongon $10 million, $8 million, $2 million (2020: $13 million, $11 million, $4 million) and for the six months ended June 30, 2021 for Nevada Gold Mines $1,098 million, $632 million, $460 million (2020: $1,113 million, $672 million, $424 million), Pueblo Viejo $321 million, $146 million, $171 million (2020: $292 million, $144 million, $147 million), Loulo-Gounkoto $133 million, $73 million, $56 million (2020: $117 million, $71 million, $44 million), North Mara, Bulyanhulu and Buzwagi $74 million, $48 million, $26 million (2020: $83 million, $54 million, $26 million) and Tongon $20 million, $16 million, $3 million (2020: $24 million, $20 million, $5 million), respectively.

BARRICK SECOND QUARTER 2021	119	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended June 30		For the six months ended June 30
	2021	2020	2021	2020
Segment income	$1,147	$1,072	$2,325	$1,978
Other revenue	24	47	86	87
Other cost of sales/amortization	(28)	(39)	(64)	(75)
Exploration, evaluation and project expenses not attributable to segments	(59)	(55)	(106)	(111)
General and administrative expenses	(47)	(71)	(85)	(111)
Other income not attributable to segments	(4)	(37)	(3)	17
Impairment reversals (charges)	(2)	(23)	87	313
Loss on currency translation	(7)	(2)	(11)	(18)
Closed mine rehabilitation	(6)	(7)	(29)	(97)
Income from equity investees	104	61	207	115
Finance costs, net (includes non-segment accretion)	(83)	(78)	(165)	(174)
Gain (loss) on non-hedge derivatives	(2)	12	(1)	5
Income before income taxes	$1,037	$880	$2,241	$1,929

Capital Expenditures Information

	Segment capital expenditures[1]
	For the three months ended June 30		For the six months ended June 30
	2021	2020	2021	2020
Carlin	$141	$103	$233	$196
Cortez	70	123	132	225
Turquoise Ridge	39	23	72	53
Pueblo Viejo	143	32	244	60
Loulo-Gounkoto	88	70	158	109
Kibali	20	16	31	31
Veladero	43	16	83	42
North Mara	19	21	37	36
Bulyanhulu	18	9	33	13
Other Mines	76	87	150	152
Reportable segment total	$657	$500	$1,173	$917
Other items not allocated to segments	35	26	59	45
Total	$692	$526	$1,232	$962
Share of equity investees	(20)	(16)	(31)	(31)
Total	$672	$510	$1,201	$931
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended June 30, 2021, cash expenditures were $658 million (2020: $509 million) and the increase in accrued expenditures was $14 million (2020: $1 million increase). For the six months ended June 30, 2021, cash expenditures were $1,197 million (2020: $960 million) and the increase in accrued expenditures was $4 million (2020: $29 million decrease).

Purchase Commitments
At June 30, 2021, we had purchase obligations for supplies and consumables of $1,655 million (December 31, 2020: $1,882 million).

Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $186 million at June 30, 2021 (December 31, 2020: $223 million).

BARRICK SECOND QUARTER 2021	120	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
6 ■ Revenue

	For the three months ended June 30		For the six months ended June 30
	2021	2020	2021	2020
Gold sales
Spot market sales	$2,524	$2,617	$5,139	$5,172
Concentrate sales	63	191	92	229
Provisional pricing adjustments	2	4	(1)	4
	$2,589	$2,812	$5,230	$5,405
Copper sales
Concentrate sales	$234	$157	$445	$280
Provisional pricing adjustments	—	27	45	3
	$234	$184	$490	$283
Other sales[1]	70	59	129	88
Total	$2,893	$3,055	$5,849	$5,776
1Revenues include the sale of by-products for our gold and copper mines.

7 ■ Cost of Sales

	Gold		Copper		Other[3]		Total
For the three months ended June 30	2021	2020	2021	2020	2021	2020	2021	2020
Site operating costs[1,2]	$1,016	$1,121	$65	$79	$—	$2	$1,081	$1,202
Depreciation[1]	448	498	46	63	6	5	500	566
Royalty expense	92	116	25	11	—	—	117	127
Community relations	5	5	1	—	—	—	6	5
	$1,561	$1,740	$137	$153	$6	$7	$1,704	$1,900
	Gold		Copper		Other[3]		Total
For the six months ended June 30	2021	2020	2021	2020	2021	2020	2021	2020
Site operating costs[1,2]	$2,036	$2,201	$130	$148	$—	$4	$2,166	$2,353
Depreciation[1]	902	972	94	106	11	12	1,007	1,090
Royalty expense	185	200	48	22	—	—	233	222
Community relations	9	10	1	1	—	—	10	11
	$3,132	$3,383	$273	$277	$11	$16	$3,416	$3,676
1Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $nil for the three months ended June 30, 2021 (2020: $1 million) and $14 million for the six months ended June 30, 2021 (2020: $18 million).
2Site operating costs includes the costs of extracting by-products.
3Other includes realized hedge gains and losses and corporate amortization.

8 ■ Earnings Per Share

	For the three months ended June 30				For the six months ended June 30
	2021		2020		2021		2020
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$694	$694	$622	$622	$1,524	$1,524	$1,285	$1,285
Net income attributable to non-controlling interests	(283)	(283)	(265)	(265)	(575)	(575)	(528)	(528)
Net income attributable to equity holders of Barrick Gold Corporation	$411	$411	$357	$357	$949	$949	$757	$757
Weighted average shares outstanding	1,779	1,779	1,778	1,778	1,779	1,779	1,778	1,778
Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.23	$0.23	$0.20	$0.20	$0.53	$0.53	$0.43	$0.43

BARRICK SECOND QUARTER 2021	121	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
9 ■ Other Expense

a)    Other Expense (Income)

	For the three months ended June 30		For the six months ended June 30
	2021	2020	2021	2020
Other expense:
Bank charges	$4	$5	$6	$9
Bulyanhulu reduced operations program cost[1]	—	7	—	14
Covid-19 donations	—	18	—	18
Litigation	6	6	7	9
Loss on warrant investments at fair value through profit or loss ("FVPL")	5	—	10	—
Porgera care and maintenance costs	15	27	26	27
Other	4	20	11	30
Total other expense	$34	$83	$60	$107
Other income:
Loss (gain) on sale of long-lived assets	($7)	$8	($10)	($52)
Loss (gain) on non-hedge derivatives	2	(12)	1	(5)
Interest income on other assets	(3)	(6)	(6)	(12)
Total other income	($8)	($10)	($15)	($69)
Total	$26	$73	$45	$38
1Primarily relates to care and maintenance costs.

b)    Impairment (Reversals) Charges

	For the three months ended June 30		For the six months ended June 30
	2021	2020	2021	2020
Impairment (reversals) charges of non-current assets[1]	$2	$11	($87)	($325)
Impairment of intangibles	—	12	—	12
Total	$2	$23	($87)	($313)
1Refer to note 13 for further details.

10 ■ Income Tax Expense

	For the three months ended June 30		For the six months ended June 30
	2021	2020	2021	2020
Current	$237	$222	$502	$474
Deferred	106	36	215	170
	$343	$258	$717	$644

Income tax expense was $717 million for the six months ended June 30, 2021 (2020: $644 million). The unadjusted effective income tax rate for the six months ended June 30, 2021 was 32% of the income before income taxes.
The underlying effective income tax rate on ordinary income for the six months ended June 30, 2021 was 27% after adjusting for the impact of net impairment reversals; the impact of deferred taxes at Hemlo; the impact of the sale of our Lagunas Norte mine; the impact of tax reform measures in Argentina; the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; and the impact of other expense adjustments.

Currency Translation
Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (e.g. US dollars). The most significant balances relate to Argentine and Malian net deferred tax liabilities. In the six months ended June 30, 2021, a deferred tax expense of $26 million (2020: $1 million deferred tax recovery) primarily arose from translation losses on tax balances in Argentina and Mali, respectively, due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. These net translation losses are included within deferred income tax expense.

Withholding Taxes
For the six months ended June 30, 2021, we have recorded $16 million (2020: $13 million related to the United States) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States.

Nevada Gold Mines
Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12. Nevada Gold Mines is also subject to Net Proceeds of Minerals tax in Nevada, which is included on a consolidated basis in the Company's consolidated statements of income.

Nevada Mining Excise Tax
A new mining excise tax applied to gross proceeds became effective on July 1, 2021 following the passing of Assembly Bill 495 at the Nevada Legislative Session ended on May 31, 2021. The new excise tax is a tiered tax, with a highest rate of 1.1% and first payment expected in April 2022.
The bill does not take into consideration expenses or costs incurred to generate gross proceeds, therefore, this tax will be treated as a gross receipts tax and not as a tax based on income subject to IAS 12. As a result, this new tax will be reported as a component of cost of sales and not as an income tax expense.

Argentina Deferred Taxes
On June 16, 2021, Argentina enacted a law increasing its corporate tax rate from 30% to 35% for 2021 and thereafter. This law supersedes previous legislation that was expected to enforce a corporate tax rate of 25% for 2021. In addition, the dividend withholding tax was decreased from 13% to 7% for 2021 and thereafter.
A deferred tax expense of $72 million was recorded in the second quarter of 2021 as a result of these tax reform measures.

BARRICK SECOND QUARTER 2021	122	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
11 ■ Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2021	2020	2021	2020
Adjustments for non-cash income statement items:
Loss (gain) on non-hedge derivatives	$2	($12)	$1	($5)
Loss on warrant investments at FVPL	5	—	10	—
Share-based compensation expense	23	33	36	50
Change in estimate of rehabilitation costs at closed mines	6	7	29	97
Net inventory impairment charges	—	1	8	18
Change in other assets and liabilities	(82)	21	(104)	17
Settlement of share-based compensation	—	(1)	(44)	(27)
Settlement of rehabilitation obligations	(30)	(24)	(52)	(44)
Other operating activities	($76)	$25	($116)	$106
Cash flow arising from changes in:
Accounts receivable	($29)	($40)	$6	($48)
Inventory	(97)	59	(111)	(25)
Other current assets	(75)	(33)	(82)	(139)
Accounts payable	28	6	(73)	(73)
Other current liabilities	(24)	—	11	(29)
Change in working capital	($197)	($8)	($249)	($314)

Financing Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2021	2020	2021	2020
Pueblo Viejo JV partner shareholder loan	$43	$—	$64	$—
Debt extinguishment costs	—	—	—	(15)
Other financing activities	$43	$—	$64	($15)

12 ■ Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Other	Total
At January 1, 2020	$3,218	$296	$955	$58	$4,527
Equity pick-up from equity investees	201	74	12	1	288
Dividends received	(140)	—	—	(1)	(141)
Shareholder loan repayment	—	(1)	—	(3)	(4)
At December 31, 2020	$3,279	$369	$967	$55	$4,670
Equity pick-up from equity investees	108	75	24	—	207
Dividends received	(71)	(25)	(65)	—	(161)
Shareholder loan repayment	—	—	—	(1)	(1)
At June 30, 2021	$3,316	$419	$926	$54	$4,715

BARRICK SECOND QUARTER 2021	123	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

13 ■ Impairment of Goodwill and Other Assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Refer to note 21 of the 2020 Annual Financial Statements for further information.
For the six months ended June 30, 2021, we recorded net impairment reversals of $87 million (2020: $313 million net impairment reversals) for non-current assets.

Indicators of impairment and reversals
2021
Lagunas Norte
As described in note 4, on February 16, 2021, we announced an agreement to sell our 100% interest in the Lagunas Norte gold mine in Peru to Boroo for total consideration of up to $81 million. An impairment reversal of $86 million was recognized in the first quarter of 2021 based on the March 31, 2021 fair value of the consideration to be received of $63 million. Lagunas Norte was in a net liability position, which resulted in an impairment reversal that exceeded the fair value less costs of disposal ("FVLCD"). The transaction closed on June 1, 2021.

Porgera
On April 9, 2021, the Papua New Guinea ("PNG") government and Barrick Niugini Limited (“BNL”, the 95% owner and operator of the Porgera joint venture) agreed on a partnership for the future ownership and operation of the Porgera mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its special mining lease ("SML"). The financial impact will be determined once the definitive agreements, which are currently being negotiated, have been signed. We have determined that as at June 30, 2021, there is no loss to recognize. Refer to note 18 for more information.

2020
Tanzania
On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the Government of Tanzania ("GoT") and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Effective January 1, 2020, the GoT received a free carried shareholding of 16% in each of the Tanzania mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive half of the economic benefits from the Tanzanian operations from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments.
We determined this to be an indicator of impairment reversal, as the resolution of the long standing dispute has led to a decrease in the risk adjustment previously included in the weighted average cost of capital ("WACC") and the removal of the estimated impact of the previously anticipated issuance of the equity to the GoT. The key assumptions and estimates used in determining the FVLCD were a short-term gold price of $1,350 per ounce, long-term gold price of $1,300 per ounce, NAV multiples of 1.1-1.3 and a WACC of 5.4%-6.2%. Management assumed the resumption of concentrate sales and exports commencing in Q2 2020 and the resumption of production from underground mining at Bulyanhulu in 2020. We identified that the FVLCD exceeded the carrying value and a full non-current asset impairment reversal was recognized in the first quarter of 2020 of $649 million at Bulyanhulu and $88 million at North Mara, based on a FVLCD of $1,237 million and $967 million, respectively. No impairment reversal was recognized at Buzwagi.
The FVLCD was also used to determine the initial value assigned to the 16% equity interest in each of the operating mines that was given to the GoT. The recognition of this non-controlling interest in the three Tanzanian mines resulted in a loss of $238 million being recognized in the first quarter of 2020. The assignment of 16% of the existing shareholder loans also resulted in the recognition of a $167 million loss in the first quarter of 2020.
As the signing of the agreement to resolve all outstanding disputes with the GoT caused the impairment reversal, loss on equity issuance and loss on assignment of shareholder loans, the financial impact has been aggregated and presented as a $332 million net impairment reversal on the consolidated statement of income.

14 ■ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

a)  Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days.

b)  Debt
In May 2021, we amended the credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate (“LIBOR”) plus 1.125% on drawn amounts, and a standby rate of 0.11% on undrawn amounts. The Credit Facility also includes terms to replace LIBOR with a suitable replacement once that matter is resolved. As part of the amendment, the termination date of the Credit Facility was extended from January 2025 to May 2026. The Credit Facility was undrawn as at June 30, 2021.

BARRICK SECOND QUARTER 2021	124	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
15 ■ Fair Value Measurements

a)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at June 30, 2021	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
	(Level 1)	(Level 2)	(Level 3)
Cash and equivalents	$5,138	$—	$—	$5,138
Other investments[1]	377	—	—	377
Derivatives	—	50	—	50
Receivables from provisional copper and gold sales	—	282	—	282
	$5,515	$332	$—	$5,847
1 Includes equity investments in other mining companies.

b)    Fair Values of Financial Assets and Liabilities

	As at June 30, 2021		As at December 31, 2020
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1]	$419	$419	$571	$571
Other investments[2]	377	377	428	428
Derivative assets[3]	50	50	40	40
	$846	$846	$1,039	$1,039
Financial liabilities
Debt[4]	$5,152	$7,039	$5,155	$7,288
Other liabilities	422	422	382	382
	$5,574	$7,461	$5,537	$7,670
1Includes restricted cash and amounts due from our partners.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
3Primarily consists of contingent consideration received as part of the sale of Massawa and Lagunas Norte.
4Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

The Company’s valuation techniques were presented in Note 26 of the 2020 Annual Financial Statements and have been consistently applied in these interim financial statements.

16 ■ Capital Stock

a)    Authorized Capital Stock
Our authorized capital stock is composed of an unlimited number of common shares (issued 1,779,242,406 common shares as at June 30, 2021). Our common shares have no par value.

b)    Dividends
The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.
The Company’s dividend reinvestment plan resulted in 103,785 common shares issued to shareholders for the six months ended June 30, 2021.

c)    Return of Capital
At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates. The total return of capital distribution is expected to be effected in three equal tranches. The first $250 million tranche was paid on June 15, 2021, to shareholders of record at the close of business on May 28, 2021. The second return of capital distribution is expected to be paid on September 15, 2021, to shareholders of record on August 31, 2021. The remaining distribution of $250 million is expected to be effected to shareholders of record on a date to be determined in November 2021.

BARRICK SECOND QUARTER 2021	125	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
17 ■ Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo-Gounkoto	Tongon	Other	Total
NCI in subsidiary at June 30, 2021	38.5%	40%	16%	20%	10.3%	Various
At January 1, 2020	$6,039	$1,424	$—	$901	$47	($16)	$8,395
Share of income (loss)	965	196	57	68	9	(5)	1,290
Cash contributed	—	—	—	—	—	11	11
Increase in non-controlling interest	—	—	251	—	—	—	251
Disbursements	(1,026)	(427)	(45)	(36)	(17)	(27)	(1,578)
At December 31, 2020	$5,978	$1,193	$263	$933	$39	($37)	$8,369
Share of income	420	96	18	39	2	—	575
Cash contributed	—	—	—	—	—	12	12
Disbursements	(371)	(61)	—	(29)	—	(10)	(471)
At June 30, 2021	$6,027	$1,228	$281	$943	$41	($35)	$8,485
1Tanzania mines consist of North Mara, Bulyanhulu and Buzwagi.

18 ■ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.
Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 36 “Contingencies” to the 2020 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2020 Annual Financial Statements.
The description set out below should be read in conjunction with Note 36 “Contingencies” to the 2020 Annual Financial Statements.

Litigation and Claims Update
Proposed Canadian Securities Class Actions (Pascua-Lama)
On February 19, 2021, the Ontario Court of Appeal allowed the proposed representative Plaintiffs’ appeal in part. The Ontario Court of Appeal set aside the Ontario Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to the Company’s capital cost and scheduling estimates as well as to certain accounting and financial reporting issues, and remitted to the Ontario Superior Court the issue of whether leave to proceed should be granted in respect of those claims. The Ontario Court of Appeal upheld the Ontario Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to certain environmental matters in Chile. The Company subsequently filed an application for leave to appeal to the Supreme Court of Canada.
On July 29, 2021, the Supreme Court of Canada dismissed Barrick’s application for leave to appeal. As a result, the case will go back to the Ontario Superior Court, which will determine anew whether to grant leave to proceed with the balance of the Plaintiffs’ statutory secondary market misrepresentations claims.
The motion for class certification in Ontario has not yet been heard. The Ontario Superior Court has indicated that it currently does not intend to hear that motion until after the Plaintiffs’ motion for leave to proceed in respect of the balance of their statutory secondary market misrepresentation claims is determined.
The Company intends to vigorously defend the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict the outcome.

Veladero - Operational Incidents and Associated Proceedings
Regulatory Proceedings and Actions
Federal Amparo Action
The Federal Court ordered the resumption of the proceedings on February 19, 2021.

Criminal Matters
Provincial Criminal Proceedings
On June 21, 2021, the Court issued a decision dismissing all charges against the defendants.

Veladero – Tax Assessment and Criminal Charges
On June 2, 2021 the trial court issued a decision dismissing the Criminal Tax Case against the directors. the Argentinean Federal Tax Authority ("AFIP") appealed and the Company's response to the appeal was filed July 25, 2021.

Writ of Kalikasan
One additional judicial affidavit was delivered by the Petitioners by February 10, 2021 and the Petitioners manifested their intention to introduce additional evidence without judicial affidavits. The Company objected to Petitioners’ manifested intention as well as to the admissibility of the additional judicial affidavit delivered by the Petitioners.
On February 17, 2021, the Province of Marinduque filed a Motion to Implead asking the Court of Appeal to add Marcopper Mining Corporation as a respondent. On March 1, 2021, the Company filed both a Manifestation submitting that the Motion to Implead is premature in light of the Company’s Motion for Partial Reconsideration filed February 9, 2021, and an Opposition to the Motion to Implead. The February 24, 2021 hearing date did not proceed.
On March 26, 2021, the Company filed a Petition for Certiorari in the Supreme Court seeking to set aside the

BARRICK SECOND QUARTER 2021	126	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Court of Appeals’ rulings of November 25, 2020 and January 21, 2021 relating to the Petitioners’ ability to call additional witnesses and file additional judicial affidavits.
On June 14, 2021, the Court of Appeals released a Resolution denying the Company's Motion for Partial Reconsideration filed February 9, 2021 as well as the Province of Marinduque's Motion to Implead Marcopper Mining Corporation as a respondent.
On June 25, 2021, the Company filed a Return Ad Cautelam in response to the Province of Marinduque's Petition for Intervention.
The Petitioners' evidence is now complete and the Court has set a schedule for the Petitioners to file their formal offer of evidence. The next trial date has not been scheduled.
No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome. The Company intends to continue to defend the action vigorously.

Reko Diq Arbitration
On March 16, 2021, the International Centre for Settlement of Investment Disputes (“ICSID”) registered a request for revision filed by the Government of Pakistan, resulting in a provisional stay on enforcement of the ICSID Award. The original panel that decided the case has reconstituted itself to hear the revision request. Tethyan Copper Company Pty Limited (“TCC”), the joint venture entity that holds Barrick’s 50% interest in the Reko Diq project, is vigorously opposing the revision request.
The Annulment Committee held its merits hearing on May 26 through 29, 2021. The decision of the Annulment Committee is pending.
The Company cannot reasonably estimate the financial effect of the ICSID Award. No amounts have been recognized at this time.

Porgera Special Mining Lease Extension
On April 25, 2020, the Porgera Gold Mine was put on care and maintenance, after BNL, the 95% owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that its application for a twenty year extension of the SML under which the Porgera mine was operated, previously filed in June of 2017, had been refused. While the Company believed the Government’s decision not to extend the SML was tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL, it nevertheless engaged in discussions with Prime Minister Marape and his Government to agree on a revised arrangement under which the Porgera Mine could be reopened, for the benefit of all stakeholders involved.
On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of Papua New Guinea and Kumul Minerals Holding Limited, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. The Framework Agreement reflects the key principles previously agreed between the parties on October 15, 2020. Under the terms of the Framework Agreement, the Papua New Guinea stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL, which will retain operatorship of the mine. The Framework Agreement also provides that Papua New Guinea stakeholders and BNL will share the economic benefits derived from the reopened Porgera Mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of Papua New Guinea will retain the option to acquire BNL’s 49% equity participation at fair market value after 10 years.
The provisions of the Framework Agreement will be implemented, and work to recommence full mine operations at Porgera will begin, following the execution of a number of definitive agreements and satisfaction of a number of conditions. In the meantime, under standstill arrangements contemplated by the Framework Agreement, all legal and arbitral proceedings previously initiated by the parties in relation to the Porgera dispute are to be suspended. BNL will remain in possession of the site and maintain the mine on care and maintenance.

Porgera Tax Audits
The Company remains in discussions with the IRC regarding the tax audits for 2006 through 2015 which resulted in the issuance of amended tax assessments against BNL on October 2, 2020. As previously reported, the Company has reviewed the amended assessments and concluded that there is no merit to the IRC’s tax audit adjustments, except for certain immaterial items for which a provision had already been made.
The Company has not recorded any additional estimated amounts for the potential liability arising from the amended assessments as the Company cannot reasonably predict the outcome.

Massawa Senegalese Tax Dispute
On March 10, 2021, the Company filed an application with the International Chamber of Commerce ("ICC") in Paris in accordance with the Mining Convention for Gold and Related Substances, dated November 24, 2003, pertaining to the Senegal mining code between the Government of the Republic of Senegal and the Company. On July 16, 2021, the ICC confirmed the appointment of the three arbitrators appointed to the tribunal and proceedings are expected to commence later this year.
The Company has recorded an estimated amount for the potential liability arising from this matter. In the Company’s view, it would be prejudicial to disclose the amount of that estimate as the arbitration proceedings are ongoing.

BARRICK SECOND QUARTER 2021	127	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Corporate Office

Barrick Gold Corporation
161 Bay Street, Suite 3700
Toronto, Ontario M5J 2S1
Canada

Telephone: +1 416 861-9911
Email: investor@barrick.com
Website: www.barrick.com

Shares Listed

GOLD     The New York Stock Exchange
ABX    The Toronto Stock Exchange

Transfer Agents and Registrars

AST Trust Company (Canada)
P.O. Box 700, Postal Station B
Montreal, Quebec H3B 3K3
or
American Stock Transfer & Trust Company, LLC
6201 – 15 Avenue
Brooklyn, New York 11219

Telephone: 1-800-387-0825
Fax: 1-888-249-6189
Email: inquiries@astfinancial.com
Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer
Mark Bristow
+1 647 205 7694
+44 788 071 1386

Senior Executive Vice-President and
Chief Financial Officer
Graham Shuttleworth
+1 647 262 2095
+44 779 771 1338

Investor and Media Relations
Kathy du Plessis
+44 20 7557 7738
Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intended”, “project”, “pursue”, “continue”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the timing and amount of Barrick’s return of capital distributions; mine life and production rates, including timing of production ramp-up at Goldrush; the results of the Goldrush Feasibility Study, including projected capital estimates, anticipated permitting timelines and investment returns related to the Goldrush Project, as well as opportunities for enhancements; Barrick’s engagement with local communities to manage the Covid-19 pandemic; our plans and expected timing and benefits of our growth projects, including the Goldrush project, Turquoise Ridge Third Shaft, and Pueblo Viejo plant and tailings facility expansion; the impact of Nevada’s new mining excise tax on Nevada Gold Mines; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; Barrick’s global exploration strategy and planned exploration activities; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets and tailings storage facility management; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a Record of Decision for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s special mining lease; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2021 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.